UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,
D.C. 20549
_________________
FORM
6-K
REPORT OF FOREIGN PRIVATE
ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: July 29, 2026
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland
(Address of principal executive offices)
Commission File Number: 1-15060
Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F
☒
Form 40-F
☐

This Form 6-K
consists of the
Second Quarter 2026
Report of UBS
Group AG, which
appears immediately following
this page.

UBS
Group
30 June 2026 Interim Report

1.
Key figures
3
UBS Group key figures
2.
Recent developments
4
Recent developments
3.
UBS Group performance, business
divisions and Group Items
7
Group performance
17
Global Wealth Management
22
Personal & Corporate Banking
26
Asset Management
29
Investment Bank
32
Non-core and Legacy
34
Group Items
4.
Risk, capital, liquidity and funding,
and balance sheet
36
Risk management and control
40
Capital management
49
Liquidity and funding management
50
Balance sheet and off-balance sheet
53
Share information and earnings per share
5.
Consolidated
financial statements
56
UBS Group AG interim consolidated financial
statements (unaudited)
6.
Significant regulated subsidiary and sub-
group information
86
Financial and regulatory key figures for our
significant regulated subsidiaries and sub-
groups
Appendix
88
Alternative performance measures
93
Abbreviations frequently used in
our financial reports
95
Information sources
96
Cautionary statement
Corporate calendar UBS Group
Information about future publication dates is generally available at
ubs.com/global/en/investor-relations/events/calendar.html
Contacts
Switchboards
For all general inquiries
ubs.com/contact
Zurich +41-44-234-1111
London +44-207-567-8000
New York +1-212-821-3000
Hong Kong SAR +852-2971-8888
Singapore +65-6495-8000
Investor Relations
UBS’s Investor Relations team manages
relationships with institutional investors,
research analysts and credit rating agencies.
ubs.com/investors
Zurich +41-44-234-4100
New York +1-212-882-5734
Media Relations
UBS’s Media Relations team manages
relationships with global media and
journalists.
ubs.com/media
Zurich +41-44-234-8500
mediarelations@ubs.com
London +44-20-7567-4714
ubs-media-relations@ubs.com
New York +1-212-882-5858
mediarelations@ubs.com
Hong Kong SAR +852-2971-8200
sh-mediarelations-ap@ubs.com
Office of the Group Company Secretary
The Group Company Secretary handles
inquiries directed to the Chairman or to
other members of the Board of Directors.
UBS Group AG, Office of the Group
Company Secretary
P.O.
Box, CH-8098 Zurich, Switzerland
sh-company-secretary@ubs.com
Zurich +41-44-235-6652
Shareholder Services
UBS’s Shareholder Services team, a unit
of the Group Company Secretary’s office,
manages relationships with shareholders
and the registration of UBS Group AG
registered shares.
UBS Group AG, Shareholder Services
P.O.
Box, CH-8098 Zurich, Switzerland
sh-shareholder-services@ubs.com
Zurich +41-44-235-6652
US Transfer Agent
For global registered share-related
inquiries in the US.
Computershare Trust Company NA
P.O.
Box 43006
Providence, RI, 02940-3006, USA
Shareholder online inquiries:
www.computershare.com/us/
investor-inquiries
Shareholder website:
computershare.com/investor
Calls from the US
+1-866-305-9566
Calls from outside the US
+1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610
Imprint
Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English
© UBS 2026. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

UBS Group 30 June 2026 Interim Report

Terms used in this report, unless the context requires otherwise
“UBS”, “UBS Group”, “UBS Group AG consolidated”, “Group”,
“the Group”,
“we”, “us” and “our”
UBS Group AG and its consolidated subsidiaries
“UBS AG” and “UBS AG consolidated”
UBS AG and its consolidated subsidiaries
“1m” One million, i.e. 1,000,000
“1bn” One billion, i.e. 1,000,000,000
“1trn” One trillion, i.e. 1,000,000,000,000
In this report, unless the context requires otherwise, references to any gender shall apply to all genders.
Alternative performance measures
An alternative performance measure (an
APM) is a financial measure
of historical or future financial
performance,
financial position or
cash flows other
than a financial
measure defined or
specified in IFRS
Accounting Standards,
as issued by the International Accounting Standards
Board (the IASB), or in other applicable
recognized accounting
standards or regulations.
We report a
number of APMs
in the discussion
of the financial
and operating performance
of the
Group, our
business divisions
and Group
Items. We
use APMs
to provide
a more
complete picture
of our
operating performance
and to
reflect
management’s
view
of the
fundamental drivers
of our
business
results. A
definition
of
each
APM,
the
method
used
to
calculate
it
and
the
information
content
are
presented
under
“Alternative
performance
measures”
in
the
appendix
to
this
report.
Each
APM
that
qualifies
as
a
non-GAAP
measure as defined by US Securities and Exchange
Commission (SEC) regulations is designated as such in
the table
of APMs in the appendix to this report.
›
Refer to “Alternative performance measures” in the appendix to this report for additional information
›
Refer to the “Group performance” section of this report for information about underlying results
Change in interim reporting
Starting from 2026, UBS publishes semi-annual interim financial reports that include interim consolidated financial statements as
of and
for the
six-month period
ending 30 June,
prepared in
accordance with
IAS 34,
Interim Financial
Reporting
. The income
statement, the statement
of comprehensive income,
the statement of
changes in equity
and
the
statement
of
cash
flows
and
related
information
in
this
report
are
presented
on
the
basis
of
the
six-month
periods ended
30 June 2026
and 30 June
2025. The
balance
sheet and
related information
are presented
as of
30 June 2026 and 31 December 2025.
From the first quarter
of 2026 onward, UBS’s
first- and third-quarter financial
reports include consolidated financial
information that is no longer prepared in accordance with IAS 34.
Instead, UBS publishes financial information for
those quarters that is
prepared in accordance with
UBS Group accounting policies, which are
consistent with IFRS
Accounting Standards, but does not include all explanatory notes as required under IAS 34 and therefore does not constitute an “interim
financial report” as
defined by IAS 34.
This change was
intended to improve
efficiency, while
maintaining a high level of transparency for investors.

UBS Group 30 June 2026 Interim Report

Key figures
UBS Group key figures
UBS Group key figures
As of or for the quarter ended As of or year-to-date
USD m, except where indicated 30.6.26 31.3.26 31.12.25 30.6.25 30.6.26 30.6.25
Group results
Total revenues
13,700
14,243
12,145
12,112
27,943
24,668
Credit loss expense / (release)
121
70
159
163
191
263
Operating expenses
9,986
10,333
10,286
9,756
20,319
20,080
Operating profit / (loss) before tax
3,594
3,841
1,700
2,193
7,434
4,325
Net profit / (loss) attributable to shareholders
2,800
3,040
1,199
2,395
5,840
4,087
Diluted earnings per share (USD)
1
0.87
0.94
0.37
0.72
1.81
1.23
Profitability and growth
2
Return on equity (%)
3
12.3
13.3
5.3
10.9
12.8
9.4
Return on tangible equity (%)
3
13.4
14.4
5.8
11.8
13.9
10.2
Underlying return on tangible equity (%)
3,4
14.3
14.6
10.5
13.4
14.4
11.7
Return on common equity tier 1 capital (%)
3
15.4
16.8
6.6
13.5
16.1
11.6
Underlying return on common equity tier 1 capital (%)
3,4
16.4
17.0
11.9
15.3
16.7
13.3
Cost / income ratio (%)
3
72.9
72.5
84.7
80.5
72.7
81.4
Underlying cost / income ratio (%)
3,4
70.0
70.2
75.2
75.4
70.1
76.4
Effective tax rate (%)
21.8
20.5
29.1
(9.5)
21.1
5.1
Net profit growth (%)
3
16.9
79.7
55.6
110.9
42.9
41.4
Resources
2
Total assets
1,707,284
1,686,521
1,617,427
1,669,991
1,707,284
1,669,991
Equity attributable to shareholders
89,165
92,247
90,213
89,277
89,165
89,277
Common equity tier 1 capital
5
72,464
73,313
71,262
72,709
72,464
72,709
Risk-weighted assets
5
503,923
500,355
493,397
504,500
503,923
504,500
Common equity tier 1 capital ratio (%)
5
14.4
14.7
14.4
14.4
14.4
14.4
Going concern capital ratio (%)
5
19.0
19.4
18.5
18.2
19.0
18.2
Total loss-absorbing capacity ratio (%)
5
38.4
39.5
38.0
37.9
38.4
37.9
Leverage ratio denominator
5
1,649,751
1,653,460
1,622,438
1,658,089
1,649,751
1,658,089
Common equity tier 1 leverage ratio (%)
5
4.4
4.4
4.4
4.4
4.4
4.4
Liquidity coverage ratio (%)
6
177.3
177.8
182.6
182.3
177.3
182.3
Net stable funding ratio (%)
115.1
116.9
116.1
122.4
115.1
122.4
Other
Invested assets (USD bn)
3,7
7,326
6,881
7,005
6,618
7,326
6,618
Internal and external personnel
8
112,388
116,814
119,589
123,526
112,388
123,526
Internal personnel (full-time equivalents)
99,085
101,594
103,177
105,132
99,085
105,132
Market capitalization
9
162,373
128,345
155,760
113,036
162,373
113,036
Total book value per share (USD)
1
29.12
29.72
29.18
28.17
29.12
28.17
Tangible book value per share (USD)
1
26.89
27.50
26.93
25.95
26.89
25.95
Credit-impaired lending assets as a percentage of total lending assets, gross (%)
3
1.0
0.9
0.9
0.9
1.0
0.9
Cost of credit risk (bps)
3
7
4
9
10
6
8
1 Refer to the
“Share information and
earnings per share”
section of this
report for more
information.
2 Refer to the
“Targets,
capital guidance and
ambitions” section of
the UBS Group
Annual Report 2025,
available under “Annual reporting” at ubs.com/investors, for more information about our performance targets.
3 Refer to “Alternative performance measures” in the appendix to this report for the relevant definition
and calculation method. Each alternative performance measure (APM) that qualifies as a non-GAAP measure as defined by US Securities and Exchange Commission (SEC) regulations is designated as such in the table of APMs in the appendix to this report.
4 Refer to the “Group performance” section of this report for more information about underlying results.
5 Based on the Swiss systemically relevant bank framework. Refer to the “Capital management” section of
this report for more information.
6 The disclosed ratios
represent quarterly averages for
each of the quarters presented
and have been calculated based
on an average of
60 data points in the second quarter
of 2026, 62 data points in
the first quarter of 2026, 64
data points in the fourth quarter
of 2025 and 61 data points
in the second quarter of 2025.
Refer to the “Liquidity and
funding management” section
of this report
for more information.
7 Consists of invested
assets for Global
Wealth Management,
Asset Management
(including invested assets
from associates) and
Personal &
Corporate Banking. Refer to “Note 30 Invested assets and net new money” in the “Consolidated financial statements” section of the UBS Group Annual Report 2025, available under “Annual reporting” at ubs.com/
investors, for more information.
8 Represents full-time equivalents for internal personnel and workforce count for external personnel.
9 The calculation of market capitalization reflects total shares issued multiplied by the share price at the end of the period.

UBS Group 30 June 2026 Interim Report |
Recent developments

Recent developments
Management report
Integration of Credit Suisse
With the completion of the global migration of former Credit Suisse client accounts to UBS infrastructure in March
2026, we entered
the final phase
of the integration,
with the primary
focus on the
decommissioning of legacy
IT
infrastructure, which we
expect to be
substantially complete by
the end of
this year. As
of 30 June 2026,
more than
90% of legacy Credit Suisse IT applications in
scope for decommissioning were no longer in
use and around 70%
of such applications had already been fully decommissioned.
In the second quarter of 2026, we realized an additional
USD 1.1bn in gross cost savings, bringing the cumulative
gross cost
savings at
the end
of June
2026 to
USD 12.6bn compared
with the
2022 combined
cost base
of UBS
and
Credit
Suisse.
We
remain
on
track
to
deliver
annualized
exit
rate
gross cost
savings
by
the
end
of
2026
of
approximately USD 13.5bn
in line
with our
stated ambition.
Cumulative integration-related
expenses incurred
by
the end of June 2026 amounted to USD 14.2bn, and
we expect to have incurred around USD 15bn by the
end of
this year, assuming in both cases constant foreign-exchange rates compared with 30 September 2023.
We
are
nearing
completion
of
our
Non-core
and
Legacy
wind-down,
and
as
of
30 June
2026
the
division
had
achieved
an
88%
reduction
in
underlying
operating
expenses
(excluding
litigation)
compared
with
the
2022
baseline. A
68% reduction
in risk-weighted
assets (RWA)
since the
second quarter
of 2023
and the
reduction of
credit and market risk RWA to USD 4bn in line with the year-end
2026 ambition had already been achieved at the
end of the first quarter of 2026.
We remain on track to substantially complete the integration by the end of 2026.
Regulatory and legal developments
Revision of the Swiss anti-money-laundering framework
In June 2026, the Swiss Federal
Council announced that revisions to the
Swiss Anti-Money-Laundering Act (AMLA)
and a new
Act on the
Transparency of Legal
Persons and the
Identification of Beneficial
Owners will enter
into force
on
1 October
2026.
The
revised
regulation introduces
a
transparency
register
for
the
beneficial
owners
of
legal
entities
and
extends
existing
due
diligence
requirements
to
certain
advisory
activities.
In
June
2026,
the
Swiss
Financial Market Supervisory Authority
(FINMA) completed a consultation
on the partial revision
of the FINMA Anti-
Money Laundering
Ordinance, which,
among other
amendments, reflects
the recent
revision of
the AMLA.
This
ordinance is expected to enter into force on 1 January 2027. UBS is subject to the revised regulation and will align
impacted business processes accordingly.
Developments related to Basel III implementation in the EU and the UK
In June
2026,
the European
Commission (the
EC) adopted
a
delegated
act amending
the Capital
Requirements
Regulation (the CRR) with
temporary targeted adjustments to
the EU implementation of
the Fundamental Review
of the
Trading Book
(the FRTB)
framework to
address international
differences in
implementation timelines.
The
amendments aim to temporarily offset
the capital impact on EU banks
adversely affected by the implementation
of
the FRTB framework, with a view to preserving a level playing field with jurisdictions where the implementation of the FRTB framework is pending. If no objections are raised by the European Parliament and the European Council, the amendments will become effective
from 1 January 2027, for a
period of three years. UBS Europe SE
is subject
to CRR requirements; however, the expected impact of these temporary amendments on UBS is limited.
Also
in
June
2026,
the
UK
Prudential
Regulation
Authority
(the
PRA)
launched
a
consultation
on
targeted
adjustments to the
internal model approach
for market risk
provided by the
FRTB framework under
the Basel 3.1
standards
aimed
at
supporting
international
alignment
and
proportionality.
The
PRA
has
confirmed
that
the
implementation
date
of the
framework
remains 1 January
2028. UBS
does not
expect
direct impacts
from such
regulatory changes as it has no significant subsidiaries or sub-groups that are subject to UK capital regulations.

UBS Group 30 June 2026 Interim Report |
Recent developments

EU measures to enhance competitiveness and efficiency in EU banking
In July 2026, the EC
published a report on the
competitiveness of the EU banking
sector outlining policy priorities
to strengthen the competitiveness and efficiency of the EU banking regulatory framework. These priorities include
measures
to
reduce
fragmentation
in
the
single
market,
facilitate
more
efficient
capital
and
liquidity
allocation
within cross-border
banking groups,
revise deposit
insurance frameworks,
potentially review
the mandate
of the
European Banking Authority, and
assess selected elements of
the Basel III implementation for
possible revisions to
reflect
the
particularities
of
EU
banks.
Legislative
proposals
are
expected
to
follow
in
the
first
quarter
of
2027.
Depending
on
their
scope
and
final
design,
targeted
changes
to
applicable
requirements
could
be
relevant
for
UBS Europe SE at the entity level.
Other developments
Capital returns
In July 2026,
we completed our
latest share repurchase program.
We are continuing with
another share repurchase
program under which we intend to repurchase USD 3bn of
shares at the latest by the end
of the second quarter of
2027
and
for
which
a
reserve
for
the
full
amount
is
reflected
in
our
common
equity
tier 1
(CET1)
capital
as
of
30 June 2026. We
plan to repurchase
at least USD 1bn
of shares over
the next three
months. The amount
and pace
of share repurchases will remain subject to our short-term financial performance and outlook, maintaining a CET1 capital ratio of around 14% and further visibility on the deliberations by the Swiss Parliament on the capitalization of foreign subsidiaries.

UBS Group 30 June 2026 Interim Report |
UBS Group performance, business divisions and Group Items

UBS Group performance,
business divisions and Group Items
Management report
Our businesses
We report
five business
divisions, each
of which
qualifies as
an operating
segment pursuant
to IFRS
Accounting
Standards: Global Wealth Management, Personal & Corporate Banking, Asset Management, the Investment Bank,
and Non-core and Legacy. Non-core and Legacy
consists of positions and businesses not aligned with our
strategy
and policies.
Our Group
functions are
support and
control functions
that provide
services to
the Group.
Virtually all
costs incurred
by our Group functions are allocated to the business divisions, leaving a residual amount that we refer to as Group
Items in our segment reporting.

UBS Group 30 June 2026 Interim Report |
UBS Group performance, business divisions and Group Items | Group performance

Group performance
Income statement
For the quarter ended % change from Year-to-date
USD m 30.6.26 31.3.26 30.6.25 1Q26 2Q25 30.6.26 30.6.25
Net interest income
2,398
2,320
1,965
3
22
4,718
3,595
Other net income from financial instruments measured at fair value through profit or loss
3,696
3,949
3,408
(6)
8
7,645
7,346
Net fee and commission income
7,582
7,728
6,708
(2)
13
15,310
13,485
Other income
24
247
30
(90)
(20)
271
243
Total revenues
13,700
14,243
12,112
(4)
13
27,943
24,668
Credit loss expense / (release)
121
70
163
72
(26)
191
263
Personnel expenses
7,380
7,584
6,976
(3)
6
14,963
14,008
General and administrative expenses
1,804
2,011
1,881
(10)
(4)
3,815
4,312
Depreciation, amortization and impairment of non-financial assets
802
738
898
9
(11)
1,540
1,759
Operating expenses
9,986
10,333
9,756
(3)
2
20,319
20,080
Operating profit / (loss) before tax
3,594
3,841
2,193
(6)
64
7,434
4,325
Tax expense / (benefit)
782
786
(209)
(1)
1,568
221
Net profit / (loss)
2,811
3,054
2,402
(8)
17
5,866
4,105
Net profit / (loss) attributable to non-controlling interests
11
14
7
(22)
53
26
18
Net profit / (loss) attributable to shareholders
2,800
3,040
2,395
(8)
17
5,840
4,087
Comprehensive income
Total comprehensive income
1,697
3,177
5,357
(47)
(68)
4,874
8,703
Total comprehensive income attributable to non-controlling interests
10
26
22
(63)
(57)
35
48
Total comprehensive income attributable to shareholders
1,687
3,152
5,335
(46)
(68)
4,839
8,655

UBS Group 30 June 2026 Interim Report |
UBS Group performance, business divisions and Group Items | Group performance

Selected financial information of the business divisions and Group Items
For the quarter ended 30.6.26
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported
7,112
2,399
756
3,727
43
(338)
13,700
of which: PPA effects and other integration items
1
114
196
26
(1)
17
352
Total revenues (underlying)
6,997
2,204
756
3,701
44
(355)
13,348
Credit loss expense / (release)
(2)
76
0
45
0
1
121
Operating expenses as reported
5,231
1,466
542
2,531
246
(31)
9,986
of which: integration-related expenses and PPA effects
2
228
196
23
37
150
11
645
Operating expenses (underlying)
5,002
1,270
519
2,494
96
(42)
9,340
Operating profit / (loss) before tax as reported
1,883
857
214
1,150
(203)
(307)
3,594
Operating profit / (loss) before tax (underlying)
1,997
858
237
1,162
(52)
(314)
3,887
For the quarter ended 31.3.26
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported
7,106
2,601
772
4,054
(10)
(279)
14,243
of which: PPA effects and other integration items
1
125
223
68
1
55
472
of which: items related to the Swisscard transactions
3
128
128
Total revenues (underlying)
6,981
2,250
772
3,986
(11)
(334)
13,644
Credit loss expense / (release)
9
70
0
65
(74)
0
70
Operating expenses as reported
5,305
1,491
555
2,784
219
(21)
10,333
of which: integration-related expenses and PPA effects
2
307
222
35
79
58
48
750
Operating expenses (underlying)
4,998
1,269
520
2,705
160
(69)
9,583
Operating profit / (loss) before tax as reported
1,792
1,040
217
1,205
(155)
(258)
3,841
Operating profit / (loss) before tax (underlying)
1,974
911
252
1,216
(97)
(265)
3,990
For the quarter ended 30.6.25
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported
6,300
2,336
772
2,966
(82)
(180)
12,112
of which: PPA effects and other integration items
1
153
274
152
1
17
596
of which: loss related to an investment in an associate
(8)
(23)
(31)
Total revenues (underlying)
6,156
2,085
772
2,815
(83)
(198)
11,546
Credit loss expense / (release)
3
114
0
48
(2)
0
163
Operating expenses as reported
5,093
1,528
618
2,361
170
(13)
9,756
of which: integration-related expenses and PPA effects
2
383
240
63
121
252
(4)
1,055
Operating expenses (underlying)
4,710
1,288
555
2,241
(83)
(10)
8,701
Operating profit / (loss) before tax as reported
1,204
695
153
557
(250)
(167)
2,193
Operating profit / (loss) before tax (underlying)
1,443
684
216
526
1
(188)
2,683
1 Includes accretion of PPA
adjustments on financial instruments and other
PPA effects, as
well as temporary and incremental
items directly related to the integration.
2 Includes temporary, incremental
operating
expenses directly related to the integrat
ion, as well as amortization of
intangible assets resulting from the acquisition
of the Credit Suisse Group.
3 Represents the gain on sale
of UBS’s 50% interest
in Swisscard
AECS GmbH
(Swisscard)
that has
been excluded
from underlying
revenues.
Refer to
the “Recent
developments” section
of the
UBS Group
first quarter
2026 report,
available
under “Quarterly
reporting” at
ubs.com/investors, for more information about the Swisscard transactions.

UBS Group 30 June 2026 Interim Report |
UBS Group performance, business divisions and Group Items | Group performance

Selected financial information of the business divisions and Group Items (continued)
Year-to-date 30.6.26
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported
14,218
5,001
1,528
7,781
33
(617)
27,943
of which: PPA effects and other integration items
1
240
419
94
0
72
824
of which: items related to the Swisscard transactions
2
128
128
Total revenues (underlying)
13,978
4,454
1,528
7,687
33
(689)
26,991
Credit loss expense / (release)
7
147
0
110
(74)
1
191
Operating expenses as reported
10,536
2,957
1,097
5,315
465
(52)
20,319
of which: integration-related expenses and PPA effects
3
536
419
58
116
208
59
1,395
Operating expenses (underlying)
10,001
2,539
1,039
5,199
257
(111)
18,923
Operating profit / (loss) before tax as reported
3,675
1,897
430
2,355
(358)
(565)
7,434
Operating profit / (loss) before tax (underlying)
3,971
1,769
488
2,378
(149)
(579)
7,877
Year-to-date 30.6.25
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported
12,722
4,547
1,513
6,149
202
(465)
24,668
of which: PPA effects and other integration items
1
318
514
290
1
47
1,170
of which: loss related to an investment in an associate
(5)
(12)
(16)
of which: items related to the Swisscard transactions
4
64
64
Total revenues (underlying)
12,408
3,980
1,513
5,860
201
(512)
23,450
Credit loss expense / (release)
9
167
0
83
6
(1)
263
Operating expenses as reported
10,150
3,078
1,224
4,788
838
2
20,080
of which: integration-related expenses and PPA effects
3
739
432
135
233
444
(1)
1,982
of which: items related to the Swisscard transactions
5
180
180
Operating expenses (underlying)
9,411
2,467
1,088
4,555
395
2
17,918
Operating profit / (loss) before tax as reported
2,563
1,302
289
1,279
(642)
(465)
4,325
Operating profit / (loss) before tax (underlying)
2,988
1,347
424
1,222
(199)
(513)
5,269
1 Includes accretion of PPA adjustments on
financial instruments and other PPA effects,
as well as temporary and incremental items directly
related to the integration.
2 Represents the gain on sale of UBS’s
50%
interest in Swisscard AECS
GmbH (Swisscard) that has
been excluded from underlying
revenues. Refer to
the “Recent developments” section
of the UBS Group
first quarter 2026 report,
available under “Quarterly
reporting” at ubs.com/investors, for more information about the Swisscard transactions.
3 Includes temporary, incremental operating expenses directly related to the integration, as well as amortization of intangible assets resulting from the acquisition of
the Credit Suisse Group.
4 Represents the gain related to
UBS’s share of the income recorded by Swisscard
for the sale of the
Credit Suisse card portfolios to UBS.
5 Represents
the expense related to the payment to Swisscard for the sale of the Credit Suisse card portfolios to UBS.
Net integration-related expenses, by business division and Group Items
For the quarter ended Year-to-date
USD m 30.6.26 31.3.26 30.6.25 30.6.26 30.6.25
Global Wealth Management
227
304
381
531
734
Personal & Corporate Banking
170
196
212
366
379
Asset Management
23
35
63
58
135
Investment Bank
37
79
121
116
233
Non-core and Legacy
151
58
251
208
443
Group Items
5
5
4
10
2
Net integration-related expenses
613
677
1,032
1,289
1,925
of which: total revenues
1
(4)
(44)
6
(48)
1
of which: operating expenses
617
721
1,025
1,337
1,924
of which: personnel expenses
473
540
619
1,013
1,178
of which: general and administrative expenses
96
153
313
250
592
of which: depreciation, amortization and impairment of non-financial assets
47
27
93
74
153
1 Negative values represent net income.

UBS Group 30 June 2026 Interim Report |
UBS Group performance, business divisions and Group Items | Group performance

Underlying results
In addition to reporting
our results in accordance
with IFRS Accounting
Standards, we report underlying
results that
exclude items of profit or loss that management believes are not representative of the underlying performance.
In
the
second
quarter
of
2026,
underlying
revenues
excluded
purchase
price
allocation
(PPA)
effects
and
other
integration items of
USD 352m. PPA effects
mainly consisted of
PPA adjustments on
financial instruments measured
at amortized
cost, including
off-balance sheet
positions, arising
from the
acquisition of
the Credit
Suisse Group.
Accretion
of
PPA
adjustments
on
financial
instruments
is
accelerated
when
the
related
financial
instrument
is
derecognized before its contractual maturity. No
adjustment is made for accretion of PPA
on financial instruments
within Non-core and Legacy, due to the nature of its business model.
In
the
second
quarter
of
2026,
underlying
expenses
excluded
integration-related
expenses
and
PPA
effects
of
USD 645m. Integration-related expenses
are temporary, incremental
and directly related
to the integration
of Credit
Suisse into
UBS, including
costs of
internal staff
and contractors
substantially dedicated
to integration
activities,
retention
awards,
redundancy
costs,
incremental
expenses
from
the
shortening
of
useful
lives
of
property,
equipment
and
software,
and
impairment
charges
relating
to
these
assets.
Classification
as
integration-related
expenses does not
affect the timing
of recognition and
measurement of those
expenses or the presentation
thereof
in the income statement.
Results: 2Q26 vs 2Q25
Reported
operating
profit
before
tax
increased
by
USD 1,401m,
or
64%,
to
USD 3,594m,
mainly
reflecting
an
increase in total revenues, partly offset by higher operating expenses. Total revenues increased by USD 1,588m, or
13%, to
USD 13,700m, which
included a
decrease of
USD 244m in
PPA effects
and other
integration items.
The
increase in
total revenues was
primarily driven
by increases
of USD 874m
in net
fee and
commission income
and
USD 721m in total combined
net interest income and
other net income from
financial instruments measured at
fair
value through profit or loss. Operating
expenses increased by USD 230m, or 2%,
to USD 9,986m, which included
a
USD 410m
decrease
in
integration-related
expenses
and
PPA
effects.
The
increase
in
operating
expenses
was
mainly
driven by
a
USD 404m increase
in
personnel
expenses,
primarily
due
to higher
accruals
for performance
awards and an
increase in financial
advisor compensation, partly
offset by decreases
of USD 96m in
depreciation,
amortization
and
impairment
of
non-financial
assets
and
USD 77m
in
general
and
administrative
expenses.
Net
credit loss expenses were USD 121m, compared with USD 163m in the second quarter of 2025.
Underlying results 2Q26 vs 2Q25
On
an
underlying
basis,
profit
before
tax
increased
by
USD 1,204m
to
USD 3,887m,
reflecting
a
USD 1,802m
increase in total
revenues and a
USD 42m decrease in
net credit loss
expenses, partly offset
by a USD 639m
increase
in operating expenses.
Total revenues: 2Q26 vs 2Q25
Net interest income and other net income from financial instruments measured at fair value through profit or loss
Total combined net
interest income
and other net
income from financial
instruments measured at
fair value
through
profit or loss
increased by USD 721m
to USD 6,094m and
included a decrease
of USD 116m in
accretion impacts
resulting
from
PPA
adjustments
on
financial
instruments
and
other
PPA
effects,
mainly
in
Personal
&
Corporate
Banking and Global Wealth Management.

UBS Group 30 June 2026 Interim Report |
UBS Group performance, business divisions and Group Items | Group performance

The overall year-on-year
increase was primarily
driven by a
USD 523m increase in
the Investment Bank’s
revenues
to USD 2,405m, mainly driven
by Global Markets. This
increase was mostly due
to higher client balances
in Prime
Brokerage within Financing, as well as higher levels of client activity in Derivatives & Solutions.
In addition, revenues
in Global Wealth
Management increased by
USD 232m to USD 2,399m,
mainly reflecting a
USD 158m increase in net interest income, primarily driven by higher loan volumes, and by higher deposit margins from balance sheet repricing
and the effects
of deposit pricing measures
.
The increase in
net interest income was
also due to a favorable deposit product mix. Non-core and Legacy reported revenues of USD 42m, compared with
negative
USD 92m
in
the
second
quarter
of
2025,
mainly
reflecting
lower
markdowns
and
lower
liquidity
and
funding costs,
partly offset by
lower net gains
from position exits
and lower
net interest
income from
securitized
and credit products. Revenues in
Personal & Corporate Banking were
broadly stable at USD 1,583m, as
a USD 24m
decrease in net interest income was almost entirely offset by an increase in transaction-based income from foreign exchange and other intermediary activity.
These increases were partly
offset by Group
Items, which reported negative
revenues of USD 323m,
compared with
negative USD 168m
in the
second quarter
of 2025,
mainly driven
by portfolio-level
economic hedges
on interest
rate, equity and credit risks, as well as by mark-to-market effects on own credit.
›
Refer to the relevant business division and Group Items commentary in this section for more information about the specific revenues of each of the business divisions and Group Items
Net interest income and other net income from financial instruments measured at fair value through profit or loss
For the quarter ended % change from Year-to-date
USD m 30.6.26 31.3.26 30.6.25 1Q26 2Q25 30.6.26 30.6.25
Net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
874
866
466
1
88
1,740
498
Net interest income from financial instruments measured at fair value through profit or loss and other
1,524
1,453
1,500
5
2
2,978
3,096
Other net income from financial instruments measured at fair value through profit or loss
3,696
3,949
3,408
(6)
8
7,645
7,346
Total
6,094
6,269
5,373
(3)
13
12,363
10,940
Global Wealth Management
2,399
2,362
2,167
2
11
4,761
4,362
of which: net interest income
1,863
1,851
1,705
1
9
3,714
3,413
of which: transaction-based income from foreign exchange and other intermediary activity
1
536
510
462
5
16
1,046
949
Personal & Corporate Banking
1,583
1,583
1,585
0
0
3,166
3,013
of which: net interest income
1,343
1,348
1,367
0
(2)
2,692
2,605
of which: transaction-based income from foreign exchange and other intermediary activity
1
240
235
218
2
10
474
407
Asset Management
(12)
(9)
0
31
(21)
(5)
Investment Bank
2,405
2,678
1,882
(10)
28
5,083
3,928
Non-core and Legacy
42
(17)
(92)
25
79
Group Items
(323)
(328)
(168)
(2)
92
(651)
(437)
1 Mainly includes spread-related income in connection with client-driven transactions, foreign currency translation effects and income and expenses from precious metals, which are included in the income statement
line Other net income from financial instruments
measured at fair value through profit
or loss. The amounts
reported on this line are one component
of Transaction-based income
in the management discussion and
analysis in the “Global Wealth Management” and “Personal & Corporate Banking” sections of this report.
Net fee and commission income
Net fee and commission income increased by USD 874m to USD 7,582m and included a decrease of USD 139m in accretion of PPA adjustments on financial instruments and other
PPA effects, which was reflected in other fee and
commission income, predominantly in Global Banking in the Investment Bank.
Fees for portfolio
management, investment funds
and related services
increased by USD 551m
to USD 5,316m. The
increase
was
mostly
driven
by
higher
average
levels
of
fee-generating
assets
in
Global
Wealth
Management,
reflecting positive
market performance
and net
new fee-generating
asset inflows
over the
course of
the past
12
months, primarily from mandates.
Net brokerage fees increased
by USD 447m to
USD 1,636m, driven by
higher volumes in Cash
Equities in Execution
Services in the Investment
Bank, particularly in the
Asia Pacific region, and
higher levels of client
activity in Global
Wealth Management across all regions.
›
Refer to the relevant business division commentary in this section for information about how components of fee and commission income are presented within the business division results

UBS Group 30 June 2026 Interim Report |
UBS Group performance, business divisions and Group Items | Group performance

Other income
Other income was USD 24m, compared with USD 30m in the
second quarter of 2025. This reflected an increase
in
the share of net profits of
associates, primarily as the second quarter
of 2025 included a USD 31m loss
relating to
an investment in an associate, which was more than offset by decreases across other components.
Credit loss expense / release: 2Q26 vs 2Q25
Total net credit loss expenses in the second quarter of 2026 were USD 121m, consisting of USD 3m of net releases on
performing
positions
and
USD 124m
of
net
expenses
on
credit-impaired exposures.
Net
credit
loss
expenses
were USD 163m in the second quarter of 2025.
Net credit
loss expenses
on credit-impaired
positions were
primarily attributable
to a
small number
of corporate
counterparties in Personal & Corporate Banking and the Investment Bank.
›
Refer to “Note 8 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information about the results for the six-month period ended 30 June 2026
Credit loss expense / (release)
Performing positions Credit-impaired positions
USD m Stages 1 and 2 Stage 3
Purchased
Total
For the quarter ended 30.6.26
Global Wealth Management (4) 3 0 (2)
Personal & Corporate Banking 0 77 (1) 76
Asset Management 0 0 0 0
Investment Bank 0 45 0 45
Non-core and Legacy 0 0 1 0
Group Items 1 0 0 1
Total (3) 125 (1) 121
For the quarter ended 31.3.26
Global Wealth Management (4) 13 0 9
Personal & Corporate Banking 23 44 3 70
Asset Management 0 0 0 0
Investment Bank 59 6 0 65
Non-core and Legacy 0 0 (75) (74)
Group Items 0 0 0 0
Total 77 64 (71) 70
For the quarter ended 30.6.25
Global Wealth Management (3) 6 0 3
Personal & Corporate Banking 22 91 1 114
Asset Management 0 0 0 0
Investment Bank 19 29 0 48
Non-core and Legacy 0 0 (2) (2)
Group Items 0 0 0 0
Total 38 126 (1) 163

UBS Group 30 June 2026 Interim Report |
UBS Group performance, business divisions and Group Items | Group performance

Operating expenses: 2Q26 vs 2Q25
Operating expenses
For the quarter ended % change from Year-to-date
USD m 30.6.26 31.3.26 30.6.25 1Q26 2Q25 30.6.26 30.6.25
Personnel expenses
7,380
7,584
6,976
(3)
6
14,963
14,008
of which: salaries and variable compensation
6,296
6,564
5,900
(4)
7
12,860
11,868
of which: variable compensation – financial advisors
1
1,526
1,504
1,335
1
14
3,029
2,744
General and administrative expenses
1,804
2,011
1,881
(10)
(4)
3,815
4,312
of which: net expenses / (releases) for litigation, regulatory and similar matters
(30)
45
(412)
(93)
16
(298)
Depreciation, amortization and impairment of non-financial assets
802
738
898
9
(11)
1,540
1,759
Total operating expenses
9,986
10,333
9,756
(3)
2
20,319
20,080
1 Financial advisor
compensation mainly
consists of
cash compensation,
determined using
a formulaic
approach based
on production,
and deferred
awards.
It also
includes expenses
related to
compensation
commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.
Personnel expenses
Personnel expenses
increased by
USD 404m to
USD 7,380m, mainly
due to
higher accruals
for performance
awards,
reflecting
business
performance,
and
an
increase
in
financial
advisor
compensation,
resulting
from
higher
compensable revenues. This was partly offset by the effects of a decrease in the workforce.
General and administrative expenses
General and
administrative expenses
decreased by
USD 77m to
USD 1,804m, including
a USD 217m
decrease in
integration-related
expenses,
mainly
in
consulting,
legal
and
audit
fees,
outsourcing
costs,
and
real
estate
and
logistics
costs.
In
addition,
there
were
decreases
across
most
other
components
of
general
and
administrative
expenses. The decreases were largely
offset by lower net releases
of USD 382m for litigation,
regulatory and similar
matters.
›
Refer to the “Regulatory and legal developments” and “Risk factors” sections of the UBS Group Annual Report
2025, available under “Annual reporting” at ubs.com/investors , for more information about litigation, regulatory and similar matters
Depreciation, amortization and impairment of non-financial assets
Depreciation, amortization and impairment of non-financial assets decreased by USD 96m to USD 802m, primarily driven
by
a
USD 64m
decrease
in
depreciation
expenses
for
leased
real
estate,
resulting
from
lower
levels
of
accelerated depreciation, and
a USD 41m decrease in
the amortization of
internally generated capitalized software,
mainly reflecting a lower cost base of software assets.
Tax: 2Q26 vs 2Q25
The Group had
a net
income tax
expense of USD
782m in the
second quarter
of 2026, representing
an effective
tax rate
of 21.8%,
compared with
a net
tax benefit
of USD 209m
in the
second quarter
of 2025
and a
negative
effective tax rate of 9.5%.
The net current tax
expense was USD 545m, which
primarily related to the
taxable profits of UBS Switzerland
AG
and other entities.
There was a net deferred tax expense of
USD 237m, which mainly reflected the amortization of deferred tax assets
(DTAs) previously recognized in relation to tax losses carried forward and deductible temporary differences.
We expect a
tax rate of
around 23% for
the full year
2026, excluding any
potential effects from
the remeasurement
of DTAs in connection with the business planning process.

UBS Group 30 June 2026 Interim Report |
UBS Group performance, business divisions and Group Items | Group performance

Total comprehensive income attributable to shareholders
In
the
second
quarter
of
2026,
total
comprehensive
income
attributable
to
shareholders
was
USD 1,687m,
reflecting a net profit of USD 2,800m and
other comprehensive income (OCI), net of tax,
of negative USD 1,113m.
OCI related to own
credit on financial liabilities
designated at fair value
was negative USD 498m, primarily
due to
a tightening of our own credit spreads.
Foreign currency
translation OCI
was negative
USD 330m, mainly
due to
the US
dollar strengthening
against the
Swiss franc and the euro.
OCI
related
to
cash
flow
hedges
was
negative
USD 200m,
mainly
reflecting
net
unrealized
losses
on
US
dollar
hedging derivatives resulting from increases in the relevant US dollar long-term interest rates.
›
Refer to “Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital” in the “Capital management” section of this report for more information about the effects of OCI on common equity tier 1 capital
›
Refer to “Note 20 Fair value measurement” in the “Consolidated financial statements” section of the UBS Group
Annual Report 2025, available under “Annual reporting” at ubs.com/investors , for more information about own credit on financial liabilities designated at fair value
Sensitivity to interest rate movements
As of 30 June
2026, it is
estimated that a
parallel shift in
yield curves by
+100 basis points
could lead to
a combined
increase in
annual net
interest income
from our
banking book
of approximately
USD 1.5bn in
the first
year after
such a shift.
Of this increase,
approximately USD 1.2bn, USD 0.1bn
and USD 0.1bn would
result from changes
in
Swiss franc, US dollar and euro interest rates, respectively.
A parallel shift in yield curves by –100 basis
points could lead to a combined increase in annual net
interest income
of approximately
USD 0.9bn. Of
this increase,
approximately USD 1.3bn
would result
from changes
in the
Swiss
franc interest rate,
driven by both
contractual and assumed
flooring benefits under
negative interest rates.
US dollar
and euro interest rates would lead to partly offsetting decreases of USD 0.1bn and USD 0.1bn, respectively.
These estimates do not represent net interest income forecasts, as they are based on a hypothetical scenario of an
immediate
change
in
interest
rates,
equal
across
all
currencies
and
relative
to
implied
forward
rates
as
of
30 June 2026
applied to our
banking book. These
estimates further assume
no change to
balance sheet size
and
product mix, stable foreign exchange rates, and no specific management action.
›
Refer to the “Risk management and control” section of this report for information about interest rate risk in the banking book
Key figures and personnel
Below is an overview of selected key figures of the Group.
Cost / income ratio: 2Q26 vs 2Q25
The cost / income ratio was 72.9%, compared
with 80.5%, and on an underlying
basis the cost / income ratio was
70.0%, compared with
75.4%, both
as a result
of higher
total revenues, partly
offset by
higher operating
expenses.
Personnel: 2Q26 vs 1Q26 and 2Q26 vs 2Q25
The
number
of
internal
and
external
personnel
employed
was
approximately
112,388
(based
on
full-time
equivalents for internal personnel and workforce count for external personnel) as of 30 June 2026, a net decrease of 4,426 compared with 31 March 2026 and a net decrease of 11,138 compared with 30 June 2025. The number of internal
personnel employed
as
of 30 June
2026 was
99,085 (full-time
equivalents), a
net decrease
of 2,509
compared with 31 March 2026 and
a net decrease of 6,047
compared with 30 June 2025. The
number of external
staff
was
approximately
13,303
(workforce
count)
as
of
30 June
2026,
a
net
decrease
of
approximately
1,917
compared with 31 March 2026 and a net decrease of 5,090 compared with 30 June 2025.

UBS Group 30 June 2026 Interim Report |
UBS Group performance, business divisions and Group Items | Group performance

Equity, CET1 capital and returns
As of or for the quarter ended Year-to-date
USD m, except where indicated 30.6.26 31.3.26 30.6.25 30.6.26 30.6.25
Net profit
Net profit / (loss) attributable to shareholders
2,800
3,040
2,395
5,840
4,087
Equity
Equity attributable to shareholders
89,165
92,247
89,277
89,165
89,277
less: goodwill and intangible assets
6,846
6,900
7,023
6,846
7,023
Tangible equity attributable to shareholders
82,319
85,347
82,254
82,319
82,254
less: other CET1 adjustments
9,855
12,034
9,544
9,855
9,544
CET1 capital
72,464
73,313
72,709
72,464
72,709
Returns
Return on equity (%)
12.3
13.3
10.9
12.8
9.4
Return on tangible equity (%)
13.4
14.4
11.8
13.9
10.2
Underlying return on tangible equity (%)
14.3
14.6
13.4
14.4
11.7
Return on CET1 capital (%)
15.4
16.8
13.5
16.1
11.6
Underlying return on CET1 capital (%)
16.4
17.0
15.3
16.7
13.3
Common equity tier 1 capital: 2Q26 vs 1Q26
During
the
second
quarter
of
2026,
our
common
equity
tier 1
(CET1)
capital
decreased
by
USD 0.8bn
to
USD 72.5bn, mainly as operating profit before tax of USD 3.6bn was more than offset by the recognition of a new
USD 3.0bn
capital
reserve
for
expected
future
share
repurchases,
dividend
accruals
of
USD 0.9bn,
current
tax
expenses
of
USD 0.5bn
and
negative
foreign
currency
translation
effects
of
USD 0.3bn.
Share
repurchases
of
USD 1.9bn made under our 2026
share repurchase program in the
second quarter of 2026 did
not affect our CET1
capital
position,
as
there
was
an
identical
reduction
in
the
existing
capital
reserve
for
expected
future
share
repurchases.
Return on common equity tier 1 capital: 2Q26 vs 2Q25
The annualized return on
CET1 capital was 15.4%,
compared with 13.5%. On
an underlying basis, the
return on
CET1
capital
was
16.4%,
compared
with
15.3%.
These
increases
were
driven
by
an
increase
in
net
profit
attributable to shareholders, partly offset by an increase in average CET1 capital.
Risk-weighted assets: 2Q26 vs 1Q26
During the second quarter
of 2026, RWA increased by
USD 3.6bn to USD 503.9bn, driven
by a USD 6.7bn increase
resulting from asset size and other movements, partly
offset by a USD 1.9bn decrease from currency effects
and a
USD 1.2bn decrease driven by model updates and methodology changes.
Common equity tier 1 capital ratio: 2Q26 vs 1Q26
Our
CET1
capital
ratio
decreased
to
14.4%
from
14.7%,
reflecting
the
aforementioned
USD 0.8bn
decrease
in
CET1 capital and the aforementioned USD 3.6bn increase in RWA.
Leverage ratio denominator: 2Q26 vs 1Q26
The
leverage
ratio
denominator
(the
LRD)
decreased
by
USD 3.7bn
to
USD 1,649.8bn,
driven
by
a
USD 9.4bn
decrease from currency effects, partly offset by a USD 5.6bn increase from asset size and other movements.
Common equity tier 1 leverage ratio: 2Q26 vs 1Q26
Our CET1 leverage ratio remained stable
at 4.4% as the aforementioned USD 0.8bn decrease
in CET1 capital was
offset by the aforementioned USD 3.7bn decrease in the LRD.
›
Refer to the “Capital management” section of this report for more information about key figures related to capital management
Results 6M26 vs 6M25
Reported operating profit before tax increased by USD 3,109m, or 72%, to USD 7,434m. Total revenues increased by USD 3,275m and included an increase from
foreign currency effects and a decrease of
USD 346m in PPA effects
and other
integration items.
Operating expenses
increased by
USD 239m and
included an
increase from
foreign
currency effects and
a USD 587m decrease
in integration-related expenses
and PPA effects.
Net credit loss
expenses
were USD 191m, compared with USD 263m in the first six months of 2025.

UBS Group 30 June 2026 Interim Report |
UBS Group performance, business divisions and Group Items | Group performance

Total combined net
interest income
and other net
income from financial
instruments measured at
fair value
through
profit or
loss increased
by USD 1,423m
to USD 12,363m.
The overall
increase was
primarily driven
by a
USD 1,155m
increase
in the
Investment Bank’s
revenues to
USD 5,083m, mainly
driven by
Global Markets.
This
increase was
mostly due
to higher
levels of
client activity
in Derivatives
& Solutions,
as well
as higher
client balances
in Prime
Brokerage
within
Financing.
Revenues
in
Global
Wealth
Management
increased
by
USD 399m
to
USD 4,761m,
mainly reflecting a USD 301m increase in
net interest income, primarily reflecting higher loan
volumes, the effects
from deposit pricing measures, a favorable deposit product mix, and positive foreign currency effects.
Net
fee
and
commission
income
increased
by
USD 1,825m
to
USD 15,310m.
Fees
for
portfolio
management,
investment funds
and related
services increased
by USD 1,113m,
predominantly in
Global Wealth
Management,
mainly driven
by higher
average levels
of fee-generating
assets, reflecting
positive impacts
from market
performance
and net
new fee-generating
asset inflows
over the
course of
the past
12 months,
primarily from
mandates. Net
brokerage
fees
increased
by
USD 776m,
driven
by
higher
volumes
in
Cash
Equities
in
Execution
Services
in
the
Investment
Bank,
particularly
in
the
Asia
Pacific
region,
and
higher
levels
of
client
activity
in
Global
Wealth
Management across all regions.
Other income
was USD 271m
compared with
USD 243m in
the first
six months
of 2025.
The first
six months
of
2026 included a
USD 163m gain
related to
the Swisscard transactions
(of which USD 128m
has been
excluded from
underlying revenues),
compared with
a gain
of USD 64m
in the
first six
months of
2025. The
first six
months of
2025 also included a gain
of USD 97m from the sale
of Select Portfolio Servicing and
a USD 16m net loss relating
to an investment in an associate.
Personnel
expenses
increased
by
USD 955m
to
USD 14,963m,
mainly
due
to
higher
accruals
for
performance
awards
reflecting
business
performance,
an
increase
in
financial
advisor
compensation
resulting
from
higher
compensable
revenues,
and
foreign
currency
effects.
This
was
partly
offset
by
the
effects
of
a
decrease
in
the
workforce.
General and administrative expenses decreased
by USD 497m to USD 3,815m, including
a USD 342m decrease in
integration-related expenses, mainly in consulting, legal and audit fees and outsourcing costs. In addition, the first six months of 2025 included a USD 180m
expense related to the Swisscard transactions. The
decreases were partly
offset by the first
six months of 2026
including USD 16m net expenses
for litigation, regulatory and
similar matters,
compared with net releases of USD 298m in the first six months of 2025.
Depreciation,
amortization
and
impairment
of
non-financial
assets
decreased
by
USD 219m
to
USD 1,540m,
primarily driven by
a USD 137m decrease
in the amortization
of internally
generated capitalized
software, mainly
reflecting a lower cost base of software assets,
and a USD 101m decrease in depreciation expenses
for leased real
estate, resulting from lower levels of accelerated depreciation.
›
Refer to the “Consolidated financial statements” section of this report for more information
Outlook
As
we
enter
the
third
quarter,
market
conditions
remain
broadly
constructive,
supported
by
healthy
client
engagement, the continued broadening of market leadership and historically elevated equity dispersion.
At the same
time, ongoing geopolitical
developments and volatile energy
prices lead to high
levels of uncertainty
around
the
inflation
and
interest
rate
outlook.
This
could
contribute
to
changes
in
macroeconomic
conditions,
periods of elevated volatility and more measured investor sentiment.
For the third quarter, in addition to seasonal
factors, we expect Global Wealth Management net interest
income to
increase modestly, broadly in line with the sequential uptick recorded in the second quarter of 2026. In Personal &
Corporate Banking, we expect net interest income to be flat to slightly higher sequentially.
We are focused
on maintaining a
high level of
engagement with our
clients as we
execute on the
final stages of
the integration and as we continue to strategically invest in our franchise to drive long-term growth.

UBS Group 30 June 2026 Interim Report |
UBS Group performance, business divisions and Group Items | Global Wealth Management

Global Wealth Management
Global Wealth Management
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.6.26 31.3.26 30.6.25 1Q26 2Q25 30.6.26 30.6.25
Results
Net interest income
1,863
1,851
1,705
1
9
3,714 3,413
Recurring net fee income
3,711
3,617
3,351
3
11
7,328 6,630
Transaction-based income
1,2
1,513
1,666
1,236
(9)
22
3,179 2,664
Other revenues
1,3
25
(28)
7
268
(3) 15
Total revenues
7,112
7,106
6,300
0
13
14,218 12,722
Credit loss expense / (release)
(2)
9
3
7 9
Operating expenses
5,231
5,305
5,093
(1)
3
10,536 10,150
Business division operating profit / (loss) before tax
1,883
1,792
1,204
5
56
3,675 2,563
Underlying results
Total revenues as reported
7,112
7,106
6,300
0
13
14,218 12,722
of which: PPA effects and other integration items
4
114
125
153
(9)
(25)
240 318
of which: PPA effects recognized in net interest income
113
123
148
(7)
(24)
236 307
of which: PPA effects and other integration items recognized in transaction-based income
1
2
5
(48)
(76)
3 11
of which: gain / (loss) related to an investment in an associate
(8)
(5)
Total revenues (underlying)
1
6,997
6,981
6,156
0
14
13,978 12,408
Credit loss expense / (release)
(2)
9
3
7 9
Operating expenses as reported
5,231
5,305
5,093
(1)
3
10,536 10,150
of which: integration-related expenses and PPA effects
1,5
228
307
383
(26)
(40)
536 739
Operating expenses (underlying)
1
5,002
4,998
4,710
0
6
10,001 9,411
of which: net expenses / (releases) for litigation, regulatory and similar matters
(24)
19
13
(5) 28
Business division operating profit / (loss) before tax as reported
1,883
1,792
1,204
5
56
3,675 2,563
Business division operating profit / (loss) before tax (underlying)
1
1,997
1,974
1,443
1
38
3,971 2,988
Performance measures and other information
Pre-tax profit growth (year-on-year,
%)
1
56.4
31.9
38.3
43.4 30.0
Cost / income ratio (%)
1
73.6
74.7
80.8
74.1 79.8
Average attributed equity (USD bn)
6
34.5
34.6
34.2
0
1
34.6 33.9
Return on attributed equity (%)
1,6
21.8
20.7
14.1
21.3 15.1
Financial advisor compensation
7
1,525
1,504
1,334
1
14
3,029 2,743
Net new fee-generating assets (USD bn)
1
12.9
37.9
7.5
50.8 34.7
Fee-generating assets (USD bn)
1
2,255
2,103
1,980
7
14
2,255 1,980
Net new assets (USD bn)
1
35.5
37.4
23.3
72.9 54.8
Net new assets growth rate (%)
1
3.0
3.1
2.2
3.1 2.6
Invested assets (USD bn)
1
4,942
4,668
4,512
6
10
4,942 4,512
Net new loan volumes (USD bn)
1,8
7.3
4.6
3.4
11.9 5.6
Loan volumes (USD bn)
1,9
335.3
331.5
318.3
1
5
335.3 318.3
Net new deposit volumes (USD bn)
1,10
1.8
(1.6)
9.0
0.2 (0.3)
Customer deposit volumes (USD bn)
1,11
477.0
476.6
488.8
0
(2)
477.0 488.8
Credit-impaired loan portfolio as a percentage of total loan portfolio, gross (%)
1,12
0.6
0.6
0.5
0.6 0.5
Advisors (full-time equivalents)
13
9,173
9,359
9,565
(2)
(4)
9,173 9,565

UBS Group 30 June 2026 Interim Report |
UBS Group performance, business divisions and Group Items | Global Wealth Management

Global Wealth Management (continued)
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.6.26 31.3.26 30.6.25 1Q26 2Q25 30.6.26 30.6.25
Underlying performance measures
Pre-tax profit growth (year-on-year,
%)
1
38.4
27.8
24.3
32.9 22.8
Cost / income ratio (%)
1
71.5
71.6
76.5
71.5 75.8
Return on attributed equity (%)
1,6
23.2
22.8
16.9
23.0 17.6
1 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method. Each alternative performance measure (APM) that qualifies as a non-GAAP measure as defined by US Securities and Exchange Commission (SEC) regulations is designated as such in the table of APMs in the appendix to this
report. For more information about underlying results, refer to the “Group performance”
section of this report.
2 Consists of USD 999m of net fee and commission income (first quarter of 2026: USD 1,120m; second quarter of 2025: USD 777m; six-month period ended 30 June 2026: USD 2,118m; six-
month period ended 30 June 2025: USD 1,713m),
USD 517m of other net income from
financial instruments measured at fair
value through profit or loss (first
quarter of 2026: USD 545m; second quarter
of 2025:
USD 462m; six-month period ended 30 June 2026:
USD 1,062m; six-month period ended 30 June 2025:
USD 949m), and negative USD 3m of other
income (first quarter of 2026: USD 1m;
second quarter of 2025:
negative USD 2m; six-month period ended 30 June 2026: negative USD 1m; six-month period ended 30 June 2025: USD 2m) for the purposes of the Group financial information or the Group financial statements, as
applicable. Income
related to
certain financial instruments
not directly
linked to
client activity and
measured at
fair value
that was
previously presented
as transaction-based
income has
been presented
as other
revenues from the fourth quarter
of 2025 onward. This
change has been applied prospectively.
3 Consists of USD 19m of other
net income from financial instruments
measured at fair value through
profit or loss
(first quarter of 2026: negative USD 35m; second quarter of 2025: USD 0m; six-month period ended
30 June 2026: negative USD 15m; six-month period ended 30 June 2025: USD 0m) and USD 6m of other income
(first quarter of 2026: USD 7m;
second quarter of 2025: USD 7m;
six-month period ended 30 June 2026:
USD 13m; six-month period ended 30 June
2025: USD 15m) for the purposes
of the Group financial information
or the Group
financial statements,
as applicable.
Income related to
certain financial instruments
not directly linked
to client activity
and measured at
fair value that
was previously
presented as transaction
-based
income has been presented as other revenues from the fourth quarter of 2025 onward. This change has been applied prospectively. The line was renamed “Other revenues” (previously “Other income”) in the fourth
quarter of 2025.
4 Includes accretion of
PPA adjustments
on financial instruments
and other PPA
effects, as well
as temporary and
incremental items directly
related to the
integration.
5 Includes temporary,
incremental operating expenses directly related to the integration, as well as amortization of intangible assets resulting from
the acquisition of the Credit Suisse Group.
6 Refer to “Equity attribution” in this report
for more information
about the
equity attribution
framework.
7 Relates to
licensed professionals
with the ability
to provide
investment advice
to clients
in the Americas.
Mainly consists of
cash compensation,
determined using a formulaic approach based on production, and deferred awards.
It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that
are subject to vesting
requirements. Recruitment loans
to financial advisors were
USD 1,412m as of 30
June 2026.
8 Consists of USD 7.0bn classified
as Loans and advances
to customers (first quarter
of 2026:
USD 4.2bn; second quarter of 2025: USD 3.4bn;
six-month period ended 30 June 2026: USD 11.2bn;
six-month period ended 30 June 2025: USD 5.5bn)
and USD 0.3bn classified as Brokerage receivables (first quarter of 2026: USD 0.5bn; second quarter of
2025: USD 0.0bn; six-month period ended
30 June 2026: USD 0.7bn; six-month period
ended 30 June 2025: USD 0.1bn) for
the purposes of the Group financial
information
or the Group financial statements, as applicable.
9 Presented gross of expected credit losses. Consists of USD 329.8bn classified as Loans and advances to customers (31 March 2026:
USD 326.3bn; 30 June 2025:
USD 313.6bn) and USD 5.5bn classified
as Brokerage
receivables (31 March 2026:
USD 5.2bn; 30 June 2025:
USD 4.7bn) for the purposes
of the Group financial
information or the Group
financial statements, as
applicable.
10 Consists of USD 2.2bn classified
as Customer deposits (first quarter
of 2026: negative USD 2.8bn; second
quarter of 2025: USD 9.1bn; six-month
period ended 30 June 2026: negative
USD 0.7bn;
six-month period ended 30 June 2025: USD 0.1bn) and negative USD 0.4bn classified as Brokerage payables (first quarter
of 2026: USD 1.2bn; second quarter of 2025: negative USD 0.1bn;
six-month period ended
30 June 2026:
USD 0.9bn; six-month
period ended
30 June 2025:
negative USD 0.4bn)
for the
purposes of
the Group
financial information
or the
Group financial
statements,
as applicable.
11 Consists of
USD 470.9bn classified as Customer deposits (31 March
2026: USD 470.1bn; 30 June 2025: USD 483.3bn)
and USD 6.1bn classified as Brokerage
payables (31 March 2026: USD 6.5bn; 30 June
2025: USD 5.5bn)
for the purposes of the Group financial information or the Group financial statements, as applicable.
12 Refer to the “Risk management and control” section of this report for more information about credit-impaired
exposures. Excludes loans to financial advisors.
13
The decrease in advisor headcount included the impact from the reclassification of certain roles in the second quarter of 2026 to align role classifications globally.
Comparative figures have not been restated.
Results: 2Q26 vs 2Q25
Profit
before
tax
increased
by
USD 679m,
or
56%,
to
USD 1,883m,
mainly
due
to
higher
total
revenues,
partly
offset
by
higher
operating
expenses.
Underlying
profit
before
tax
was
USD 1,997m,
an
increase
of
38%,
after
excluding from operating expenses USD 228m of
integration-related expenses and purchase price allocation
(PPA)
effects and excluding from total revenues USD 114m of PPA effects and other integration items.
Total revenues
Total
revenues
increased
by
USD 812m,
or
13%,
to
USD 7,112m,
driven
by
all
revenue
lines,
and
included
a
USD 39m
decrease
in
PPA
effects
and
other
integration
items.
Excluding
USD 114m
of
PPA
effects
and
other
integration items, underlying total revenues were USD 6,997m, an increase of 14%.
Net interest income
increased by USD 158m,
or 9%, to
USD 1,863m and included
a USD 35m decrease
in accretion
of PPA adjustments on financial instruments and
other PPA effects. Excluding PPA effects of USD 113m,
underlying
net interest income was USD 1,750m, an increase of 12%, primarily driven by higher loan volumes, and by higher
deposit margins
from balance
sheet repricing
and the
effects of
deposit pricing
measures.
The increase
in underlying
net interest income was also due to a favorable deposit product mix.
Recurring net fee income increased by USD 360m,
or 11%, to USD 3,711m, mainly driven
by higher average levels
of fee-generating assets, reflecting
positive market performance and
net new fee-generating asset
inflows over the
course of the past 12 months, primarily from mandates.
Transaction-based income increased
by USD 277m, or
22%, to USD 1,513m,
mainly driven by
higher levels of
client
activity across all regions and reflecting demand for structured products and cash equities. Excluding PPA effects of
USD 1m, underlying transaction-based income was USD 1,511m, an increase of 23%.
Other revenues
were USD 25m
and included
a USD 19m
fair value
gain resulting
from a
strategic partnership.
Other
revenues in the second
quarter of 2025
were USD 7m and included
a loss of USD
8m related to an
investment in
an associate.

UBS Group 30 June 2026 Interim Report |
UBS Group performance, business divisions and Group Items | Global Wealth Management

Credit loss expense / release
Net credit loss releases were USD 2m, compared with net credit loss expenses of USD 3m in the second quarter of
2025.
Operating expenses
Operating
expenses
increased
by
USD 138m,
or
3%,
to
USD 5,231m
and
included
a
USD 155m
decrease
in
integration-related
expenses.
Excluding
USD 228m
of
integration-related
expenses
and
PPA
effects,
underlying
operating expenses were
USD 5,002m, an increase
of 6%, mainly
driven by higher
variable compensation, primarily
related to an increase in financial advisor compensation, resulting from higher compensable revenues, partly offset by net releases in provisions for litigation, regulatory and similar matters.
Invested assets: 2Q26 vs 1Q26
Invested
assets
increased
by
USD 274bn
to
USD 4,942bn,
mainly
driven
by
positive
market
performance
of
USD 260.4bn
and
net
new
asset
inflows
of
USD 35.5bn,
partly
offset
by
negative
foreign
currency
effects
of
USD 11.5bn and negative
effects of USD 8.1bn
resulting from UBS’s
strategic decisions to
exit certain markets
or
cease offering certain services.
Invested assets: 2Q26 vs 2Q25
Invested
assets
increased
by
USD 430bn
to
USD 4,942bn,
mainly
driven
by
positive
market
performance
of
USD 381.6bn
and
net
new
asset
inflows
of
USD 118.9bn,
partly
offset
by
negative
foreign
currency
effects
of
USD 32.8bn and negative effects of USD 32.2bn resulting from UBS’s strategic decisions to exit certain markets or cease offering certain services.
Loan volumes: 2Q26 vs 1Q26
Loan
volumes
increased
by
USD 3.8bn
to
USD 335.3bn,
mainly
driven
by
positive
net
new
loan
volumes
of
USD 7.3bn, partly offset by negative foreign currency effects.
›
Refer to the “Risk management and control” section of this report for more information
Customer deposit volumes: 2Q26 vs 1Q26
Customer
deposit
volumes
increased
by
USD 0.4bn
to
USD 477.0bn,
mainly
driven
by
net
new
deposit
volume
inflows of USD 1.8bn, partly offset by negative foreign currency effects.
Results: 6M26 vs 6M25
Profit before
tax increased
by USD 1,112m,
or 43%,
to USD 3,675m,
mainly due
to higher
total revenues,
partly
offset
by
higher
operating
expenses.
Underlying
profit
before
tax
was
USD 3,971m,
an
increase
of
33%,
after
excluding from operating expenses USD 536m of integration-related expenses and PPA effects and excluding from total revenues USD 240m of PPA effects and other integration items.
Total
revenues
increased
by
USD 1,496m,
or
12%,
to
USD 14,218m,
largely
driven
by
main
revenue
lines,
and
included a USD 78m decrease
in PPA effects and
other integration items. Excluding
USD 240m of PPA effects
and
other integration items, underlying total revenues were USD 13,978m, an increase of 13%.
Net interest income
increased by USD 301m,
or 9%, to
USD 3,714m and included
a USD 71m decrease
in accretion
of PPA adjustments on financial instruments and
other PPA effects. Excluding PPA effects of USD 236m,
underlying
net
interest
income
was USD
3,478m, an
increase of
12%,
primarily
reflecting higher
loan
volumes, the
effects
from deposit pricing measures, a favorable deposit product mix and positive foreign currency effects.
Recurring net
fee income
increased by
USD 698m, or
11%, to
USD 7,328m. The
increase was
mainly driven
by
higher average levels of fee-generating assets, reflecting positive market performance and net new fee-generating asset inflows over the course of the past 12 months, primarily from mandates.
Transaction-based income increased
by USD 515m, or
19%, to USD 3,179m,
mainly driven by
higher levels of
client
activity
across
all
regions
and
reflecting
demand
for
structured
products,
cash
equities
and
investment
funds.
Excluding PPA effects of USD 3m, underlying transaction-based income was USD 3,175m, an increase of 20%.
Other
revenues
were
negative
USD 3m
and
included
a
USD 26m
fair
value
loss
resulting
from
a
strategic
partnership. Other revenues
in the first
half of 2025
were USD 15m and
included a loss
of USD 5m related
to an
investment in an associate.
Net credit loss expenses were USD 7m,
compared with net credit loss expenses
of USD 9m in the first half of
2025.

UBS Group 30 June 2026 Interim Report |
UBS Group performance, business divisions and Group Items | Global Wealth Management

Operating
expenses
increased
by
USD 386m,
or
4%,
to
USD 10,536m
and
included
a
USD 203m
decrease
in
integration-related
expenses.
Excluding
USD 536m
of
integration-related
expenses
and
PPA
effects,
underlying
operating
expenses
were
USD 10,001m,
an
increase
of
6%,
mainly
driven
by
higher
variable
compensation,
primarily
related
to
an
increase
in
financial
advisor
compensation,
resulting
from
higher
compensable
revenues,
partly offset by net releases in provisions for litigation, regulatory and similar matters.
Regional breakdown of performance measures
As of or for the quarter ended 30.6.26
USD m, except where indicated Americas
1
Asia Pacific EMEA Switzerland Divisional items
2
Global Wealth
Management
Net interest income
569
363
415
407
109
1,863
Recurring net fee income
2,262
323
612
502
12
3,711
Transaction-based income
3,4
526
475
301
227
(16)
1,513
Other revenues
3,4
7
(10)
0
0
27
25
Total revenues
3,364
1,152
1,328
1,135
133
7,112
Credit loss expense / (release)
1
1
(11)
10
(2)
(2)
Operating expenses
2,830
637
836
685
244
5,231
Operating profit / (loss) before tax
534
514
503
440
(109)
1,883
of which: PPA effects, integration-related items and other items
5
(114)
(114)
Cost / income ratio (%)
3
84.1
55.3
62.9
60.3
73.6
Net new fee-generating assets (USD bn)
3
(4.6)
4.2
10.6
2.8
0.0
12.9
Fee-generating assets (USD bn)
3
1,248
226
491
290
1
2,255
Net new assets (USD bn)
3
0.9
9.2
11.8
14.3
(0.6)
35.5
Net new assets growth rate (%)
3
0.2
4.7
6.2
6.5
3.0
Invested assets (USD bn)
3
2,423
790
799
925
5
4,942
Net new loan volumes (USD bn)
3
3.3
2.0
0.9
1.2
(0.1)
7.3
Loan volumes (USD bn)
3
109.1
6
49.7
62.7
112.3
1.6
335.3
Net new deposit volumes (USD bn)
3
0.0
2.0
(1.4)
1.2
0.0
1.8
Customer deposit volumes (USD bn)
3
124.2
6
114.7
109.5
124.7
4.0
477.0
Advisors (full-time equivalents)
7
5,644
954
1,408
1,099
69
9,173
As of or for the quarter ended 30.6.25
USD m, except where indicated Americas
1
Asia Pacific EMEA Switzerland Divisional items
2
Global Wealth
Management
Net interest income
500
304
382
374
145
1,705
Recurring net fee income
2,015
286
575
463
13
3,351
Transaction-based income
3,4
403
359
274
215
(15)
1,236
Other revenues
3,4
10
(2)
2
(2)
(2)
7
Total revenues
2,929
947
1,234
1,049
141
6,300
Credit loss expense / (release)
4
1
1
(2)
0
3
Operating expenses
2,561
598
839
698
397
5,093
Operating profit / (loss) before tax
364
348
394
353
(256)
1,204
of which: PPA effects, integration-related items and other items
5
(239)
(239)
Cost / income ratio (%)
3
87.4
63.2
68.0
66.5
80.8
Net new fee-generating assets (USD bn)
3
1.7
1.6
3.5
0.8
(0.1)
7.5
Fee-generating assets (USD bn)
3
1,125
187
417
249
1
1,980
Net new assets (USD bn)
3
(3.5)
11.1
9.1
7.0
(0.3)
23.3
Net new assets growth rate (%)
3
(0.7)
6.4
5.4
3.6
2.2
Invested assets (USD bn)
3
2,189
746
728
844
5
4,512
Net new loan volumes (USD bn)
3
1.9
0.2
2.2
(0.7)
(0.2)
3.4
Loan volumes (USD bn)
3
100.4
6
44.7
63.2
108.8
1.1
318.3
Net new deposit volumes (USD bn)
3
0.2
4.8
4.5
0.0
(0.6)
9.0
Customer deposit volumes (USD bn)
3
114.1
6
122.9
117.6
130.0
4.2
488.8
Advisors (full-time equivalents)
5,773
933
1,508
1,259
93
9,565
1 Includes
the Wealth
Management US
(which covers
the USA
and Canada)
and Wealth
Management LatAm
(which covers
Latin America)
business units.
2 Includes impacts
from accretion
of purchase
price
allocation (PPA) adjustments on financial
instruments and other PPA effects,
integration-related expenses, and certain gains
and losses from investments in associates and
minor functions, which are not included
in
the four regions individually presented
in this table.
3 Refer to “Alternative
performance measures” in the appendix
to this report for the definition
and calculation method. Each alternative
performance measure
(APM) that qualifies as a non-GAAP measure
as defined by US Securities and Exchange
Commission (SEC) regulations is designated as such
in the table of APMs in the appendix
to this report. For more information
about underlying results, refer to the “Group
performance” section of this report.
4 From the fourth quarter of 2025 onward,
income related to certain financial instruments not directly linked to client activity and
measured at fair value
that was previously presented
as transaction-based income has
been presented as other
revenues. This
change has been applied
prospectively. The
line has been renamed
“Other revenues”
(previously “Other income”).
5 Items of profit or
loss that management believes
are not representative of
the underlying performance,
namely impacts from accretion
of purchase price allocation
adjustments on
financial instruments
and other
PPA effects,
integration-related expenses,
amortization of
intangibles resulting
from the
acquisition of
the Credit
Suisse Group,
and certain
gains and
losses from
investments in
associates.
6 Loan volumes and
Customer deposit volumes
in this table
include customer brokerage
receivables and payables,
respectively, which
are presented in
separate reporting lines
on the balance
sheet.
7 The decrease in advisor
headcount included the impact from the
reclassification of certain roles in
the second quarter of 2026
to align role classifications globally.
The reclassification impact primarily
affected the
Switzerland and EMEA regions. Comparative figures have not been restated.

UBS Group 30 June 2026 Interim Report |
UBS Group performance, business divisions and Group Items | Global Wealth Management

Regional comments 2Q26 vs 2Q25, except where indicated
Americas
Profit
before
tax
increased
by
USD 170m
to
USD 534m.
Total
revenues
increased
by
USD 435m,
or
15%,
to
USD 3,364m, mainly driven by
increases of USD 247m in
recurring net fee income,
USD 123m in transaction-based
income and
USD 69m in
net interest
income. Operating
expenses increased
by USD 269m,
or 11%,
to USD 2,830m.
The cost / income ratio decreased to
84.1% from 87.4%. Loan
volumes increased by 3% compared
with the first
quarter of 2026, to
USD 109.1bn, mainly driven by
positive net new
loan volumes of USD 3.3bn.
Customer deposit
volumes were USD 124.2bn,
broadly stable compared
with the first
quarter of 2026.
Net new asset
inflows were
USD 0.9bn.
Asia Pacific
Profit
before
tax
increased
by
USD 166m
to
USD 514m.
Total
revenues
increased
by
USD 205m,
or
22%,
to
USD 1,152m, mainly
driven by
increases of
USD 116m in
transaction-based income,
USD 59m in
net interest
income
and USD 37m in recurring net fee
income. Operating expenses increased by USD 39m,
or 6%, to USD 637m. The
cost / income
ratio
decreased
to
55.3%
from
63.2%.
Loan
volumes
increased
by
4%
compared
with
the
first
quarter of 2026, to USD 49.7bn, mainly driven by positive net new loan volumes of USD 2.0bn. Customer deposit volumes increased by 2% compared with the first quarter of 2026, to USD 114.7bn, with net new deposit volume inflows of USD 2.0bn. Net new asset inflows were USD 9.2bn.
EMEA
Profit
before
tax
increased
by
USD 109m
to
USD 503m.
Total
revenues
increased
by
USD 94m,
or
8%,
to
USD 1,328m, mainly driven by increases of USD 37m in recurring net fee income, USD 33m in net interest income
and
USD 27m
in
transaction-based
income.
Operating
expenses
decreased
by
USD 3m
to
USD 836m.
The
cost / income
ratio
decreased
to
62.9%
from
68.0%.
Loan
volumes
increased
by
1%
compared
with
the
first
quarter of 2026, to USD 62.7bn, mainly driven by positive net new loan volumes of USD 0.9bn. Customer deposit volumes decreased
by 2%
compared with
the first
quarter of
2026, to
USD 109.5bn, mainly
driven by
net new
deposit volume outflows of USD 1.4bn. Net new asset inflows were USD 11.8bn.
Switzerland
Profit
before
tax
increased
by
USD 87m
to
USD 440m.
Total
revenues
increased
by
USD 86m,
or
8%,
to
USD 1,135m,
mainly
driven
by
increases
of
USD 39m
in
recurring
net
fee
income
and
USD 33m
in
net
interest
income. Operating
expenses decreased
by USD 13m,
or 2%,
to USD 685m.
The cost / income
ratio decreased
to
60.3% from
66.5%. Loan
volumes decreased
by 1%
compared with
the first
quarter of
2026, to
USD 112.3bn,
mainly driven
by negative
foreign currency
effects, partly
offset by
positive net
new loan
volumes of
USD 1.2bn.
Customer deposit
volumes were
USD 124.7bn,
broadly stable
compared with
the first
quarter of
2026, with
net
new deposit volume inflows
of USD 1.2bn, partly offset
by negative foreign currency
effects. Net new asset inflows
were USD 14.3bn.
Divisional items
Operating loss before tax was USD 109m
and included USD 228m of integration-related expenses
and PPA effects,
partly offset by the aforementioned USD
114m related to PPA effects and
other integration items and a USD 19m
fair value gain resulting from a strategic partnership.

UBS Group 30 June 2026 Interim Report |
UBS Group performance, business divisions and Group Items | Personal & Corporate Banking

Personal & Corporate Banking
Personal & Corporate Banking – in Swiss francs
As of or for the quarter ended % change from Year-to-date
CHF m, except where indicated 30.6.26 31.3.26 30.6.25 1Q26 2Q25 30.6.26 30.6.25
Results
Net interest income
1,061
1,052
1,111
1
(4)
2,113
2,226
Recurring net fee income
1,2
358
348
357
3
0
707
715
Transaction-based income
1,3
448
489
459
(8)
(3)
937
911
Other revenues
1,4
29
139
(28)
(79)
168
38
Total revenues
1,896
2,029
1,900
(7)
0
3,925
3,889
Credit loss expense / (release)
61
55
91
10
(33)
116
139
Operating expenses
1,159
1,164
1,243
0
(7)
2,323
2,638
Business division operating profit / (loss) before tax
676
809
566
(16)
19
1,485
1,111
Underlying results
Total revenues as reported
1,896
2,029
1,900
(7)
0
3,925
3,889
of which: PPA effects and other integration items
5
154
174
222
(11)
(30)
329 438
of which: PPA effects recognized in net interest income
143
153
205
(6)
(30)
296 396
of which: PPA effects and other integration items recognized in transaction-based income
11
21
17
(46)
(34)
33 42
of which: loss related to an investment in an associate
(18)
(8)
of which: items related to the Swisscard transactions
99
6
99
6
58
7
Total revenues (underlying)
1
1,741
1,756
1,696
(1)
3
3,497
3,401
Credit loss expense / (release)
61
55
91
10
(33)
116
139
Operating expenses as reported
1,159
1,164
1,243
0
(7)
2,323
2,638
of which: integration-related expenses and PPA effects
1,8
155
174
195
(11)
(21)
329 367
of which: items related to the Swisscard transactions
164
9
Operating expenses (underlying)
1
1,004
990
1,048
1
(4)
1,995
2,108
of which: net expenses / (releases) for litigation, regulatory and similar matters
(2)
3
0
0 0
Business division operating profit / (loss) before tax as reported
676
809
566
(16)
19
1,485
1,111
Business division operating profit / (loss) before tax (underlying)
1
676
710
557
(5)
21
1,386
1,154
Performance measures and other information
Pre-tax profit growth (year-on-year,
%)
1
19.4
48.4
(19.5)
33.6
(28.9)
Cost / income ratio (%)
1
61.1
57.4
65.4
59.2
67.8
Average attributed equity (CHF bn)
10
17.6
17.5
17.7
1
0
17.6
17.9
Return on attributed equity (%)
1,10
15.3
18.5
12.8
16.9
12.4
Net interest margin (bps)
1
170
171
179
170
180
Net new loans (CHF bn)
1
2.2
2.4
1.2
4.6
0.9
Loans, gross (CHF bn)
251.4
247.4
248.7
2
1
251.4
248.7
Net new deposits (CHF bn)
1
1.4
3.5
1.1
4.9
(1.8)
Customer deposits (CHF bn)
252.6
251.2
249.3
1
1
252.6
249.3
Credit-impaired loan portfolio as a percentage of total loan portfolio, gross (%)
1,11
1.3
1.2
1.2
1.3
1.2
Underlying performance measures
Pre-tax profit growth (year-on-year,
%)
1
21.4
19.0
(13.7)
20.1
(18.7)
Cost / income ratio (%)
1
57.7
56.4
61.8
57.0
62.0
Return on attributed equity (%)
1,10
15.3
16.3
12.6
15.8
12.9
1 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method. Each alternative performance measure (APM) that qualifies as a non-GAAP measure as defined by US Securities and Exchange Commission (SEC) regulations is designated as such in the table of APMs in
the appendix to this report. For more information about underlying results, refer to the
“Group performance”
section of this report.
2 Consists of net fee and
commission income and other income
for the purposes of
the Group financial information or
the Group financial statements, as applicable. For reconciliation information
in US dollar amounts, refer to the corresponding footnote to the table below.
3 Consists of net fee and commission income, other net income from financial instruments measured at fair value through profit or loss, and other income for the purposes of the Group financial
information or the Group financial statements,
as applicable. For reconciliation
information in US dollar amounts, refer to
the corresponding footnote to the
table below. Income
related to certain
financial instruments not
directly linked to
client activity and
measured at fair valu
e
that was previously
presented as transaction-based
income has been
presented as other
revenues from the
fourth quarter of
2025 onward. This
change has been
applied prospectively.
4 Consists of other
net income from
financial instruments measured
at fair value
through profit or
loss and other
income for the purposes of the Group financial information or the
Group financial statements, as applicable. For reconciliation information in US dollar amounts, refer to the corresponding footnote to the table below.
Income related to certain financial instruments
not directly linked to
client activity and measured at
fair value that was previously
presented as transaction-based income has
been presented as other revenues
from
the fourth quarter of
2025 onward. This
change has been applied
prospectively. The
line was renamed
“Other revenues” (previously
“Other income”) in
the fourth quarter of
2025.
5 Includes accretion of
PPA
adjustments on financial instruments and
other PPA effects,
as well as temporary and
incremental items directly related to the
integration.
6 Represents the gain on sale
of UBS’s 50% interest
in Swisscard AECS
GmbH (Swisscard) that has been
excluded from underlying revenues. Refer to
the “Recent developments” section of
the UBS Group first quarter
2026 report, available under “Quarterly reporting”
at ubs.com/investors,
for more information
about the
Swisscard transactions.
7
Represents the gain
related to UBS’s
share of
the income recorded
by Swisscard for
the sale of
the Credit Suisse
card portfolios to
UBS.
8 Includes
temporary, incremental operating expenses directly related to the integration, as well as amortization of intangible assets resulting from the acquisition of the Credit Suisse Group.
9
Represents the expense related
to the payment to Swisscard
for the sale of the
Credit Suisse card portfolios
to UBS.
10 Refer to “Equity attribution”
in this report for more
information about the equity
attribution framework.
11 Refer to the
“Risk management and control” section of this report for more information about credit-impaired exposures.

UBS Group 30 June 2026 Interim Report |
UBS Group performance, business divisions and Group Items | Personal & Corporate Banking

Results : 2Q26 vs 2Q25
Profit before tax
increased by CHF 110m,
or 19%, to
CHF 676m, reflecting lower
operating expenses and
net credit
loss
expenses.
Underlying profit
before
tax
was
also CHF 676m,
an increase
of 21%,
after excluding
from
total
revenues
CHF 154m
of
purchase
price
allocation
(PPA)
effects
and
other
integration
items
and
excluding
from
operating expenses CHF 155m of integration-related expenses and PPA effects.
Total revenues
Total revenues
decreased by
CHF 4m to
CHF 1,896m, reflecting
lower net
interest income
and transaction-based
income, partly
offset by
higher other
revenues. Excluding
CHF 154m of
PPA effects
and other
integration items,
underlying total revenues were CHF 1,741m, an increase of 3%.
Net interest
income decreased
by CHF 50m,
or 4%,
to CHF 1,061m,
mainly due
to a
CHF 62m decrease
in accretion
of PPA adjustments on financial instruments and other PPA effects.
Excluding PPA effects of CHF 143m, underlying
net
interest
income
was CHF
918m,
an
increase
of
1%,
mainly reflecting
lower
liquidity
and
funding
costs
and
deposit pricing measures, partly offset by the impact of lower central bank interest rates on deposit revenues.
Recurring net
fee income
was broadly
stable at
CHF 358m, despite
an
increase
in
custody and
mandate
fees,
mainly reflecting positive
market performance and
net new inflows.
Recurring net fee
income in the
second quarter
of 2025 included our share of Swisscard profit.
Transaction-based
income
decreased
by
CHF 11m,
or
3%,
to
CHF 448m,
mainly
reflecting
the
effect
from
a
reclassification of income related to certain financial instruments from transaction-based income to other revenues from the
fourth quarter
of 2025
onward. The
decrease was
also due
to lower
structured and
syndicated finance
fees and
a CHF 6m
decrease in
PPA effects
and other
integration items,
partly offset
by higher
credit card
fees.
Excluding
CHF 11m
of
PPA
effects
and
other
integration
items,
underlying
transaction-based
income
was
CHF 436m, a decrease of 1%.
Other revenues
were CHF 29m
and included
the effect
from the
aforementioned reclassification,
compared with
other revenues of negative CHF 28m in the second quarter of 2025, which included a net loss of CHF 18m related to an investment in an associate.
Credit loss expense / release
Net credit loss expenses were CHF 61m,
reflecting net expenses on credit-impaired positions
from a small number
of corporate counterparties. Net credit loss expenses were CHF 91m in the second quarter of 2025.
Operating expenses
Operating
expenses
decreased
by
CHF 84m,
or
7%,
to
CHF 1,159m
and
included
a
CHF 38m
decrease
in
integration-related
expenses.
Excluding
CHF 155m
of
integration-related
expenses
and
PPA
effects,
underlying
operating expenses were CHF 1,004m, a decrease of 4%, mainly reflecting cost synergies.
Results: 6M26 vs 6M25
Profit before
tax increased
by CHF 374m,
or 34%,
to CHF 1,485m,
reflecting lower
operating expenses
and net
credit loss expenses, as well as higher total revenues. Underlying profit before tax was CHF 1,386m, an increase of
20%. This
underlying profit
excludes from
total revenues
CHF 329m of
PPA effects
and other
integration items,
and a gain of CHF 99m related
to the Swisscard transactions; it also excludes
from operating expenses CHF 329m
of integration-related expenses and PPA effects.
Total revenues
increased by
CHF 36m, or
1%, to
CHF 3,925m, mainly
due to
higher other
revenues and
transaction-
based income,
partly offset
by lower
net interest
income, and
included a
CHF 109m decrease
in PPA
effects and
other integration
items. Total
revenues in
the first
half of
2026 included
a gain
of CHF 126m
related to
the Swisscard
transactions.
Of
this
gain,
CHF 99m
has
been
excluded
from
the
underlying
results
and
CHF 27m
has
been
recognized as part
of the
underlying results. Excluding
CHF 329m of PPA
effects and other
integration items
and
the aforementioned CHF 99m, underlying total revenues were CHF 3,497m, an increase of 3%.
Net interest
income decreased
by CHF 113m,
or 5%,
to CHF 2,113m,
mainly reflecting
a CHF 100m
decrease in
accretion of PPA adjustments
on financial instruments
and other PPA
effects. Excluding PPA
effects of CHF 296m,
underlying net interest
income was CHF 1,818m,
a decrease of
1%, mainly due
to the impact
of lower central
bank
interest rates on deposit revenues, partly offset by deposit pricing measures and lower liquidity and funding costs.
Recurring net fee
income decreased
by CHF 8m, or
1%, to
CHF 707m, largely
due to the
first half of
2025 including
our share of
Swisscard profit, partly
offset by higher
custody and mandate
fees, mainly reflecting
positive market
performance and net new inflows.

UBS Group 30 June 2026 Interim Report |
UBS Group performance, business divisions and Group Items | Personal & Corporate Banking

Transaction-based income
increased by
CHF 26m, or
3%, to
CHF 937m, mainly
as a
result of
higher credit
card
fees,
shift and
referral
fees,
and
structured
and
syndicated
finance
fees. These
effects
were
partly
offset
by
the
aforementioned reclassification
of income
related to
certain financial
instruments from
transaction-based income
to other revenues and by
a CHF 9m decrease in PPA
effects and other integration
items. Excluding CHF 33m of PPA
effects and other integration items, underlying transaction-based income was CHF 904m, an increase of 4%.
Other revenues were CHF 168m and
included the effect from the
aforementioned reclassification, compared with
other revenues of CHF 38m in the first half of 2025. The first half of 2026 included a gain of CHF 126m related to the Swisscard
transactions, of
which CHF 99m
has been
excluded from
the underlying
results, compared
with a
gain of CHF 58m
in the first
half of 2025.
Other revenues in
the first half
of 2025 included
a net loss
of CHF 8m
related to an investment in
an associate. Excluding the aforementioned
CHF 99m, underlying other revenues in
the
first half
of 2026
were CHF 69m,
and included
CHF 27m of
deferred Swisscard
revenues related
to the
period in
which the investment was classified as held for sale.
Net
credit loss
expenses
were CHF 116m
and mainly
reflected net
expenses on
credit-impaired
positions, which
primarily related
to a
small number
of corporate
counterparties. Net
credit loss
expenses in
the prior-year
period
were CHF 139m.
Operating expenses decreased by CHF 315m,
or 12%, to CHF 2,323m and
included a CHF 164m expense related
to
the
Swisscard
transactions
in
the
first
half
of
2025.
Integration-related
expenses
decreased
by
CHF 34m.
Excluding
CHF 329m
of
integration-related
expenses
and
PPA
effects,
underlying
operating
expenses
were
CHF 1,995m, a decrease of 5%, mainly reflecting cost synergies.

UBS Group 30 June 2026 Interim Report |
UBS Group performance, business divisions and Group Items | Personal & Corporate Banking

Personal & Corporate Banking – in US dollars
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.6.26 31.3.26 30.6.25 1Q26 2Q25 30.6.26 30.6.25
Results
Net interest income
1,343
1,348
1,367
0
(2)
2,692 2,605
Recurring net fee income
1,2
453
447
440
1
3
900 837
Transaction-based income
1,3
566
627
565
(10)
0
1,193 1,067
Other revenues
1,4
36
180
(35)
(80)
216 38
Total revenues
2,399
2,601
2,336
(8)
3
5,001 4,547
Credit loss expense / (release)
76
70
114
9
(33)
147 167
Operating expenses
1,466
1,491
1,528
(2)
(4)
2,957 3,078
Business division operating profit / (loss) before tax
857
1,040
695
(18)
23
1,897 1,302
Underlying results
Total revenues as reported
2,399
2,601
2,336
(8)
3
5,001 4,547
of which: PPA effects and other integration items
5
196
223
274
(12)
(29)
419 514
of which: PPA effects recognized in net interest income
181
196
252
(8)
(28)
377 465
of which: PPA effects and other integration items recognized in transaction-based income
14
27
21
(47)
(32)
42 49
of which: loss related to an investment in an associate
(23)
(12)
of which: items related to the Swisscard transactions
128
6
128
6
64
7
Total revenues (underlying) 1
2,204
2,250
2,085
(2)
6
4,454
3,980
Credit loss expense / (release)
76
70
114
9
(33)
147
167
Operating expenses as reported
1,466
1,491
1,528
(2)
(4)
2,957 3,078
of which: integration-related expenses and PPA effects
1,8
196
222
240
(12)
(18)
419 432
of which: items related to the Swisscard transactions
180
9
Operating expenses (underlying)
1
1,270
1,269
1,288
0
(1)
2,539 2,467
of which: net expenses / (releases) for litigation, regulatory and similar matters
(3)
3
0
0 0
Business division operating profit / (loss) before tax as reported
857
1,040
695
(18)
23
1,897
1,302
Business division operating profit / (loss) before tax (underlying)
1
858
911
684
(6)
25
1,769
1,347
Performance measures and other information
Pre-tax profit growth (year-on-year,
%)
1
23.3
71.4
(10.2)
45.7
(25.5)
Cost / income ratio (%)
1
61.1
57.3
65.4
59.1
67.7
Average attributed equity (USD bn)
10
22.4
22.4
21.4
0
5
22.4
20.7
Return on attributed equity (%)
1,10
15.3
18.6
13.0
17.0
12.5
Net interest margin (bps)
1
173
174
184
174
182
Net new loans (USD bn)
1
2.8
3.0
1.4
5.9
1.1
Loans, gross (USD bn)
310.8
309.3
313.4
1
(1)
310.8
313.4
Net new deposits (USD bn)
1
1.6
4.4
1.6
6.0
(1.7)
Customer deposits (USD bn)
312.4
314.0
314.1
(1)
(1)
312.4
314.1
Credit-impaired loan portfolio as a percentage of total loan portfolio, gross (%)
1,11
1.3
1.2
1.2
1.3 1.2
Underlying performance measures
Pre-tax profit growth (year-on-year,
%)
1
25.4
37.5
(3.7)
31.3
(15.2)
Cost / income ratio (%)
1
57.6
56.4
61.8
57.0
62.0
Return on attributed equity (%)
1,10
15.3
16.3
12.8
15.8 13.0
1 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method. Each alternative performance measure (APM) that qualifies as a non-GAAP measure as defined by US Securities and Exchange Commission (SEC) regulations is designated as such in the table of APMs in the appendix to this
report. For more information about underlying results, refer to the “Group performance”
section of this report.
2 Consists of USD 453m
of net fee and
commission income (first
quarter of 2026:
USD 447m; second quarter
of 2025: USD 413m;
six-month period ended
30 June 2026: USD 900m;
six-
month period ended 30 June
2025: USD 788m) and USD 0m
of other income (first
quarter of 2026: USD 0m;
second quarter of 2025:
USD 26m; six-month period
ended 30 June 2026: USD 0m;
six-month period
ended 30 June 2025: USD 48m)
for the purposes of
the Group financial information
or the Group financial
statements, as applicable.
3 Consists of USD 343m of
net fee and commission
income (first quarter
of
2026: USD 395m; second quarter of
2025: USD 329m; six-month period ended
30 June 2026: USD 738m; six-month period
ended 30 June 2025: USD 627m), USD 223m
of other net income from
financial instruments
measured at
fair value
through profit
or loss
(first quarter
of 2026:
USD 232m; second
quarter of
2025: USD 233m;
six-month period
ended 30 June
2026: USD 455m;
six-month period
ended 30 June
2025:
USD 434m), and USD 0m of other income (first quarter
of 2026: USD 0m; second quarter of 2025: USD 3m;
six-month period ended 30 June 2026: USD 0m; six-month
period ended 30 June 2025: USD 6m) for the
purposes of the Group
financial information or the
Group financial statements,
as applicable. Income
related to certain financial
instruments not directly linked
to client activity and
measured at fair value
that was
previously presented as transaction-based
income has been presented as
other revenues from the fourth
quarter of 2025 onward. This
change has been applied prospectively.
4 Consists of USD 16m of other
net
income from financial instruments measured at fair value through profit or loss (first quarter of
2026: USD
2m; second quarter of 2025: negative USD 15m; six-month period ended 30 June 2026: USD 18m; six-month period ended 30 June 2025: negative USD 27m) and USD 20m of other income (first quarter of 2026: USD 178m; second quarter of 2025: negative USD 20m; six-month period ended 30 June 2026: USD 198m; six-
month period ended 30 June 2025: USD 64m)
for the purposes of the Group
financial information or the Group financial
statements, as applicable.
Income related to certain financial instruments
not directly linked
to client activity and measured at fair
value that was previously presented
as transaction-based income has been presented
as other revenues from the fourth quarter
of 2025 onward. This change
has been applied
prospectively. The line was renamed “Other revenues”
(previously “Other income”) in the fourth quarter of 2025.
5 Includes accretion of PPA adjustments on financial instruments and other PPA effects, as well as
temporary and incremental items directly related to the integration.
6 Represents the gain on sale of UBS’s 50% interest in Swisscard AECS GmbH (Swisscard) that has been excluded from underlying revenues. Refer
to the “Recent developments” section of the UBS
Group first quarter 2026 report, available under
“Quarterly reporting” at ubs.com/investors,
for more information about the Swisscard transactions.
7 Represents
the gain related to UBS’s share of the income recorded by
Swisscard for the sale of the Credit Suisse card portfolios to UBS.
8 Includes temporary, incremental operating expenses
directly related to the integration,
as well as amortization of intangible assets resulting from the acquisition of the Credit Suisse Group.
9 Represents the expense related to the payment to Swisscard for the sale of the Credit Suisse card portfolios to
UBS.
10 Refer to “Equity attribution” in this report for more information about the equity attribution framework.
11 Refer to the “Risk management and control” section of this report for more information about credit-impaired exposures.

UBS Group 30 June 2026 Interim Report |
UBS Group performance, business divisions and Group Items | Asset Management

Asset Management
Asset Management
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.6.26 31.3.26 30.6.25 1Q26 2Q25 30.6.26 30.6.25
Results
Net management fees
1,2
731
755
733
(3)
0
1,486 1,446
Performance fees
25
17
39
46
(35)
42 69
Net gain / (loss) from disposal (2)
Total revenues
756
772
772
(2)
(2)
1,528 1,513
Credit loss expense / (release)
0
0
0
0 0
Operating expenses
542
555
618
(2)
(12)
1,097 1,224
Business division operating profit / (loss) before tax
214
217
153
(2)
39
430 289
Underlying results
Total revenues as reported
756
772
772
(2)
(2)
1,528 1,513
Total revenues (underlying)
1
756
772
772
(2)
(2)
1,528 1,513
Credit loss expense / (release)
0
0
0
0 0
Operating expenses as reported
542
555
618
(2)
(12)
1,097 1,224
of which: integration-related expenses
1
23
35
63
(34)
(63)
58 135
Operating expenses (underlying)
1
519
520
555
0
(6)
1,039 1,088
of which: net expenses / (releases) for litigation, regulatory and similar matters
0
0
0
0 0
Business division operating profit / (loss) before tax as reported
214
217
153
(2)
39
430 289
Business division operating profit / (loss) before tax (underlying)
1
237
252
216
(6)
9
488 424
Performance measures and other information
Pre-tax profit growth (year-on-year,
%)
1
39.2
60.2
17.9
49.0 19.9
Cost / income ratio (%)
1
71.7
71.9
80.1
71.8 80.9
Average attributed equity (USD bn)
3
2.4
2.4
2.5
(2)
(3)
2.4 2.6
Return on attributed equity (%)
1,3
35.9
35.8
25.0
35.9 22.3
Gross margin on invested assets (bps)
1
14
15
16
14 17
Underlying performance measures
Pre-tax profit growth (year-on-year,
%)
1
9.4
21.0
(5.2)
15.1 3.6
Cost / income ratio (%)
1
68.7
67.4
72.0
68.0 71.9
Return on attributed equity (%)
1,3
39.8
41.6
35.2
40.7 32.7
Information by business line / asset class
Net new money (USD bn)
1
Equities
4
1.7
4.4
0.1
6.1 (1.3)
Fixed Income
4
(5.1)
6.7
(1.3)
1.6 7.6
of which: money market
(3.7)
(1.6)
1.7
(5.3) 6.9
Multi-asset & Solutions
4
10.1
1.2
(1.7)
11.3 (0.8)
Alternatives
5
(0.3)
(0.2)
0.0
(0.5)
1.7
Total net new money excluding associates
6.4
12.2
(2.9)
18.5 7.2
of which: net new money excluding money market
10.0
13.8
(4.6)
23.8 0.2
Associates
6
0.0
1.9
0.9
1.9 (2.3)
Total net new money
6.3
14.0
(2.0)
20.4 4.9
Invested assets (USD bn)
1
Equities
4
996
877
846
14
18
996 846
Fixed Income
4
452
454
440
(1)
3
452 440
of which: money market
173
176
169
(1)
3
173 169
Multi-asset & Solutions
4
404
363
304
11
33
404 304
Alternatives
5
278
275
278
1
0
278
278
Total invested assets excluding associates
2,129
1,969
1,868
8
14
2,129 1,868
of which: passive strategies
1,139
1,017
930
12
23
1,139 930
Associates
6
99
96
84
3
17
99 84
Total invested assets
2,228
2,064
1,952
8
14
2,228 1,952

UBS Group 30 June 2026 Interim Report |
UBS Group performance, business divisions and Group Items | Asset Management

Asset Management (continued)
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.6.26 31.3.26 30.6.25 1Q26 2Q25 30.6.26 30.6.25
Information by region
Invested assets (USD bn)
1
Americas
503
478
465
5
8
503 465
Asia Pacific
7
280
255
236
10
19
280 236
EMEA (excluding Switzerland)
591
525
487
13
21
591 487
Switzerland
853
806
765
6
12
853 765
Total invested assets
2,228
2,064
1,952
8
14
2,228 1,952
Information by channel
Invested assets (USD bn)
1
Third-party institutional
1,257
1,161
1,129
8
11
1,257 1,129
Third-party wholesale
239
213
179
12
33
239 179
UBS’s wealth management businesses
634
594
559
7
13
634 559
Associates
6
99
96
84
3
17
99 84
Total invested assets
2,228
2,064
1,952
8
14
2,228 1,952
1 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method. Each alternative performance measure (APM) that qualifies as a non-GAAP measure as defined by US Securities and Exchange Commission (SEC) regulations is designated as such in the table of APMs in the appendix to this
report. For more information about underlying results, refer to the “Group performance”
section of this report.
2 Net management fees include transaction fees,
fund administration revenues (including net interest
and trading income from lending activities and
foreign-exchange hedging as part of the
fund services offering), distribution fees, incremental fund-related expenses, gains or losses from seed money and co-investments, funding costs, the negative pass-through impact of third-party performance fees, and other items that
are not Asset
Management’s performance
fees. For
the second quarter
of 2026, net
management fees consist
of USD 15m of
interest expense (first
quarter of 2026:
USD 13m; second quarter
of
2025: USD 20m; six-month period ended 30 June 2026: USD 28m; six-month period ended 30 June 2025:
USD 34m), USD 701m of recurring net fee and commission income (first quarter of 2026: USD 719m; second
quarter of 2025: USD 689m; six-month period
ended 30 June 2026: USD 1,420m; six-month period
ended 30 June 2025: USD 1,350m), USD 12m of transaction
-based net fee and commission income
(first quarter
of 2026: USD 5m;
second quarter of
2025: USD 10m; six-month
period ended 30 June
2026: USD 17m; six-month
period ended 30 June
2025: USD 27m), USD 3m
of other net
income from financial
instruments
measured at fair value through profit or loss (first quarter of 2026: USD 4m; second quarter of
2025: USD 20m; six-month period ended 30 June 2026: USD 7m; six-month period ended 30 June 2025: USD 30m), and
USD 30m of other income (first quarter of 2026: USD 39m; second quarter of 2025: USD 34m; six-month period ended 30 June 2026: USD 70m; six-month period ended 30 June 2025: USD 74m) for the purposes of the Group financial information or the Group financial statements, as applicable.
3 Refer to “Equity attribution” in this report for more information about the equity attribution framework.
4 In the third quarter of
2025, certain portfolios were reclassified from Equities and
Fixed Income to Multi-asset & Solutions, as a result
of aligning Credit Suisse presentation to that of
UBS. These changes were applied prospectively.
5 From
the first quarter of
2026 all assets that
were formerly reported
under Hedge Fund Businesses
and Real Estate &
Private Markets are
reported under a new
Alternatives category.
This includes Asset
Management’s
share of the Unified Global Alternatives business, as well as the
Credit Investments Group, which was previously reported within Fixed Income. Comparative figures have been reclassified to reflect this change.
6 The
invested assets and net new money amounts reported for associates are prepared in accordance with their local regulatory requirements and practices.
7 Includes invested assets from associates.
Results: 2Q26 vs 2Q25
Profit before tax increased
by USD 61m, or 39%, to
USD 214m, reflecting lower operating
expenses, partly offset
by lower
total revenues.
Underlying profit
before tax
was USD 237m,
an increase
of 9%,
after excluding
integration-
related expenses of USD 23m.
Total revenues
Total revenues decreased by USD 16m, or 2%, to
USD 756m, mainly due to lower performance fees and
lower net
management fees. The gross margin was 14 basis points.
Net management
fees decreased
by USD 2m
to USD 731m,
mainly driven
by the
effects from
the O’Connor
business
exit, a
USD 13m loss
related to a
revaluation of
an infrastructure
fund co-investment
(compared with
revaluation
gains in
the second
quarter of
2025), and
ongoing margin
compression. These
effects were
partly offset
by the
impact
from
higher
average
levels
of
invested
assets,
primarily
from
positive
market
performance
and
positive
foreign
currency
effects.
Net
management
fees
of
USD 731m
included
USD 993m
of
fund
fee
and
commission
income from
investment management
activities, partly
offset by
related fee
and commission
expenses of
USD 280m.
›
Refer to the “Recent developments” section of the UBS Group first quarter 2026 report for more information about the sale of the O’Connor business
Performance fees decreased
by USD 14m, or
35%, to USD 25m,
mainly reflecting the
effects from the
O’Connor
business exit, partly offset by increases in the Alternatives businesses.
Operating expenses
Operating
expenses
decreased
by
USD 76m,
or
12%,
to
USD 542m
and
included
a
USD 40m
decrease
in
integration-related expenses.
Excluding integration-related
expenses of
USD 23m, underlying
operating expenses
were USD 519m,
a decrease
of 6%,
mainly due
to lower
non-personnel expenses,
and included
the effects
from
the O’Connor business exit.
Invested assets: 2Q26 vs 1Q26
Invested assets
increased by
USD 164bn to
USD 2,228bn, reflecting
positive market
performance of
USD 169bn
and net new money of USD 6bn, partly offset by negative foreign currency effects of USD 12bn.

UBS Group 30 June 2026 Interim Report |
UBS Group performance, business divisions and Group Items | Asset Management

Invested assets: 2Q26 vs 2Q25
Invested assets
increased by
USD 276bn to
USD 2,228bn, reflecting
positive market
performance of
USD 264bn
and net
new money
of USD 46bn,
partly offset
by negative
foreign currency
effects of
USD 23bn. The
fourth quarter
of 2025
and the
first quarter
of 2026
together included
a reduction
of USD 9bn,
reflecting the
effects from
the
O’Connor business exit.
›
Refer to the “Recent developments” section of the UBS Group first quarter 2026 report for more information about the sale of the O’Connor business
Results: 6M26 vs 6M25
Profit before tax
increased by USD 141m,
or 49%, to
USD 430m, reflecting lower
operating expenses and
higher
total revenues. Underlying
profit before tax
was USD 488m, an
increase of 15%,
after excluding integration-related
expenses of USD 58m.
Total revenues increased
by USD 15m, or
1%, to USD 1,528m,
due to higher
net management fees,
partly offset
by lower performance fees. The gross margin was 14 basis points.
Net management
fees increased
by USD 40m,
or 3%,
to USD 1,486m,
mainly driven
by higher
average levels
of
invested assets,
primarily from
positive market
performance and positive
foreign currency effects,
partly offset
by
the effects from the O’Connor business
exit, a USD 13m loss related to
a revaluation of an infrastructure fund co-
investment
(compared
with
revaluation
gains
in
the
first
half
of
2025)
and
ongoing
margin
compression.
Net
management
fees
of
USD 1,486m
included
USD 1,972m
of
fund
fee
and
commission
income
from
investment
management activities, partly offset by related fee and commission expenses of USD 535m.
Performance fees decreased
by USD 27m, or
39%, to USD 42m,
mainly reflecting the
effects from the
O’Connor
business exit, partly offset by increases in the Alternatives businesses.
Operating
expenses
decreased
by
USD 127m,
or
10%,
to
USD 1,097m
and
included
a
USD 77m
decrease
in
integration-related expenses.
Excluding integration-related
expenses of
USD 58m, underlying
operating expenses
were USD 1,039m, a decrease of 4%, mainly due to lower non-personnel expenses, and included the effects from the O’Connor business exit.

UBS Group 30 June 2026 Interim Report |
UBS Group performance, business divisions and Group Items | Investment Bank

Investment Bank
Investment Bank
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.6.26 31.3.26 30.6.25 1Q26 2Q25 30.6.26 30.6.25
Results
Advisory
184
238
192
(23)
(5)
422 414
Capital Markets
537
565
488
(5)
10
1,102 977
Global Banking
720
804
681
(10)
6
1,524 1,391
Execution Services
742
718
501
3
48
1,460 1,017
Derivatives & Solutions
1,328
1,687
1,115
(21)
19
3,015 2,407
Financing
936
845
670
11
40
1,781 1,334
Global Markets
3,006
3,250
2,286
(7)
32
6,257 4,758
of which: Equities
2,481
2,329
1,619
7
53
4,810 3,425
of which: Foreign Exchange, Rates and Credit
525
921
667
(43)
(21)
1,446 1,333
Total revenues
3,727
4,054
2,966
(8)
26
7,781 6,149
Credit loss expense / (release)
45
65
48
(31)
(6)
110 83
Operating expenses
2,531
2,784
2,361
(9)
7
5,315 4,788
Business division operating profit / (loss) before tax
1,150
1,205
557
(5)
106
2,355 1,279
Underlying results
Total revenues as reported
3,727
4,054
2,966
(8)
26
7,781 6,149
of which: PPA effects and other integration items
1
26
68
152
(62)
(83)
94 290
of which: PPA effects
26
68
152
(62)
(83)
94 290
of which: PPA effects recognized in the Global Banking revenue line
28
70
160
(60)
(83)
98 307
Total revenues (underlying)
2
3,701
3,986
2,815
(7)
31
7,687 5,860
Credit loss expense / (release)
45
65
48
(31)
(6)
110 83
Operating expenses as reported
2,531
2,784
2,361
(9)
7
5,315 4,788
of which: integration-related expenses
2
37
79
121
(53)
(69)
116 233
Operating expenses (underlying)
2
2,494
2,705
2,241
(8)
11
5,199 4,555
of which: net expenses / (releases) for litigation, regulatory and similar matters
0
3
9
(92)
(97)
3 29
Business division operating profit / (loss) before tax as reported
1,150
1,205
557
(5)
106
2,355 1,279
Business division operating profit / (loss) before tax (underlying)
2
1,162
1,216
526
(4)
121
2,378 1,222
Performance measures and other information
Pre-tax profit growth (year-on-year,
%)
2
106.5
67.0
16.8
84.2 23.9
Cost / income ratio (%)
2
67.9
68.7
79.6
68.3 77.9
Average attributed equity (USD bn)
3
19.8
19.5
18.3
1
8
19.7 18.0
Return on attributed equity (%)
2,3
23.2
24.7
12.2
24.0 14.2
Underlying performance measures
Pre-tax profit growth (year-on-year,
%)
2
120.8
74.6
27.7
94.5 49.7
Cost / income ratio (%)
2
67.4
67.9
79.6
67.6 77.7
Return on attributed equity (%)
2,3
23.5
24.9
11.5
24.2 13.6
1 Includes accretion of PPA adjustments on financial instruments and other PPA effects, as well as temporary and incremental items directly related to the integration.
2 Refer to “Alternative performance measures”
in the appendix to
this report for the
definition and calculation method.
Each alternative performance
measure (APM) that qualifies
as a non-GAAP measure
as defined by US
Securities and Exchange Commission
(SEC) regulations is designated as such in the table of APMs in the appendix to this report. For more information about underlying results, refer to the “Group performance” section of this report.
3 Refer to “Equity
attribution” in this report for more information about the equity attribution framework.

UBS Group 30 June 2026 Interim Report |
UBS Group performance, business divisions and Group Items | Investment Bank

Results: 2Q26 vs 2Q25
Profit before
tax increased
by USD 593m,
or 106%,
to USD 1,150m,
mainly due
to higher
total revenues,
partly
offset by
higher operating
expenses. Underlying
profit before
tax
was USD 1,162m,
an increase
of 121%,
after
excluding from total revenues USD 26m
of purchase price allocation (PPA) effects
and other integration items and
excluding from operating expenses USD 37m of integration-related expenses.
Total revenues
Total revenues
increased by
USD 761m, or
26%, to
USD 3,727m, due
to higher
revenues in
Global Markets
and
Global Banking, partly offset by a USD 126m decrease in PPA effects. Excluding USD 26m of PPA effects and other integration items, underlying total revenues were USD 3,701m, an increase of 31%.
Global Banking
Global
Banking
revenues
increased
by
USD 39m,
or
6%,
to
USD 720m
and
included
a
USD 132m
decrease
in
accretion
of
PPA
adjustments
on
financial
instruments
and
other
PPA
effects.
Excluding
PPA
effects
and
other
integration items, underlying Global Banking revenues were USD 693m, an increase of 33%.
Advisory
revenues
decreased
by
USD 8m,
or
5%,
to
USD 184m,
mainly
due
to
lower
merger
and
acquisition
transaction revenues.
Capital
Markets
revenues
increased
by
USD 49m,
or
10%,
to
USD 537m
and
included
the
aforementioned
USD 132m decrease in PPA
effects. Excluding PPA effects
and other integration items,
underlying Capital Markets
revenues increased by
USD 181m, or 55%,
mainly due to
higher Leveraged Capital
Markets, Equity Capital
Markets
and Debt Capital Markets revenues.
Global Markets
Global Markets revenues increased by USD 720m, or 32%, to
USD 3,006m, driven by higher Financing, Execution
Services and Derivatives & Solutions revenues.
Execution Services revenues increased by USD 241m, or
48%, to USD 742m, mainly driven by higher
Cash Equities
revenues, particularly in the Asia Pacific region, reflecting higher volumes.
Derivatives
&
Solutions
revenues
increased
by
USD 213m,
or
19%,
to
USD 1,328m,
mainly
driven
by
Equity
Derivatives
revenues,
due
to
higher
levels
of
client
activity,
partly
offset
by
lower
Rates
and
Foreign
Exchange
revenues.
Financing revenues
increased by
USD 266m, or
40%, to
USD 936m, mainly
in Prime
Brokerage, supported
by higher
client balances.
Equities
Global
Markets
Equities
revenues
increased
by
USD 862m,
or
53%,
to
USD 2,481m,
mainly
driven
by
higher
revenues in Equity Derivatives, Cash Equities and Prime Brokerage.
Foreign Exchange, Rates and Credit
Global
Markets
Foreign
Exchange,
Rates
and
Credit
revenues
decreased
by
USD 142m,
or
21%,
to
USD 525m,
mainly driven by a decrease in Rates and Foreign Exchange revenues.
Credit loss expense / release
Net credit
loss expenses
were USD 45m,
reflecting net
expenses on
credit-impaired positions,
which primarily
related
to a
small number
of corporate
counterparties. Net
credit loss
expenses were
USD 48m in
the second
quarter of
2025.
Operating expenses
Operating
expenses
increased
by
USD 170m,
or
7%,
to
USD 2,531m
and
included
an
USD 84m
decrease
in
integration-related expenses.
Excluding integration-related
expenses of
USD 37m, underlying
operating expenses
were USD 2,494m, an increase of 11%, mainly due to higher personnel expenses.

UBS Group 30 June 2026 Interim Report |
UBS Group performance, business divisions and Group Items | Investment Bank

Results: 6M26 vs 6M25
Profit before tax increased by USD 1,076m, or 84%, to USD 2,355m, due to higher total revenues, partly offset by higher operating expenses and net credit loss expenses. Underlying profit before tax was USD 2,378m, an increase of 95%, after excluding USD 94m of PPA effects and other
integration items and USD 116m of integration-related
expenses.
Total revenues increased by USD 1,632m, or 27%, to USD
7,781m, due to higher revenues in Global Markets and
Global Banking, partly offset by a USD 196m decrease in PPA effects. Excluding USD 94m of PPA effects and other integration items, underlying total revenues were USD 7,687m, an increase of 31%.
Global Banking revenues increased by USD 133m, or 10%, to USD 1,524m and included a
USD 209m decrease in
accretion
of
PPA
adjustments
on
financial
instruments
and
other
PPA
effects.
Excluding
PPA
effects
and
other
integration items, underlying Global Banking revenues were USD 1,426m, an increase of 32%.
Advisory
revenues
increased
by
USD 8m,
or
2%,
to
USD 422m,
mainly
due
to
higher
merger
and
acquisition
transaction revenues.
Capital
Markets
revenues
increased
by
USD 125m,
or
13%,
to
USD 1,102m
and
included
the
aforementioned
USD 209m decrease in PPA
effects. Excluding PPA effects
and other integration items,
underlying Capital Markets
revenues increased by
USD 334m, or 50%,
mainly due to
higher Equity Capital
Markets, Leveraged Capital
Markets
and Debt Capital Markets revenues.
Global
Markets
revenues
increased
by
USD 1,499m,
or
31%,
to
USD 6,257m,
driven
by
higher
Derivatives
&
Solutions, Financing and Execution Services revenues.
Execution
Services
revenues
increased
by
USD 443m,
or
44%,
to
USD 1,460m,
mainly
driven
by
higher
Cash
Equities revenues, particularly in the Asia Pacific region, reflecting higher volumes.
Derivatives
&
Solutions
revenues
increased
by
USD 608m,
or
25%,
to
USD 3,015m,
mainly
driven
by
Equity
Derivatives and Foreign Exchange revenues, due to higher levels of client activity.
Financing revenues
increased by
USD 447m, or
33%, to
USD 1,781m, mainly
in Prime
Brokerage, supported
by
higher client balances.
Equities
Global
Markets
Equities
revenues
increased
by
USD 1,385m,
or
40%,
to
USD 4,810m,
mainly
driven
by
higher
revenues in Equity Derivatives, Cash Equities and Prime Brokerage.
Foreign Exchange, Rates and Credit
Global
Markets
Foreign
Exchange,
Rates
and
Credit
revenues
increased
by
USD 113m,
or
8%,
to
USD 1,446m,
mainly driven by an increase in Foreign Exchange revenues.
Net credit loss
expenses were USD 110m,
compared with net
credit loss expenses
of USD 83m in
the first half
of
2025. Net expenses on performing positions were largely due to post-model adjustments in the corporate lending
portfolio, reflecting current macroeconomic
and geopolitical uncertainty. Net
expenses on credit-impaired positions
primarily related
to a
small number
of corporate
counterparties across
industry sectors
and included
a USD 72m
release in the first quarter of 2026 following the repayment of a corporate lending exposure.
Operating
expenses
increased
by
USD 527m,
or
11%,
to
USD 5,315m
and
included
a
USD 117m
decrease
in
integration-related expenses. Excluding integration-related expenses of USD 116m, underlying operating expenses were USD 5,199m, an increase of 14%, mainly due to higher personnel expenses.

UBS Group 30 June 2026 Interim Report |
UBS Group performance, business divisions and Group Items | Non-core and Legacy

Non-core and Legacy
Non-core and Legacy
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.6.26 31.3.26 30.6.25 1Q26 2Q25 30.6.26 30.6.25
Results
Total revenues
43
(10)
(82)
33 202
Credit loss expense / (release)
0
(74)
(2)
(74) 6
Operating expenses
246
219
170
12
45
465 838
Operating profit / (loss) before tax
(203)
(155)
(250)
31
(19)
(358) (642)
Underlying results
Total revenues as reported
43
(10)
(82)
33
202
of which: other integration items
1
(1)
1
1
0
1
Total revenues (underlying)
2
44
(11)
(83)
33 201
Credit loss expense / (release)
0
(74)
(2)
(74) 6
Operating expenses as reported
246
219
170
12
45
465
838
of which: integration-related expenses
2
150
58
252
156
(41)
208
444
Operating expenses (underlying)
2
96
160
(83)
(40)
257
395
of which: net expenses / (releases) for litigation, regulatory and similar matters
(4)
19
(435)
3
(99)
15
(428)
Operating profit / (loss) before tax as reported
(203)
(155)
(250)
31
(19)
(358) (642)
Operating profit / (loss) before tax (underlying)
2
(52)
(97)
1
(47)
(149) (199)
Performance measures and other information
Average attributed equity (USD bn)
4
2.7
3.4
5.8
(22)
(54)
3.1
6.6
Risk-weighted assets (USD bn)
27.7
28.0
32.7
(1)
(15)
27.7
32.7
Leverage ratio denominator (USD bn)
13.8
15.1
29.4
(9)
(53)
13.8 29.4
1 Includes temporary and incremental items directly related to the integration.
2
Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method. Each alternative
performance measure (APM) that qualifies as a non-GAAP measure as defined by US Securities and Exchange Commission (SEC)
regulations is designated as such in the table of APMs in
the appendix to this report.
For more information about underlying results, refer to the “Group performance” section of this report.
3
Includes a USD 427m net release of provisions and contingent liabilities related to the resolution of a legacy
Credit Suisse cross-border matter. Refer to “Note 14 Provisions and contingent liabilities” in the “Consolidated financial statements” section of the UBS Group second quarter 2025 report, available under “Quarterly reporting” at ubs.com/investors, for more information.
4 Refer to “Equity attribution” in this report for more information about the equity attribution framework.
Composition of Non-core and Legacy
Total assets RWA LRD
USD bn 30.6.26 31.3.26 30.6.26 31.3.26 30.6.26 31.3.26
Exposure category
Macro
8.0
8.7
1.4
1.6
2.6
3.3
Securitized products
1.9
2.2
1.1
1.3
2.1
2.5
High-quality liquid assets
7.6
7.6
7.6
7.6
Operational risk
24.0
24.0
Other
2.4
2.4
1.1
1.2
1.5
1.7
Total
19.9
20.9
27.7
28.0
13.8
15.1
Results: 2Q26 vs 2Q25
Loss before
tax
was USD
203m, compared
with a
loss before
tax
of USD
250m. Underlying
loss before
tax
was
USD 52m, after excluding USD 151m
of integration-related expenses and
other integration items, compared
with
an underlying profit before tax of USD 1m.
Total revenues
Total
revenues
were
USD 43m,
compared
with
total
revenues
of
negative
USD 82m,
mainly
reflecting
lower
markdowns and
lower liquidity
and funding
costs, partly
offset by
lower net
gains from
position exits
and lower
net interest income from securitized and credit products, as a result of the smaller portfolio.

UBS Group 30 June 2026 Interim Report |
UBS Group performance, business divisions and Group Items | Non-core and Legacy

Credit loss expense / release
Net credit loss expenses were USD 0m, compared with net credit loss releases of USD
2m in the second quarter of
2025.
Operating expenses
Operating
expenses
were
USD 246m,
an
increase
of
USD 76m,
or
45%,
mainly
due
to
lower
net
releases
in
provisions
for
litigation,
regulatory
and
similar
matters,
partly
offset
by
lower
premises
and
facilities
costs,
technology
costs,
and
professional
fees,
and
included
a
USD 102m
decrease
in
integration-related
expenses.
Excluding integration-related expenses of USD 150m, underlying operating expenses were USD 96m.
Risk-weighted assets and leverage ratio denominator: 2Q26 vs 1Q26
Risk-weighted assets decreased
by USD 0.3bn to
USD 27.7bn, mostly due
to decreases in
the macro and
securitized
product
portfolios.
The
leverage
ratio
denominator
decreased
by
USD 1.3bn
to
USD 13.8bn,
mainly
driven
by
reductions in the macro and securitized product portfolios.
Results: 6M26 vs 6M25
Loss before
tax
was USD
358m, compared
with a
loss before
tax
of USD
642m. Underlying
loss before
tax
was
USD 149m, after
excluding integration-related
expenses of
USD 208m, compared
with an
underlying loss
before
tax of USD 199m.
Total revenues were USD 33m, a
decrease of USD 169m, mainly reflecting lower
net gains from position exits and
lower net interest income from securitized
and credit products, as a result
of the smaller portfolio, partly offset
by
lower liquidity and funding costs. Total revenues in the first half of 2025 included a gain of USD 97m from
the sale
of Select Portfolio Servicing, the US mortgage servicing business of Credit Suisse.
Net credit
loss releases
were USD 74m,
predominantly driven
by an
USD 85m release
in the
first quarter
of 2026
following the repayment of a corporate lending exposure.
Net credit loss expenses were USD 6m in the
first half of
2025.
Operating
expenses
were
USD 465m,
a
decrease
of
USD 373m,
or
45%,
mainly
reflecting
lower
premises
and
facilities costs, technology costs, professional fees, and personnel expenses, and included a USD 236m decrease in integration-related expenses, partly offset
by the first
half of 2025
including USD 428m of
net releases in provisions
for
litigation,
regulatory
and
similar
matters.
Excluding
integration-related
expenses
of
USD 208m,
underlying
operating expenses were USD 257m, a decrease of 35%.

UBS Group 30 June 2026 Interim Report |
UBS Group performance, business divisions and Group Items | Group Items

Group Items
Group Items
For the quarter ended % change from Year-to-date
USD m 30.6.26 31.3.26 30.6.25 1Q26 2Q25 30.6.26 30.6.25
Results
Total revenues
(338)
(279)
(180)
21
87
(617) (465)
Credit loss expense / (release)
1
0
0
1 (1)
Operating expenses
(31)
(21)
(13)
45
131
(52) 2
Operating profit / (loss) before tax
(307)
(258)
(167)
19
84
(565)
(465)
Underlying results
Total revenues as reported
(338)
(279)
(180)
21
87
(617) (465)
of which: PPA effects and other integration items
1
17
55
17
(68)
1
72 47
Total revenues (underlying)
2
(355)
(334)
(198)
6
80
(689) (512)
Credit loss expense / (release)
1
0
0
1 (1)
Operating expenses as reported
(31)
(21)
(13)
45
131
(52) 2
of which: integration-related expenses
2
11
48
(4)
(78)
59 (1)
Operating expenses (underlying)
2
(42)
(69)
(10)
(40)
322
(111) 2
of which: net expenses / (releases) for litigation, regulatory and similar matters
1
1
1
25
1
2 73
Operating profit / (loss) before tax as reported
(307)
(258)
(167)
19
84
(565) (465)
Operating profit / (loss) before tax (underlying)
2
(314)
(265)
(188)
19
67
(579) (513)
1
Includes accretion of PPA adjustments on financial instruments and other PPA effects, as well as temporary and incremental items directly related to the integration.
2 Refer to “Alternative performance measures”
in the appendix to
this report for the
definition and calculation method.
Each alternative performance measure
(APM) that qualifies as
a non-GAAP measure as
defined by US Securities
and Exchange Commission
(SEC) regulations is designated as such in the table of APMs in the appendix to this report. For more information about underlying results, refer to the “Group performance” section of this report.
Results: 2Q26 vs 2Q25
Loss
before
tax
was
USD 307m,
mainly
driven
by
mark-to-market
losses
from
Group
hedging
and
own
debt,
including hedge
accounting ineffectiveness,
and deferred
tax asset
(DTA) funding
costs, compared
with a
loss of
USD 167m in
the second quarter
of 2025.
The change
in the
result between the
quarters was
mainly due to
the
increase in the aforementioned mark-to-market losses.
Underlying loss before tax was
USD 314m, after excluding from total
revenues USD 17m of PPA effects
and other
integration
items
and
also
excluding
from
operating
expenses
USD 11m
of
integration-related
expenses.
This
compared with an underlying loss before tax of USD 188m in the second quarter of 2025.
Income
from
Group
hedging
and
own
debt,
including
hedge
accounting
ineffectiveness,
was
net
negative
USD 175m, compared with net income of
USD 8m in the second quarter of
2025. The losses in the second
quarter
of 2026 were mainly
driven by portfolio-level economic
hedges on interest rate,
equity and credit risks,
as well as
by mark-to-market effects on own credit.
Results: 6M26 vs 6M25
Loss
before
tax
was
USD 565m,
mainly
driven
by
mark-to-market
losses
from
Group
hedging
and
own
debt,
including
hedge
accounting
ineffectiveness,
DTA
funding
costs,
and
net
expenses
for
litigation,
regulatory
and
similar matters. The
USD 100m increase in
loss before tax
between the periods
was largely due
to the increase
in
the aforementioned mark-to-market losses, partly offset
by lower net expenses for litigation,
regulatory and similar
matters.
Underlying loss before tax was
USD 579m, after excluding from total
revenues USD 72m of PPA effects
and other
integration
items
and
also
excluding
from
operating
expenses
USD 59m
of
integration-related
expenses.
This
compared with an underlying loss before tax of USD 513m in the first half of 2025.
Income
from
Group
hedging
and
own
debt,
including
hedge
accounting
ineffectiveness,
was
net
negative
USD 333m, compared
with net
negative income
of USD
110m. The
losses in
the first
half of
2026 were
mainly
driven by
portfolio-level economic
hedges on
interest rate,
equity and
credit risks,
as well
as by
mark-to-market
effects on own credit.

UBS Group 30 June 2026 Interim Report |
Risk, capital, liquidity and funding, and balance sheet

Risk, capital, liquidity and
funding, and balance sheet
Management report
Table of contents
36
Risk management and control
36
Credit risk
37
Market risk
38
Country risk
39
Non-financial risk
40
Capital management
42
Total loss-absorbing capacity
45
Risk-weighted assets
47
Leverage ratio denominator
48
Equity attribution
49
Liquidity and funding management
49
Strategy, objectives and governance
49
Liquidity coverage ratio
49
Net stable funding ratio
50
Balance sheet and off-balance sheet
50
Balance sheet assets
51
Balance sheet liabilities
51
Equity
53
Off-balance sheet
53
Share information and earnings per share

UBS Group 30 June 2026 Interim Report |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Risk management and control
This
section
provides
information
about
key
developments
during
the
reporting
period
and
should
be
read
in
conjunction with
the “Risk
management and
control” section
of the
UBS Group
Annual Report
2025, available
under “Annual
reporting” at
ubs.com/investors
, and
the “Recent
developments” section
of this
report for
more
information about the integration of Credit Suisse.
Credit risk
Overall banking products exposure
Overall banking
products exposure
was USD 1,105.0bn
as of
30 June 2026,
a decrease
of USD 0.8bn
compared
with 31 March 2026.
The decrease was
mainly due to
lower balances at
central banks, largely
offset by higher
loans
and advances to customers and irrevocable loan commitments.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about movements in balance sheet and off-balance sheet positions
›
Refer to the “Group performance” section and “Note 8 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information about credit loss expense / release
Banking products exposure in the business divisions and Group Items
30.6.26
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core
and Legacy
Group
Items Total
Banking products exposure, gross
1,2
494,228
459,581
1,989
120,933
6,113
22,108
1,104,952
of which: loans and advances to customers (on-balance sheet)
329,818
310,831
8
22,497
349
1,909
665,412
of which: guarantees and irrevocable loan commitments (off-balance sheet)
24,280
49,070
2
35,830
458
21,366
131,006
Committed unconditionally revocable credit lines
3
8,516
45,552
0
352
0
117
54,536
Total credit-impaired exposure, gross
1
2,162
4,253
0
754
520
0
7,689
of which: stage 3
2,087
3,865
0
738
135
0
6,826
of which: PCI
75
388
0
16
384
0
863
Total allowances and provisions for expected credit losses
325
1,993
1
522
338
10
3,189
of which: stage 1
100
329
0
151
0
10
589
of which: stage 2
47
271
1
136
0
0
456
of which: stage 3
178
1,392
1
232
62
0
1,864
of which: PCI
1
1
0
3
276
0
280
31.3.26
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core
and Legacy
Group
Items Total
Banking products exposure, gross
1,2
485,964
460,315
2,094
127,580
6,474
23,278
1,105,706
of which: loans and advances to customers (on-balance sheet)
326,260
309,272
8
22,611
425
1,905
660,482
of which: guarantees and irrevocable loan commitments (off-balance sheet)
20,707
48,194
2
34,827
605
22,142
126,477
Committed unconditionally revocable credit lines
3
19,366
45,559
0
288
0
112
65,325
Total credit-impaired exposure, gross
1
2,108
4,049
0
631
437
0
7,226
of which: stage 3
2,036
3,643
0
581
79
0
6,340
of which: PCI
72
406
0
50
358
0
886
Total allowances and provisions for expected credit losses
317
1,983
1
488
315
9
3,113
of which: stage 1
104
336
0
137
0
9
587
of which: stage 2
47
267
1
162
0
0
477
of which: stage 3
155
1,378
0
187
64
0
1,784
of which: PCI
10
2
0
2
250
0
265
1 IFRS 9 gross exposure
for banking products includes
the following financial instruments
in scope of expected
credit loss requirements: balances
at central banks,
amounts due from banks,
loans and advances to
customers, other
financial assets at
amortized cost, guarantees
and irrevocable loan
commitments.
2 Internal management
view of credit
risk, which differs
in certain respects
from IFRS Accounting
Standards.
3 Commitments that can be canceled by UBS at any time but expose UBS to credit risk if the client has the ability to draw the facility before
UBS can take action. These commitments are subject to expected credit loss requirements.
Loan underwriting
In the
Investment Bank,
mandated loan
underwriting commitments
on a
notional basis
decreased by
USD 0.7bn
compared with 31 March
2026, to USD 8.0bn
as of 30 June
2026, driven by
deal syndications and
cancellations,
partly
offset
by
new
mandated
deals.
As
of
30 June
2026,
USD 1.0bn
of
these
commitments
had
not
been
distributed as originally planned.
Loan underwriting exposures in
the Investment Bank are
classified as held for
trading, with fair values
reflecting the
market conditions at
the end of
the quarter. Credit
hedges are in
place to help
protect against fair
value movements
in the portfolio.

UBS Group 30 June 2026 Interim Report |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Collateralization of Loans and advances to customers
1
Global Wealth Management Personal & Corporate Banking
USD m, except where indicated 30.6.26 31.12.25
2
30.6.26 31.12.25
2
Secured by collateral
324,351
317,041
278,708
277,635
Residential real estate
103,369
106,816
223,674
222,369
Commercial / industrial real estate
8,394
9,535
39,060
39,755
Cash
35,387
31,220
4,167
4,428
Equity and debt instruments
148,419
141,203
3,008
3,234
Other collateral
3
28,782
28,267
8,799
7,849
Subject to guarantees
289
268
5,257
5,449
Uncollateralized and not subject to guarantees
5,179
5,132
26,866
27,123
Total loans and advances to customers, gross
329,818
322,441
310,831
310,207
Allowances
(260)
(235)
(1,714)
(1,702)
Total loans and advances to customers, net of allowances
329,558
322,206
309,117
308,505
Collateralized loans and advances to customers as a percentage of total loans and advances to customers, gross (%)
98.3
98.3
89.7
89.5
1 Collateral arrangements generally incorporate a range of collateral, including cash, equity and debt instruments, real estate, and other collateral. For the purpose of this disclosure, UBS applies a risk-based approach that generally prioritizes collateral according to its liquidity profile. In the case of loan facilities with funded and unfunded elements the collateral is first allocated to the funded element.
2 For collateral arrangements
on the legacy Credit Suisse infrastructure,
a risk-based approach was applied
that generally prioritizes real estate collateral
and prioritizes other collateral according to
its liquidity profile. In the
case of loan facilities
with funded and unfunded elements the collateral was proportionately allocated.
3 Includes but is not limited to life insurance contracts, rights in respect of subscription or capital commitments from fund partners,
inventory, gold and other commodities.
Market risk
Average management value-at-risk (VaR) (1-day, 95% confidence level) in the second quarter of 2026 increased to
USD 21m from USD 12m in the first quarter of 2026, mainly driven by hedging activities in Group Treasury and, to a lesser extent, by a VaR model change during the quarter.
Management value-at-risk (1-day, 95% confidence level, 5 years of historical data) of the business divisions and
Group Items, by general market risk type
1
Average by risk type
USD m Min. Max. Period end Average Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Global Wealth Management
1
2
2
2
0
2
2
0
0
Personal & Corporate Banking
0
0
0
0
0
0
0
0
0
Asset Management
0
0
0
0
0
0
0
0
0
Investment Bank
7
17
14
12
4
16
8
6
1
Non-core and Legacy
1
2
1
2
1
1
0
0
0
Group Items
16
27
24
22
6
3
16
1
0
Diversification effect
2,3
(18)
(17)
(5)
(5)
(8)
(2)
0
Total for the quarter ended 30.6.26
14
28
24
21
6
16
17
6
1
Total for the quarter ended 31.3.26
7
20
11
12
4
14
8
11
6
1 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and, likewise, the VaR for each business division or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business division or risk type, may well be driven by different days in the historical time series, rendering invalid the simple summation of figures to arrive at the aggregate total.
2 The difference between the sum of the standalone VaR
for the business divisions and Group Items and the total VaR.
3 As the
minima and maxima for different business divisions and Group Items occur on different days, it is not meaningful to calculate a portfolio diversification effect.
Economic value of equity and net interest income sensitivity
The economic value
of equity (EVE)
sensitivity in the UBS
Group banking book to
a +1-basis-point parallel
shift in
yield
curves
was
negative
USD 46.0m as
of
30 June
2026, compared
with
negative
USD 49.4m
as
of
31 March
2026. This
excluded the
sensitivity of
USD 10.2m from
additional tier 1
(AT1) capital
instruments (as
per specific
Swiss
Financial
Market
Supervisory
Authority
(FINMA)
requirements)
in
contrast
to
general
Basel
Committee
on
Banking Supervision
(BCBS) guidance.
The decrease of
the EVE
sensitivity (as
per FINMA
requirements) in
the second
quarter of 2026
was predominantly driven
by adjustments to
the net interest
income stabilization initiatives
in Swiss
francs to preserve
earnings in light
of market developments
over the quarter
and interest rate
hedging related to
an expected decrease in the modeled US mortgage prepayment frequency.
The majority
of our
interest rate
risk in
the banking
book (IRRBB)
as of
30 June 2026
was a
reflection of
the net
asset
duration
that
we
ran
to
offset
our
modeled
sensitivity
of
net
USD 33.3m
(31 March
2026:
USD 33.2m)
assigned
to
our
equity,
goodwill
and
real
estate,
with
the
aim
of
generating
a
stable
net
interest
income
contribution. Of this, USD 19.6m and USD 11.8m were
attributable to the US dollar and the
Swiss franc portfolios,
respectively, (31 March 2026: USD 19.6m and USD 11.7m, respectively).
In addition to
the aforementioned sensitivity,
we calculate the
six interest rate
shock scenarios prescribed
by FINMA.
The “Parallel up” scenario,
assuming all positions were measured
at fair value, was the
most severe as of 30 June
2026 and would have resulted in a
change in EVE of negative USD 8.6bn, or
9.0% of our tier 1 capital (31 March
2026: negative USD 9.1bn,
or 9.4%), which
is well below
the 15% threshold
as per the
BCBS supervisory outlier
test for high levels of IRRBB.

UBS Group 30 June 2026 Interim Report |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

The
immediate effect
on our
tier 1 capital
in the
“Parallel
up” scenario
as
of 30 June
2026 would
have
been a
decrease
of
approximately
USD 1.1bn,
or
1.1%,
in
our
tier 1
capital
(31 March
2026:
USD 1.0bn,
or
1.0%),
reflecting the fact that the vast majority of our banking book is accrual accounted or subject to hedge accounting.
The “Parallel up” scenario would subsequently
have a positive effect on net
interest income, assuming a constant
balance sheet.
As the overall interest rate risk sensitivity shows a greater impact from slower asset repricing compared with faster liabilities
repricing,
the
“Parallel
down“
scenario
was
the
most
beneficial
as
of
30 June
2026
and
would
have
resulted
in
a
change
in
EVE
of
positive
USD 8.6bn
(31 March
2026:
positive
USD 9.4bn)
and
a
small
positive
immediate effect on our tier 1 capital.
›
Refer to “Interest rate risk in the banking book” in the “Risk management and control”
section of the UBS Group
Annual Report 2025, available under “Annual reporting” at ubs.com/investors , for more information about the management of interest rate risk in the banking book
›
Refer to “Sensitivity to interest rate movements” in the “Group performance” section of this report for more information about the effects of increases in interest rates on the net interest income of our banking book
Interest rate risk – banking book
30.6.26
USD m Effect on EVE
1
– FINMA
Effect on EVE
1
– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1
capital instruments Total
+1 bp
(11.2)
(1.8)
(0.2)
(31.5)
(1.2)
(46.0)
10.2
(35.7)
Parallel up
2
(1,575.8)
(338.6)
(58.0)
(6,327.0)
(292.7)
(8,592.2)
1,942.7
(6,649.5)
Parallel down
2
1,780.6
376.8
57.4
6,115.2
311.4
8,641.3
(2,300.4)
6,340.9
Steepener
3
(803.2)
(36.1)
(0.2)
(1,575.8)
(45.5)
(2,460.9)
479.9
(1,981.0)
Flattener
4
497.8
(19.2)
(9.8)
132.7
(19.5)
582.0
(38.7)
543.3
Short-term up
5
(145.4)
(121.0)
(26.4)
(2,405.4)
(134.4)
(2,832.7)
803.9
(2,028.8)
Short-term down
6
153.6
114.7
27.7
2,507.5
131.4
2,934.9
(838.4)
2,096.5
31.3.26
USD m Effect on EVE
1
– FINMA
Effect on EVE
1
– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1
capital instruments Total
+1 bp
(13.8)
(2.0)
(0.2)
(32.0)
(1.4)
(49.4)
9.8
(39.6)
Parallel up
2
(1,945.1)
(375.4)
(53.9)
(6,413.9)
(335.0)
(9,123.2)
1,858.9
(7,264.3)
Parallel down
2
2,190.5
422.2
60.5
6,290.0
401.7
9,365.0
(2,210.3)
7,154.7
Steepener
3
(917.3)
(36.6)
(6.4)
(1,743.5)
(33.2)
(2,737.0)
466.7
(2,270.3)
Flattener
4
543.7
(24.9)
(3.3)
274.2
(40.9)
748.8
(46.3)
702.4
Short-term up
5
(237.7)
(138.0)
(20.2)
(2,323.1)
(170.7)
(2,889.8)
762.2
(2,127.6)
Short-term down
6
246.3
140.8
21.4
2,409.6
176.9
2,994.9
(794.5)
2,200.4
1 Economic value
of equity.
2 Rates across all
tenors move by
±150 bps for
Swiss franc, ±200
bps for euro and
US dollar,
and ±250 bps for
pound sterling.
3 Short-term rates
decrease and long-term
rates
increase.
4 Short-term rates increase and long-term rates decrease.
5 Short-term rates increase more than long-term rates.
6 Short-term rates decrease more than long-term rates.
Country risk
We remain watchful of a broad
range of geopolitical developments and political
changes in a number of
countries,
including the conflicts in the Middle East, intensifying rivalries among major powers, the re-emergence of regional spheres of influence, and continued stress on multi-lateral economic and security institutions.
As of 30 June 2026,
our
direct
exposure
to
Israel
was
less
than
USD 0.5bn,
and
our
direct
exposure
to
Gulf
Cooperation
Council
countries was less than USD 5bn, while our direct exposure to
Egypt and Jordan was limited, and we had no direct
exposure to Iran, Iraq,
Lebanon or Syria.
Our direct exposure
to Russia as
of 30 June 2026
was less than USD
0.5bn,
and
our
direct
exposure
to
Belarus
and
Ukraine
remained
immaterial.
As
of
30 June
2026,
our
exposure
to
emerging-market countries was less than 10% of our total country exposure and mainly to countries in Asia.
Uncertainty about economic policy
remained elevated. In the
second quarter of 2026,
concerns about inflation and
economic growth increased
amid persistent trade
tensions and heightened
geopolitical uncertainty, particularly
due
to
the
impact
of
the
conflicts
in
the
Middle
East
on
energy
prices.
Chinese
economic
growth
continued
to
be
subdued in the second quarter of 2026, after
a slowdown in the previous quarter, and concerns
remain regarding
the property sector, strains on local government finances and the outcome of trade negotiations with the US.
›
Refer to the “Risk management and control” section of the UBS Group Annual Report 2025, available under
“Annual reporting” at ubs.com/investors , for more information

UBS Group 30 June 2026 Interim Report |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Non-financial risk
Compliance risk
We are committed
to achieving fair
outcomes for our
clients, upholding market
integrity and cultivating
the highest
standards of
employee conduct.
To support
these objectives,
we maintain
a Group-wide
conduct risk
framework
designed to promote consistent standards and foster a strong culture of accountability.
We
continue
to
emphasize
areas
such
as
investment
suitability,
market
conduct,
product
governance,
cross-
divisional service offerings, quality of advice and price transparency.
These remain key focus areas for UBS and the
wider
financial
sector.
Cross-border
risk
continues
to
be
an
area
of
regulatory
attention
for
global
financial
institutions, including
a focus
on market
access, such
as third-country
market access
to the
European Economic
Area. We maintain a series of controls designed to address these risks.
Regulatory fragmentation, particularly that related to environmental, social and governance topics, and the risk of
greenwashing also remain areas of focus.
Financial crime risk
Financial crime, including money laundering,
terrorist financing, sanctions violations, fraud,
bribery and corruption,
presents a major risk, as
technological innovation and geopolitical developments
increase the complexity of doing
business and heightened regulatory attention continues.
An
effective
financial
crime
prevention
framework
therefore
remains
essential.
We
continue
to
focus
on
enhancements to
our global
anti-money-laundering, know-your-client
and sanctions
frameworks and
have made
significant
investments
to
strengthen
such
frameworks.
Money
laundering
and
financial
fraud
techniques
are
becoming
increasingly
sophisticated,
and
heightened
geopolitical
volatility
makes
the
sanctions
landscape
more
complex. We
continue to
take into
consideration the
risks of
illicit finance
proceeds and
sanctions circumvention
typologies
stemming
from
geopolitical
developments,
political
changes
in
several
countries
and
evolving
armed
conflicts.
Operational risk
With the completion of the global migration of former Credit Suisse client accounts to UBS infrastructure in March
2026, we
entered the
final phase
of the
integration, focusing
on application
and data
center decommissioning.
These activities are
expected to further
reduce operational complexity
and support
a resilient and
efficient operating
environment over the longer term.
Cyber-related operational
disruption and
advanced
artificial
intelligence (AI)-enabled
cyber techniques
(including
those
emerging
from
frontier
AI
models)
continue
to
be
elevated
risks
to
our
business
activities
and
to
services
provided by critically important
third parties, reflecting
a dynamic and
sophisticated threat environment. We
remain
on
heightened
alert
and
continue
to
enhance
our
technology
infrastructure,
security
governance,
monitoring,
detection,
response
and
recovery
capabilities.
This
includes
assessing
critically
important
third-party
service
providers.
The increasing use
of data-driven processes
and AI, including
generative AI and
machine learning, continues
to give
rise to operational risk considerations related to data life-cycle management, data quality, model governance, data ethics, privacy, security and records management. Our AI framework and policy, supported by risk appetite metrics and controls, are designed to mitigate identified risks.

UBS Group 30 June 2026 Interim Report |
Risk, capital, liquidity and funding, and balance sheet | Capital management

Capital management
The
disclosures
in
this
section
are
provided
for
UBS Group AG
on
a
consolidated
basis
and
focus
on
key
developments during
the reporting
period and
information in
accordance with
the Basel III
framework, as
applicable
to Swiss
systemically relevant
banks (SRBs).
They should
be read
in conjunction
with the
“Capital management”
section of
the UBS
Group Annual
Report 2025,
available under
“Annual reporting”
at
ubs.com/investors , which
provides more information about
our capital management objectives,
planning and activities, as
well as the Swiss
SRB total loss-absorbing capacity (TLAC) framework.
In Switzerland, the
amendments to the
Capital Adequacy Ordinance
(the CAO) that
incorporate the final
Basel III
standards into
Swiss law,
including the
new ordinances
containing the
implementing provisions
for the
revised CAO,
entered into force on 1 January 2025.
UBS Group AG is a
holding company conducting
substantially all of
its operations through
UBS AG and subsidiaries
thereof.
UBS Group AG
and
UBS AG
contribute
a
significant
portion
of
their
respective
capital
to,
and
provide
substantial liquidity to, such
subsidiaries. Many of these
subsidiaries are subject to
regulations requiring compliance
with minimum capital, liquidity and similar requirements.
›
Refer to the 30 June 2026 Pillar 3 Report, which will be available as of 14 August 2026 under “Pillar 3 disclosures” at
ubs.com/investors , for more information about additional regulatory disclosures for UBS Group AG on a consolidated basis, as well as the significant regulated subsidiaries and sub-groups of UBS Group AG
›
Refer to the
UBS AG 30 June
2026 Interim
Report,
which will
be available
as of 31 July
2026
under “Quarterly
reporting” at ubs.com/investors
, for more information
about capital
and other regulatory
information
for UBS AG
consolidated,
in accordance
with the Basel
III framework,
as applicable
to Swiss SRBs
We
are
subject
to
the
going
and
gone
concern
requirements
of
the
Swiss
CAO,
which
include
additional
requirements applicable to Swiss SRBs. The table below provides the risk-weighted asset (RWA)- and leverage ratio denominator (LRD)-based requirements and information as of 30 June 2026.

UBS Group 30 June 2026 Interim Report |
Risk, capital, liquidity and funding, and balance sheet | Capital management

Swiss SRB going and gone concern requirements and information
As of 30.6.26 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital
15.20
1
76,572
5.08
1
83,725
Common equity tier 1 capital
10.83
2
54,556
3.58
3
58,979
of which: minimum capital
4.50
22,677
1.50
24,746
of which: buffer capital
5.72
28,804
2.08
34,232
of which: countercyclical buffer
0.45
2,249
Maximum additional tier 1 capital
4.37
2
22,017
1.50
24,746
of which: additional tier 1 capital
3.50
17,637
1.50
24,746
of which: additional tier 1 buffer capital
0.80
4,031
Eligible going concern capital
Total going concern capital
19.05
95,977
5.82
95,977
Common equity tier 1 capital
14.38
72,464
4.39
72,464
Total loss-absorbing additional tier 1 capital
4.67
4
23,513
1.43
23,513
of which: high-trigger loss-absorbing additional tier 1 capital
4.67
23,513
1.43
23,513
Required gone concern capital
Total gone concern loss-absorbing capacity
5,6,7
10.89
8
54,862
3.81
8
62,794
of which: base requirement including add-ons for market share and LRD
10.89
54,862
3.81
62,794
Eligible gone concern capital
Total gone concern loss-absorbing capacity
9
19.38
97,654
5.92
97,654
TLAC-eligible senior unsecured debt
19.38
97,651
5.92
97,651
Total loss-absorbing capacity
Required total loss-absorbing capacity
26.08
131,435
8.88
146,518
Eligible total loss-absorbing capacity
38.42
193,631
11.74
193,631
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets
503,923
Leverage ratio denominator
1,649,751
1 Includes applicable add-ons of 1.89% for risk-weighted assets (RWA) and 0.58% for leverage ratio denominator (LRD). For the RWA-based requirement, the add-on includes 0.86% for market share, 0.79% for LRD and 0.23% reflecting a Pillar 2 capital add-on for the residual exposure (after collateral mitigation) to hedge funds, private equity and family offices, effective
1 January 2025. For the LRD-based requirement, the add-
on includes 0.30% for market share and 0.28% for LRD.
2 Includes the Pillar 2 add-on for the residual exposure (after collateral mitigation) to hedge funds, private equity and family offices of 0.16% for CET1 capital
and 0.07% for AT1 capital,
effective 1 January 2025. For
AT1 capital under Pillar 1
requirements a maximum of
4.3% of AT1 capital can be
used to meet going
concern requirements; 4.37% includes the
aforementioned
Pillar 2 capital add-on.
3 Our CET1 leverage ratio requirement of 3.58% consists of a 1.5% base requirement, a 1.5% base buffer capital requirement, a 0.28% LRD add-on requirement and a 0.30% market share add-on requirement based on our Swiss credit business.
4 UBS meets its minimum going concern capital
requirements with CET1 capital and AT1
capital. As UBS exceeds its minimum going concern
requirements,
the actual available and eligible AT1 capital is above the AT1 capital used to meet the minimum requirements (which is capped at 4.37% as explained in footnote 2 above).
5 A maximum of 25% of the gone concern
requirements can be met
with instruments that have
a remaining maturity of
between one and two
years. Once at
least 75% of the
minimum gone concern requirement
has been met with
instruments that have a
remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.
6 Systemically important
banks (SIBs) are subject to
base gone concern capital
requirements equivalent to 75%
of the total going concern
requirements (excluding countercyclical
buffer requirements and the Pillar
2 add-on).
7 The Swiss
Financial Market Supervisory
Authority (FINMA) has the
authority to impose a
surcharge of up to
25% of the total
going concern
capital requirements (excluding countercyclical
buffer requirements and the
Pillar 2
add-on) should obstacles to an SIB’s resolvability be identified in future resolvability assessments.
8 Includes applicable add-ons of 1.24% for RWA and 0.43% for LRD.
9 Includes an add-back of 45% of unrealized
gains from financial assets measured at fair value through other comprehensive income. Such gains do not qualify as CET1 capital, but 45% of these gains can be recognized as gone concern capital.
Additional capital requirements for UBS Group AG consolidated under current requirements
As a result
of the acquisition
of the Credit
Suisse Group in
2023, the capital
add-ons applicable to
UBS’s SRBs based
on market
share and
LRD for
UBS Group AG
consolidated have
increased commensurate
with the
Group’s increased
market share
and higher
LRD after
the acquisition.
Based on
the existing
regulations, we
currently estimate
that
this will add
around USD 6bn to
the Group’s tier 1
capital requirement over
the phase-in period,
which commenced
on 1 January 2026 and will be completed
by 1 January 2030. Phase-in requirements are composed
of the existing
add-ons
and
the
phased-in
increases,
resulting
in
phase-in
add-ons
as
of
1 January
2026
for
RWA-based
requirements
of
0.86%
for
increased
market
share
(1.44%
on
a
fully
applied
basis)
and
0.79%
for
higher
LRD
(1.08% on
a fully
applied basis)
and add-ons
for LRD-based
requirements of
0.30% for
increased market
share
(0.50% on a
fully applied basis)
and 0.28% for higher
LRD (0.38% on
a fully applied
basis). As of
30 June 2026,
the phased-in increases
in add-ons resulted
in increases of
USD 1.1bn and USD 1.2bn
in the Group’s
tier 1 RWA-
and LRD-based capital requirements, respectively.

UBS Group 30 June 2026 Interim Report |
Risk, capital, liquidity and funding, and balance sheet | Capital management

Total loss-absorbing capacity
The table below provides Swiss
SRB going and gone concern
information based on the Swiss
SRB framework and
requirements
that
are
discussed
in
the
“Capital
management”
section
of
the
UBS
Group
Annual
Report
2025,
available under “Annual reporting” at ubs.com/investors
.
Swiss SRB going and gone concern information
USD m, except where indicated 30.6.26 31.3.26 31.12.25
Eligible going concern capital
Total going concern capital
95,977
96,963
91,176
Total tier 1 capital
95,977
96,963
91,176
Common equity tier 1 capital
72,464
73,313
71,262
Total loss-absorbing additional tier 1 capital
23,513
23,649
19,914
of which: high-trigger loss-absorbing additional tier 1 capital
23,513
23,649
19,914
Eligible gone concern capital
Total gone concern loss-absorbing capacity
1
97,654
100,593
96,130
TLAC-eligible senior unsecured debt
97,651
100,583
96,105
Total loss-absorbing capacity
Total loss-absorbing capacity
193,631
197,556
187,307
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets
503,923
500,355
493,397
Leverage ratio denominator
1,649,751
1,653,460
1,622,438
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio
19.0
19.4
18.5
of which: common equity tier 1 capital ratio
14.4
14.7
14.4
Gone concern loss-absorbing capacity ratio
19.4
20.1
19.5
Total loss-absorbing capacity ratio
38.4
39.5
38.0
Leverage ratios (%)
Going concern leverage ratio
5.8
5.9
5.6
of which: common equity tier 1 leverage ratio
4.4
4.4
4.4
Gone concern leverage ratio
5.9
6.1
5.9
Total loss-absorbing capacity leverage ratio
11.7
11.9
11.5
1 Includes an
add-back of
45% of unrealized
gains from
financial assets
measured at
fair value
through other
comprehensive income.
Such gains
do not
qualify as CET1
capital, but
45% of these
gains can
be
recognized as gone concern capital.
Total loss-absorbing capacity and movement
Our TLAC decreased by USD 3.9bn to USD 193.6bn in the second quarter of 2026.
Going concern capital and movement
Our
going
concern
capital
decreased
by
USD 1.0bn
to
USD 96.0bn.
Our
common
equity
tier 1
(CET1)
capital
decreased by USD 0.8bn to USD 72.5bn, mainly as operating profit before tax of USD 3.6bn was more than offset by the recognition of a new
USD 3.0bn capital reserve for expected future share
repurchases, dividend accruals of
USD 0.9bn,
current
tax
expenses
of
USD 0.5bn
and
negative
foreign
currency
translation
effects
of
USD 0.3bn.
Share repurchases
of USD 1.9bn made
under our 2026
share repurchase
program in the
second quarter of
2026
did
not
affect
our
CET1
capital
position,
as
there
was
an
identical
reduction
in
the
existing
capital
reserve
for
expected future share repurchases.
›
Refer to the “Share information and earnings per share” section of this report for more information about our share repurchase programs
Our loss-absorbing
additional tier 1
(AT1) capital
decreased by
USD 0.1bn to
USD 23.5bn, reflecting
the redemption
of
USD 1.5bn
of
AT1
capital
instruments
and
negative
impacts
from
interest
rate
risk
hedge,
foreign
currency
translation and
other effects,
largely offset
by the
issuance of
new AT1
capital instruments
equivalent to
USD 1.5bn.
Following the approval of a maximum amount
of conversion capital by UBS Group AG’s
shareholders at the 2024
Annual
General
Meeting,
AT1
capital
instruments
issued
from
the
beginning
of
the
fourth
quarter
of
2023
(excluding Deferred Contingent
Capital Plan awards)
are, upon the
occurrence of a
trigger event or
a viability event,
subject to conversion into UBS Group AG ordinary shares
rather than a write-down. AT1 capital instruments issued
prior to the fourth quarter of 2023 remain subject to a write-down.

UBS Group 30 June 2026 Interim Report |
Risk, capital, liquidity and funding, and balance sheet | Capital management

Gone concern loss-absorbing capacity and movement
Our
total
gone
concern
loss-absorbing
capacity
decreased
by
USD 2.9bn
to
USD 97.7bn
and
largely
reflected
USD 97.7bn of TLAC-eligible senior unsecured debt
instruments. This decrease was mainly due
to the redemption
of TLAC-eligible senior unsecured debt instruments for the equivalent of USD 2.9bn.
›
Refer to “Bondholder information” at
ubs.com/investors
for more information about the eligibility of capital and
senior unsecured debt instruments and about key features and terms and conditions of capital instruments
Loss-absorbing capacity and leverage ratios
Our
CET1
capital
ratio
decreased
to
14.4%
from
14.7%,
reflecting
the
aforementioned
USD 0.8bn
decrease
in
CET1 capital and a USD 3.6bn increase in RWA.
›
Refer to “Risk-weighted assets” in this section for more information about RWA movements
Our
CET1
leverage
ratio
remained
stable
at
4.4%,
as
the
USD 0.8bn
decrease
in
CET1
capital
was
offset
by
a
USD 3.7bn decrease in the LRD.
›
Refer to “Leverage ratio denominator” in this section for more information about LRD movements
Our going
concern capital
ratio decreased
to 19.0%
from 19.4%,
reflecting a
USD 1.0bn decrease
in going
concern
capital and the aforementioned increase in RWA.
Our going concern
leverage ratio
decreased to 5.8%
from 5.9%, driven
by a USD 1.0bn decrease in going concern
capital, partly offset by the aforementioned
decrease in the LRD.
Our gone concern loss-absorbing capacity ratio decreased to 19.4% from
20.1%, reflecting a USD 2.9bn decrease
in gone concern loss-absorbing capacity and the aforementioned increase in RWA.
Our gone concern leverage ratio decreased to 5.9% from 6.1%, reflecting a USD 2.9bn decrease in gone concern loss-absorbing capacity, partly offset by the aforementioned decrease in the LRD.
Swiss SRB total loss-absorbing capacity movement
USD m
Going concern capital Swiss SRB
Common equity tier 1 capital as of 31.3.26
73,313
Operating profit / (loss) before tax
3,594
Current tax (expense) / benefit
(545)
Foreign currency translation effects, before tax
(313)
New capital reserve for expected future share repurchases
(3,000)
Share repurchase program
(1,889)
Existing capital reserve for expected future share repurchases in 2026
1,889
Accruals for expected dividends to shareholders for 2026
(938)
Other
352
Common equity tier 1 capital as of 30.6.26
72,464
Loss-absorbing additional tier 1 capital as of 31.3.26
23,649
Issuance of high-trigger loss-absorbing additional tier 1 capital
1,500
Call of high-trigger loss-absorbing additional tier 1 capital
1
(1,489)
Interest rate risk hedge, foreign currency translation and other effects
(147)
Loss-absorbing additional tier 1 capital as of 30.6.26
23,513
Total going concern capital as of 31.3.26
96,963
Total going concern capital as of 30.6.26
95,977
Gone concern loss-absorbing capacity
Add-back of unrealized gains from financial assets at FVOCI as of 31.3.26
10
Add-back of unrealized gains from financial assets at FVOCI as of 30.6.26
3
TLAC-eligible unsecured debt as of 31.3.26
100,583
Issuance of TLAC-eligible senior unsecured debt
300
Call of TLAC-eligible senior unsecured debt
(2,876)
Interest rate risk hedge, foreign currency translation and other effects
(358)
TLAC-eligible unsecured debt as of 30.6.26
97,651
Total gone concern loss-absorbing capacity as of 31.3.26
100,593
Total gone concern loss-absorbing capacity as of 30.6.26
97,654
Total loss-absorbing capacity
Total loss-absorbing capacity as of 31.3.26
197,556
Total loss-absorbing capacity as of 30.6.26
193,631
1 Includes one high-trigger loss-absorbing additional tier 1 capital instrument (ISIN CH0558521263) that ceased to be eligible as going concern capital when we issued a notice of redemption of the instrument in the second quarter of 2026.

UBS Group 30 June 2026 Interim Report |
Risk, capital, liquidity and funding, and balance sheet | Capital management

Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital
USD m 30.6.26 31.3.26 31.12.25
Total equity under IFRS Accounting Standards
89,430
92,502
90,484
Equity attributable to non-controlling interests
(265)
(255)
(271)
Defined benefit plans, net of tax
(937)
(949)
(957)
Deferred tax assets recognized for tax loss carry-forwards
(2,265)
(2,457)
(2,434)
Deferred tax assets for unused tax credits
(785)
(864)
(827)
Deferred tax assets on temporary differences, excess over threshold
(948)
(693)
(1,242)
Goodwill, net of tax
1
(5,764)
(5,773)
(5,787)
Intangible assets, net of tax
(618)
(654)
(683)
Compensation-related components (not recognized in net profit)
(2,486)
(2,254)
(2,441)
Expected losses on advanced internal ratings-based portfolio less provisions
(639)
(874)
(876)
Unrealized (gains) / losses from cash flow hedges, net of tax
1,783
1,586
1,339
Own credit related to (gains) / losses on financial liabilities measured at fair value that existed at the balance sheet date, net of tax
1,367
898
1,660
Own credit related to (gains) / losses on derivative financial instruments that existed at the balance sheet date
(70)
(80)
(65)
Prudential valuation adjustments
(176)
(223)
(148)
Accruals for dividends to shareholders for 2025
(3,449)
(3,449)
Accruals for expected dividends to shareholders for 2026
(1,875)
(938)
Existing capital reserve for expected future share repurchases in 2026
(261)
(2,150)
(3,000)
New capital reserve for expected future share repurchases
(3,000)
Other
(29)
(59)
(40)
Total common equity tier 1 capital
72,464
73,313
71,262
1 Includes goodwill related to significant investments in financial institutions of USD 35m as of 30 June 2026 (USD 35m as of 31 March 2026, USD 34m as of 31 December 2025) presented on the balance sheet line
Investments in associates.
Additional information
Sensitivity to currency movements
Risk-weighted assets
We estimate that a 10% depreciation
of the US dollar against other
currencies would have increased our RWA
by
USD 24bn and
our CET1
capital by
USD 2.7bn as
of 30
June 2026
(31 March
2026: USD 24bn
and USD 2.7bn,
respectively) and decreased our CET1 capital ratio by 13 basis points (31 March 2026: 15 basis points). Conversely, a 10%
appreciation of
the US
dollar against
other currencies
would have
decreased our
RWA by
USD 21bn and
our CET1 capital
by USD 2.4bn (31 March
2026: USD 21bn and
USD 2.4bn, respectively) and
increased our CET1
capital ratio by 13 basis points (31 March 2026: 15 basis points).
Leverage ratio denominator
We estimate that
a 10% depreciation
of the US
dollar against other
currencies would have
increased our LRD
by
USD 105bn as of
30 June 2026
(31 March 2026:
USD 107bn) and decreased
our CET1 leverage
ratio by 11 basis
points (31 March 2026: 12 basis points). Conversely,
a 10% appreciation of the US dollar
against other currencies
would have
decreased our
LRD by
USD 95bn (31 March
2026: USD 97bn)
and increased
our CET1
leverage ratio
by 11 basis points (31 March 2026: 12 basis points).
The aforementioned
sensitivities do
not consider
foreign currency
translation effects
related to
defined benefit
plans
other than those related to the currency translation of the net equity of foreign operations.
›
Refer to “Active management of sensitivity to foreign exchange movements” in the “Capital management” section of the UBS Group Annual Report 2025, available under “Annual reporting” at ubs.com/investors , for more information

UBS Group 30 June 2026 Interim Report |
Risk, capital, liquidity and funding, and balance sheet | Capital management

Risk-weighted assets
During the second quarter
of 2026, RWA increased by
USD 3.6bn to USD 503.9bn, driven
by a USD 6.7bn increase
resulting from asset size and other movements,
partly offset by a USD 1.9bn decrease from currency
effects and a
USD 1.2bn decrease driven by model updates and methodology changes.
Movement in risk-weighted assets, by key driver
USD bn
RWA as of
31.3.26
Currency
effects
Model updates
and methodology
changes
Asset size and
other
1
RWA as of
30.6.26
Credit and counterparty credit risk
2
305.7
(1.8)
(1.2)
(0.8)
301.9
Non-counterparty-related risk
3
34.7
(0.1)
(0.2)
34.4
Market risk
24.5
7.7
32.3
Operational risk
135.4
135.4
Total
500.4
(1.9)
(1.2)
6.7
503.9
1 Includes the Pillar 3 categories “Asset size”, “Credit quality of counterparties”, “Acquisitions and disposals” and “Other”. For more information, refer to the 30 June 2026 Pillar 3 Report, which will be available as of 14 August
2026 under “Pillar 3
disclosures” at ubs.com/investors.
2 Includes settlement risk,
credit valuation adjustments,
equity and investments
in funds exposures
in the banking
book, and securitization
exposures in the banking book.
3 Non-counterparty-related risk includes deferred tax assets arising from temporary differences, property, equipment, software and other items.
Credit and counterparty credit risk
Credit and counterparty credit risk RWA decreased by USD 3.8bn to USD 301.9bn as of 30 June 2026, driven by a
USD 1.8bn decrease
from currency
effects, a
USD 1.2bn decrease
due to
model updates
and methodology
changes,
and a USD 0.8bn decrease resulting from asset size and other movements.
Asset size and other movements by business division and Group Items:
–
Investment Bank
RWA decreased
by USD 2.0bn,
mainly due
to market-driven
movements in
derivatives, partly
offset by higher RWA on securities financing transactions.
–
Non-core
and
Legacy
RWA
decreased
by
USD 0.4bn,
primarily
driven
by
our
actions
to
actively
unwind
the
portfolio, in addition to the natural roll-off.
– Group Items RWA decreased by USD 0.3bn.
–
Global Wealth Management RWA increased by USD 1.1bn, mainly due to market-driven movements and higher
levels of client activity in derivatives.
–
Personal
&
Corporate
Banking
RWA
increased
by
USD 0.7bn,
mainly
due
to
increases
in
loans
and
loan
commitments, partly offset by lower high-quality liquid assets.
– Asset Management RWA were unchanged.
Model updates and
methodology changes resulted
in an RWA
decrease of USD 1.2bn,
mainly reflecting a
reduction
in
the
overlay
for
uncertainties
associated
with
the
alignment
of
models
and
RWA
calculations
in
legacy
Credit
Suisse platforms with those of UBS, following the completion of the Swiss client account and platform migrations, in Personal & Corporate Banking and Global Wealth Management.
›
Refer to the 30 June 2026 Pillar 3 Report, which will be available as of 14 August 2026 under “Pillar 3 disclosures” at
ubs.com/investors
, for more information
›
Refer to “Credit risk” in the “Risk management and control” section of this report for more information
Market risk
Market risk RWA
increased by USD 7.7bn
to USD 32.3bn in
the second quarter
of 2026, driven
by asset size
and
other movements
in Group
Treasury related
to hedging
activities, as
well as in
the Investment
Bank’s Global Markets
business.
›
Refer to the 30 June 2026 Pillar 3 Report, which will be available as of 14 August 2026 under “Pillar 3 disclosures” at
ubs.com/investors
, for more information
›
Refer to “Market risk” in the “Risk management and control” section of this report for more information

UBS Group 30 June 2026 Interim Report |
Risk, capital, liquidity and funding, and balance sheet | Capital management

Operational risk
Operational risk RWA were unchanged at USD 135.4bn.
›
Refer to “Note 14 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information
Outlook
We
expect
model
updates
and
methodology
changes
will
increase
credit
and
counterparty
credit
risk
RWA
by
around
USD 1bn
during
the
third
quarter
of
2026.
The
extent
and
timing
of
RWA
changes
may
vary
as
model
updates
are
completed
and
receive
regulatory
approval,
along
with
changes
in
the
composition
of
the
relevant
portfolios.
Risk-weighted assets, by business division and Group Items
USD bn
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Manage-
ment
Investment
Bank
Non-core and
Legacy
Group
Items
Total
RWA
30.6.26
Credit and counterparty credit risk
1
99.5
130.3
6.6
58.1
2.8
4.6
301.9
Non-counterparty-related risk
2
7.1
2.9
0.8
4.6
0.1
18.8
34.4
Market risk
0.8
0.0
26.4
0.8
4.2
32.3
Operational risk
59.4
17.2
6.1
25.4
24.0
3.3
135.4
Total
166.8
150.3
13.5
114.6
27.7
31.0
503.9
31.3.26
Credit and counterparty credit risk
1
99.9
130.8
6.6
60.3
3.1
4.9
305.7
Non-counterparty-related risk
2
7.2
2.9
0.8
4.7
0.1
19.0
34.7
Market risk
0.7
0.0
23.1
0.8
0.0
24.5
Operational risk
59.4
17.2
6.1
25.4
24.0
3.3
135.4
Total
167.2
150.9
13.5
113.5
28.0
27.2
500.4
30.6.26 vs 31.3.26
Credit and counterparty credit risk
1
(0.4)
(0.5)
0.0
(2.2)
(0.4)
(0.3)
(3.8)
Non-counterparty-related risk
2
(0.1)
0.0
0.0
(0.1)
0.0
(0.2)
(0.4)
Market risk
0.1
0.0
3.3
0.0
4.3
7.7
Operational risk
Total
(0.4)
(0.6)
0.0
1.1
(0.3)
3.8
3.6
1 Includes settlement risk, credit valuation adjustments,
equity and investments in funds exposures in
the banking book, and securitization exposures in
the banking book.
2 Non-counterparty-related risk includes
deferred tax assets arising
from temporary
differences (30 June 2026:
USD 18.3bn; 31 March 2026:
USD 18.5bn), as well
as property, equipment,
software and other
items (30 June 2026: USD
16.1bn; 31 March
2026: USD 16.2bn).

UBS Group 30 June 2026 Interim Report |
Risk, capital, liquidity and funding, and balance sheet | Capital management

Leverage ratio denominator
During the
second quarter
of 2026,
the LRD
decreased by
USD 3.7bn to
USD 1,649.8bn, driven
by a
USD 9.4bn
decrease from currency effects, partly offset by a USD 5.6bn increase from asset size and other movements.
Movement in leverage ratio denominator, by key driver
USD bn
LRD as of
31.3.26
Currency
effects
Asset size and
other
LRD as of
30.6.26
On-balance sheet exposures (excluding derivatives and securities financing transactions)
1,290.1
(7.9)
17.4
1,299.5
Derivative exposures
145.8
(0.4)
(12.9)
132.6
Securities financing transaction exposures
159.1
(0.7)
(0.8)
157.6
Off-balance sheet items
58.5
(0.3)
1.9
60.1
Total exposures
1,653.5
(9.4)
5.6
1,649.8
The LRD movements described below exclude currency effects.
On-balance sheet exposures (excluding derivatives and securities financing transactions) increased by USD 17.4bn,
mainly due
to increases
in trading
assets, predominantly
in the
Investment Bank,
due to
an increase
in inventory
held
to
hedge
client
positions,
as
well
as
market-driven
increases.
In
addition,
there
was
an
increase
in
lending
assets, mainly reflecting positive net new loans in Global Wealth Management and Personal & Corporate Banking,
partly offset by cash and balances at central banks.
Derivative exposures
decreased by
USD 12.9bn, mainly
due to
higher netting
on potential
future exposure
in the
Investment Bank.
Securities financing
transaction exposures
decreased by
USD 0.8bn, mainly
due to
roll-offs of
cash
reinvestment
trades in Group Treasury, partly offset by higher levels of client activity in the Investment Bank.
Off-balance sheet exposures
increased by USD 1.9bn, mainly
due to increases
in irrevocable loan
commitments in
Global
Wealth
Management
and
Personal
&
Corporate
Banking,
partly
offset
by
a
decrease
in
committed
unconditionally revocable credit lines
predominantly driven by a
refinement in the definition
of a commitment for
certain Lombard facilities in Global Wealth Management.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about balance sheet movements
Leverage ratio denominator, by business division and Group Items
USD bn
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy Group Items
Total
30.6.26
On-balance sheet exposures (excluding derivatives and securities financing transactions)
526.4
437.2
4.9
309.6
8.9
12.5
1,299.5
Derivative exposures
28.3
7.5
0.0
94.6
2.1
0.0
132.6
Securities financing transaction exposures
47.5
31.8
0.1
75.5
2.5
0.1
157.6
Off-balance sheet items
13.4
29.6
0.1
16.4
0.3
0.3
60.1
Total exposures
615.7
506.1
5.1
496.3
13.8
12.8
1,649.8
31.3.26
On-balance sheet exposures (excluding derivatives and securities financing transactions)
522.7
440.5
5.0
300.3
9.4
12.1
1,290.1
Derivative exposures
28.9
7.5
0.0
106.7
2.8
0.0
145.8
Securities financing transaction exposures
44.6
31.7
0.1
79.8
2.6
0.3
159.1
Off-balance sheet items
12.6
28.9
0.1
16.1
0.3
0.5
58.5
Total exposures
608.8
508.6
5.2
502.9
15.1
12.9
1,653.5
30.6.26 vs 31.3.26
On-balance sheet exposures (excluding derivatives and securities financing transactions)
3.7
(3.3)
(0.1)
9.3
(0.5)
0.4
9.5
Derivative exposures
(0.5)
0.0
0.0
(12.0)
(0.7)
0.0
(13.2)
Securities financing transaction exposures
2.9
0.1
0.0
(4.3)
(0.1)
(0.2)
(1.6)
Off-balance sheet items
0.8
0.8
0.0
0.4
(0.1)
(0.2)
1.6
Total exposures
6.9
(2.5)
(0.1)
(6.6)
(1.3)
(0.1)
(3.7)

UBS Group 30 June 2026 Interim Report |
Risk, capital, liquidity and funding, and balance sheet | Capital management

Equity attribution
Under our equity attribution framework, tangible
equity is attributed based on equally
weighted average RWA and
average LRD, which both include resource allocations from our
Group functions to the business divisions. Average
RWA and LRD are converted to CET1 capital equivalents
using target capital ratios. If the attributed tangible equity calculated under the weighted-driver
approach is less than
the CET1 capital equivalent
of risk-based capital (RBC)
for any business division, the CET1
capital equivalent of RBC is used
as a floor for that business
division. The floor
was
applicable
for
Non-core
and
Legacy
in
all
of
the
periods
shown
below
and
was
applicable
for
Asset
Management in the second quarter of 2025 and the first half of 2025.
In addition to
tangible equity, we
allocate equity to
the business divisions
to support goodwill and
intangible assets.
We
also
allocate
to
the
business
divisions
attributed
equity
related
to
CET1
capital
deduction
items
that
are
attributable to divisional activities, such
as compensation-related components or expected
losses on the advanced
internal ratings-based portfolio less provisions.
We attribute all remaining capital
deduction items to Group Items.
These
primarily
include
equity
related
to
deferred
tax
assets,
accruals
for
shareholder
returns,
and
unrealized
gains / losses from cash flow hedges.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about movements in equity attributable to shareholders
Average attributed equity
For the quarter ended Year-to-date
USD bn 30.6.26 31.3.26 30.6.25 30.6.26 30.6.25
Global Wealth Management
34.5
34.6
34.2
34.6
33.9
Personal & Corporate Banking
22.4
22.4
21.4
22.4
20.7
Asset Management
2.4
2.4
2.5
2.4
2.6
Investment Bank
19.8
19.5
18.3
19.7
18.0
Non-core and Legacy
2.7
3.4
5.8
3.1
6.6
Group Items
1
9.0
8.9
6.0
8.9
5.3
Average equity attributed to business divisions and Group Items
90.7
91.2
88.2
91.0
87.2
1 Includes average attributed equity related to capital deduction items for deferred tax assets, accruals for shareholder returns and unrealized gains / losses from cash flow hedges.

UBS Group 30 June 2026 Interim Report |
Risk, capital, liquidity and funding, and balance sheet | Liquidity and funding management

Liquidity and funding management
Strategy, objectives and governance
This section
provides liquidity
and funding
management information
and should
be read
in conjunction
with the
“Liquidity
and
funding
management”
section
of
the
UBS
Group
Annual
Report
2025,
available
under
“Annual
reporting”
at
ubs.com/investors
,
which
provides
more
information
about
the
Group’s
strategy,
objectives
and
governance in connection with liquidity and funding management.
Liquidity coverage ratio
The
quarterly
average
liquidity
coverage
ratio
(the
LCR)
of
the
UBS
Group
was
largely
unchanged
at
177.3%,
remaining above
the prudential
requirement communicated
by the
Swiss Financial
Market Supervisory
Authority
(FINMA).
Average net cash
outflows increased by
USD 5.0bn to USD 192.9bn,
primarily reflecting lower
inflows from lending
assets and securities
financing transactions and
higher net outflows
from debt issued
measured at fair
value. The
effect of the increase in net cash outflows was offset by a USD 7.8bn increase in average high-quality liquid assets
to USD 341.8bn,   mainly reflecting   higher cash available due to increases in customer deposits, debt issued and net brokerage payables, partly offset by lower cash available from funding of lending assets, margin requirements and dividend distribution to shareholders, as well as a decrease in securities financing transactions.
›
Refer to the 30 June 2026 Pillar 3 Report, which will be available as of 14 August 2026 under “Pillar 3 disclosures” at
ubs.com/investors , for more information about the LCR
Liquidity coverage ratio
USD bn, except where indicated Average 2Q26
1
Average 1Q26
1
High-quality liquid assets
341.8
334.0
Net cash outflows
2
192.9
187.9
Liquidity coverage ratio (%)
3
177.3
177.8
1 Calculated based on an average of 60 data points
in the second quarter of 2026 and 62 data points in
the first quarter of 2026.
2 Represents the net cash outflows expected over a stress period of 30 calendar
days.
3 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.
Net stable funding ratio
As of 30 June 2026, the net stable
funding ratio (the NSFR) of the UBS Group
decreased 1.9 percentage points to
115.1%, remaining above the prudential requirement communicated by FINMA.
Available
stable
funding
increased
by
USD 3.6bn
to
USD 900.3bn,
mainly
reflecting
an
increase
in
debt
issued
designated at
fair value,
partly offset
by the
tenor roll
down of
TLAC-eligible senior
unsecured debt
instruments.
Required
stable
funding
increased
by
USD 15.7bn
to
USD 782.5bn,
mainly
driven
by
higher
trading
assets
and
lending assets.
›
Refer to the 30 June 2026 Pillar 3 Report, which will be available as of 14 August 2026 under “Pillar 3 disclosures” at
ubs.com/investors , for more information about the NSFR
Net stable funding ratio
USD bn, except where indicated 30.6.26 31.3.26
Available stable funding
900.3
896.6
Required stable funding
782.5
766.8
Net stable funding ratio (%)
115.1
116.9

UBS Group 30 June 2026 Interim Report |
Risk, capital, liquidity and funding, and balance sheet | Balance sheet and off-balance sheet

Balance sheet and off-balance sheet
This section provides balance sheet and off-balance
sheet information and should be read in
conjunction with the
“Balance sheet
and off-balance
sheet” section
of the
UBS Group
Annual Report
2025, available
under “Annual
reporting” at ubs.com/investors
, which provides more
information about the balance
sheet and off-balance sheet
positions.
Balances disclosed in this report represent quarter-end positions, unless indicated otherwise. Intra-quarter balances
fluctuate in the ordinary course of business and may differ from quarter-end positions.
Balance sheet assets
30 June 2026 vs 31 March 2026
Total assets were USD 1,707.3bn as of 30 June 2026, an increase of USD 20.8bn compared with 31 March 2026.
Trading assets increased by USD 15.1bn, predominantly
in the Investment Bank, reflecting market-driven increases,
as
well
as
inventory
held
to
hedge
client
positions.
Derivatives
and
cash
collateral
receivables
on
derivative
instruments increased
by USD 12.4bn,
mainly driven
by new
trades, as
well as
market-driven increases
in equity
contracts, predominantly
in the
Investment Bank.
Lending assets
increased by
USD 5.6bn, reflecting
positive net
new
loans,
predominantly
in
Global
Wealth
Management
and
Personal
&
Corporate
Banking,
partly
offset
by
currency effects.
These increases were
partly offset by
a USD 9.8bn decrease
in Cash and
balances at central
banks, mainly due
to
outflows from
higher levels
of lending
activity, net
redemptions of
long-term debt
issued measured
at amortized
cost and dividend distributions to shareholders, partly offset by inflows from net new customer deposits, disposals of securities
in our
high-quality liquid
asset (HQLA)
portfolio and
net roll-offs
of securities
financing transactions
measured at amortized cost.
30 June 2026 vs 31 December 2025
Total
assets were
USD 1,707.3bn as
of 30
June
2026,
an increase
of USD 89.9bn
compared
with
31 December
2025.
Derivatives and cash
collateral receivables on
derivative instruments increased
by USD 55.2bn, mainly
driven by new
trades, as well
as market-driven increases
in equity and
foreign currency contracts,
predominantly in the
Investment
Bank. Lending assets increased
by USD 10.4bn, reflecting positive net
new loans, predominantly in Global
Wealth
Management and Personal & Corporate Banking, partly offset by currency effects. Brokerage receivables increased by USD 9.1bn, primarily reflecting higher levels of client activity.
Other financial assets measured
at fair value increased
by USD 7.1bn, mainly driven
by net purchases of
securities
in our HQLA portfolio, market-driven increases from unit-linked investment contracts in Asset Management (offset by an increase in the corresponding financial
liabilities related to unit-linked investment contracts) and an increase
in investments in
securities financing transactions
measured at fair
value in the
Investment Bank. Cash
and balances
at
central
banks
increased
by
USD 5.8bn,
mainly
due
to
inflows
from
net
changes
in
the
trading
portfolio,
net
issuances of commercial paper and certificates of deposit, and net changes in brokerage receivables and payables.
These inflows were partly offset by outflows from
higher levels of lending activity and higher
margin requirements.
Assets
As of % change from
USD bn 30.6.26 31.3.26 31.12.25 31.3.26 31.12.25
Cash and balances at central banks
215.7
225.5
209.9
(4)
3
Lending
1
683.9
678.3
673.5
1
2
Securities financing transactions at amortized cost
83.6
87.6
83.7
(5)
0
Trading assets
179.2
164.1
174.7
9
3
Derivatives and cash collateral receivables on derivative instruments
244.5
232.1
189.3
5
29
Brokerage receivables
44.7
40.8
35.6
10
26
Other financial assets measured at amortized cost
72.3
73.4
71.9
(2)
1
Other financial assets measured at fair value
2
128.5
127.2
121.4
1
6
Non-financial assets
55.0
57.5
57.5
(4)
(4)
Total assets
3
1,707.3
1,686.5
1,617.4
1
6
1 Consists of Loans and advances to customers and Amounts due from banks.
2 Consists of Financial assets at fair value not held for trading and Financial assets measured at fair value through other comprehensive
income.
3 Includes total assets measured at fair value of USD 557.9bn as of 30 June 2026 (31 March 2026: USD 527.1bn, 31 December 2025: USD 492.6bn),
of which USD 16.0bn (31 March 2026: USD 17.5bn,
31 December 2025: USD 14.5bn) were classified as Level 3.

UBS Group 30 June 2026 Interim Report |
Risk, capital, liquidity and funding, and balance sheet | Balance sheet and off-balance sheet

Balance sheet liabilities
30 June 2026 vs 31 March 2026
Total liabilities were
USD 1,617.9bn as of
30 June 2026,
an increase of
USD 23.9bn compared with
31 March 2026.
Derivatives and cash
collateral payables on
derivative instruments increased
by USD 14.7bn, predominantly
in the
Investment
Bank,
reflecting
the
same
drivers
as
on
the
asset
side.
Brokerage
payables
increased
by
USD 3.3bn,
primarily
reflecting
higher
levels
of
client
activity.
Trading
liabilities
increased
by
USD 2.7bn,
primarily
in
the
Investment Bank, mainly as a result of client activity, as well as market-driven increases.
30 June 2026 vs 31 December 2025
Total liabilities were USD 1,617.9bn as
of 30 June 2026,
an increase of USD 91.0bn
compared with 31 December
2025.
Derivatives and cash
collateral payables on
derivative instruments increased
by USD 46.1bn, predominantly
in the
Investment Bank,
reflecting the
same drivers
as on
the asset
side. Brokerage
payables increased
by USD 16.3bn,
primarily reflecting higher
levels of client
activity. Short-term borrowings
increased by
USD 13.1bn, largely
due to
net issuances of commercial paper and certificates of deposit.
Trading liabilities increased
by USD 8.2bn, primarily
in the Investment
Bank, mainly as
a result of
client activity, as
well
as
market-driven
increases.
Debt
issued
designated
at
fair
value
and
long-term
debt
issued
measured
at
amortized cost increased by USD 4.9bn, mainly reflecting market-driven increases in equity-linked notes.
The “Liabilities,
by product
and currency”
table in
this section
provides more
information about
the Group’s
funding
sources.
›
Refer to “Bondholder information” at
ubs.com/investors
for more information about capital and senior debt
instruments
›
Refer to the “Consolidated financial statements” section of this report for more information
Liabilities and equity
As of
% change from
USD bn 30.6.26 31.3.26 31.12.25 31.3.26 31.12.25
Short-term borrowings
1,2
71.4
69.0
58.3
3
22
Securities financing transactions at amortized cost
20.4
20.2
16.2
1
26
Customer deposits
784.8
785.7
788.4
0
0
Debt issued designated at fair value and long-term debt issued measured at amortized cost
2
299.5
300.7
294.6
0
2
Trading liabilities
61.9
59.2
53.7
4
15
Derivatives and cash collateral payables on derivative instruments
236.6
221.9
190.5
7
24
Brokerage payables
78.5
75.2
62.2
4
26
Other financial liabilities measured at amortized cost
17.1
16.5
15.9
4
8
Other financial liabilities designated at fair value
29.8
29.7
28.2
0
6
Non-financial liabilities
17.6
15.8
19.0
11
(7)
Total liabilities
3
1,617.9
1,594.0
1,526.9
1
6
Share capital
0.3
0.3
0.3
(2)
(2)
Share premium
5.9
8.1
9.2
(27)
(36)
Treasury shares
(7.8)
(7.9)
(7.9)
(1)
(1)
Retained earnings
86.0
86.5
82.7
(1)
4
Other comprehensive income
4
4.7
5.2
5.8
(10)
(19)
Total equity attributable to shareholders
89.2
92.2
90.2
(3)
(1)
Equity attributable to non-controlling interests
0.3
0.3
0.3
4
(2)
Total equity
89.4
92.5
90.5
(3)
(1)
Total liabilities and equity
1,707.3
1,686.5
1,617.4
1
6
1 Consists of short-term debt issued measured at amortized cost and Amounts due to banks, which includes amounts due to central banks.
2 The classification of debt issued measured at amortized cost into short-
term and long-term is based
on original contractual maturity,
and therefore long-term debt also
includes debt with a remaining
time to maturity of less
than one year.
This classification does not
consider any early
redemption features.
3 Includes total liabilities measured at fair value of USD 490.8bn as of 30 June 2026 (31
March 2026: USD 462.3bn, 31 December 2025: USD 414.1bn), of which USD 19.2bn (31 March 2026:
USD 17.9bn, 31 December 2025: USD 19.4bn) were classified as Level 3.
4 Excludes other comprehensive income related to defined benefit plans and own credit, which is recorded directly in Retained earnings.
Equity
30 June 2026 vs 31 March 2026
Equity attributable to shareholders decreased by USD 3,082m to USD 89,165m as of 30 June 2026.
The net decrease of USD 3,082m was mainly driven by distributions to shareholders of USD 3,404m, reflecting the dividend
payment
for
2025
of
USD 1.10
per
share.
In
addition,
net
treasury
share
activity
reduced
equity
by
USD 1,870m, predominantly due
to the repurchasing
of USD 1,889m of
shares under our
2026 share repurchase
program.

UBS Group 30 June 2026 Interim Report |
Risk, capital, liquidity and funding, and balance sheet | Balance sheet and off-balance sheet

These
decreases
were
partly
offset
by
positive
total
comprehensive
income
attributable
to
shareholders
of
USD 1,687m,
reflecting
a
net
profit
of
USD 2,800m
and
negative
other
comprehensive
income
(OCI)
of
USD 1,113m. OCI mainly included negative OCI related
to own credit on financial liabilities
designated at fair value
of USD 498m, negative
OCI related to
foreign currency translation
of USD 330m and
negative cash flow
hedge OCI
of USD 200m. In addition, deferred share-based
compensation awards of USD 315m were expensed
in the income
statement, increasing share premium.
In
the
second
quarter
of
2026,
we
canceled
63,776,550
shares
purchased
under
our
2024
share
repurchase
program, as
approved by
the shareholders
at the
2026 Annual
General Meeting
(the AGM).
The cancellation
of
shares
resulted
in
reclassifications
within
equity
but
had
no
net
effect
on
our
total
equity
attributable
to
shareholders.
30 June 2026 vs 31 December 2025
Equity attributable to shareholders decreased by USD 1,048m to USD 89,165m as of 30 June 2026.
The
net
decrease
of
USD 1,048m
was
mainly
driven
by
the
aforementioned
distributions
to
shareholders
of
USD 3,404m.
In
addition,
net
treasury
share
activity
reduced
equity
by
USD 3,228m,
predominantly
due
to
the
repurchasing of
USD 2,739m of
shares under
our 2026
share repurchase
program and
the purchasing
of USD 533m
of shares in relation to employee share-based compensation plans.
These
decreases
were
partly
offset
by
positive
total
comprehensive
income
attributable
to
shareholders
of
USD 4,839m, reflecting
a net
profit of
USD 5,840m and
negative OCI
of USD 1,001m.
OCI mainly
included negative
OCI related
to foreign
currency
translation of
USD 642m, negative
cash flow
hedge OCI
of USD 442m
and OCI
related to own credit on
financial liabilities designated at fair
value of USD 242m. In addition,
deferred share-based
compensation awards of USD 652m were expensed in the income statement, increasing share premium.
In the first half of 2026, we canceled 63,776,550 shares
purchased under our 2024 share repurchase program, as
approved by the
shareholders at the
2026 AGM. The
cancellation of shares
resulted in reclassifications
within equity
but had no net effect on our total equity attributable to shareholders.
›
Refer to the “Group performance” and “Consolidated financial statements” sections of this report for more information
›
Refer to “Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital” in the “Capital management” section of this report for more information about the effects of OCI on common equity tier 1 capital
›
Refer to the “Share information and earnings per share”
section of this report for more information about our
share repurchase programs
Liabilities, by product and currency
USD equivalent
All currencies of which: USD of which: CHF of which: EUR
USD bn 30.6.26 31.12.25 30.6.26 31.12.25 30.6.26 31.12.25 30.6.26 31.12.25
Short-term borrowings 71.4 58.3 35.3 25.6 7.7 5.8 14.0 13.5
of which: amounts due to banks 27.3 24.4 7.3 7.2 7.3 5.2 3.9 3.8 of which: short-term debt issued
1,2
44.0 33.9 28.0 18.4 0.4 0.6 10.1 9.7
Securities financing transactions at amortized cost 20.4 16.2 12.4 8.6 6.5 5.8 1.0 0.8
Customer deposits 784.8 788.4 297.8 301.6 342.6 341.4 72.8 74.7 of which: demand deposits 258.4 259.4 53.1 52.8 136.0 139.1 37.1 36.2 of which: retail savings / deposits 239.1 230.8 45.3 38.1 188.7 187.5 5.1 5.1 of which: sweep deposits 39.3 41.5 39.3 41.5 0.0 0.0 0.0 0.0 of which: time deposits 248.1 256.8 160.1 169.3 17.9 14.8 30.6 33.4
Debt issued designated at fair value and long-term debt issued measured at amortized cost
2
299.5 294.6 165.6 157.4 43.0 44.1 68.5 71.5
Trading liabilities 61.9 53.7 26.2 20.3 2.3 1.5 15.4 15.5
Derivatives and cash collateral payables on derivative instruments 236.6 190.5 207.3 165.0 4.9 2.9 13.9 13.2
Brokerage payables 78.5 62.2 64.3 49.2 0.7 0.8 4.1 3.4
Other financial liabilities measured at amortized cost
17.1 15.9 6.3 7.0 4.0 3.8 2.2 1.8
Other financial liabilities designated at fair value 29.8 28.2 3.1 3.6 0.1 0.1 2.3 2.3
Non-financial liabilities 17.6 19.0 8.9 9.3 4.1 4.3 1.5 1.5
Total liabilities 1,617.9 1,526.9 827.2 747.6 415.8 410.4 195.6 198.2
1 Short-term debt issued consists of certificates of deposit, commercial paper, acceptances and promissory notes, and other money market paper.
2 The classification of debt issued measured at amortized cost into short-term and long-term is based
on original contractual maturity,
and therefore long-term debt also
includes debt with a remaining
time to maturity of less
than one year.
This classification does not
consider any
early redemption features.

UBS Group 30 June 2026 Interim Report |
Risk, capital, liquidity and funding, and balance sheet | Balance sheet and off-balance sheet

Off-balance sheet
30 June 2026 vs 31 March 2026
Committed
unconditionally
revocable
credit
lines
decreased
by
USD 10.8bn.
This
decrease
was
predominantly
driven by a
refinement of the
definition of a
commitment. As a
result, certain Lombard
facilities in Global
Wealth
Management
that
had
previously
been
reported
as
committed
became
uncommitted.
Irrevocable
loan
commitments increased
by USD 5.8bn,
reflecting an
increase in
credit lines,
mainly to
corporate clients
in Global
Wealth
Management
and
Personal
&
Corporate
Banking.
Forward
starting
reverse
repurchase
and
securities
borrowing agreements decreased
by USD 5.4bn, predominantly reflecting
a decrease in levels
of business-division
activity in short-dated securities financing transactions.
30 June 2026 vs 31 December 2025
Committed
unconditionally
revocable
credit
lines
decreased
by
USD 65.2bn,
primarily
in
Global
Wealth
Management and mainly
driven by certain
Lombard facilities becoming
uncommitted either following changes
to
certain contractual
terms in
the course
of client
account migrations
or due
to the
aforementioned refinement
of
the definition of a commitment.
Off-balance sheet
As of % change from % change from
USD bn
30.6.26 31.3.26 31.12.25 31.3.26 31.12.25
Guarantees
1
43.0
44.5
45.8
(3)
(6)
Irrevocable loan commitments
86.4
80.6
82.1
7
5
Committed unconditionally revocable credit lines
54.5
65.3
119.7
(17)
(54)
Forward starting reverse repurchase and securities borrowing agreements
9.8
15.2
10.7
(36)
(9)
1 Includes guarantees measured at fair value through profit or loss, shown net of sub-participations where applicable.
Share information and earnings per share
UBS Group AG
shares
are
listed
on
the
SIX
Swiss
Exchange
(SIX).
They
are
also
listed
on
the
New
York
Stock
Exchange
(the
NYSE)
as
global
registered
shares.
Each
share
has
a
nominal
value
of
USD 0.10.
Shares
issued
decreased in the
second quarter of
2026, as 63,776,550
shares acquired under
our 2024 share
repurchase program
were
canceled
by
means
of
a
capital
reduction,
as
approved
by
the
shareholders
at
the
2026
Annual
General
Meeting (the AGM).
We held
216 million
shares as
of 30 June
2026, of
which 115
million shares
had been
acquired under
our 2025
and 2026 share
repurchase programs for
cancellation purposes. The
remaining 101 million
shares are primarily
held
to hedge our share delivery obligations related to employee share-based compensation and participation plans.
Treasury
shares
held
decreased
by
22
million
shares
in
the
second
quarter
of
2026.
This
largely
reflected
the
aforementioned cancellation of
63.8 million shares,
partly offset by
42.2 million shares
repurchased under our
2026
program.
Shares
acquired
under
our
2026
program
totaled
63
million
as
of
30 June
2026
for
a
total
acquisition
cost
of
USD 2,713m (CHF 2,137m).
In July
2026,
we
completed
our
latest
share
repurchase
program
of
USD 3bn,
continuing
with
another
share
repurchase program under
which we intend
to repurchase USD 3bn
of shares at
the latest by
the end of
the second
quarter of 2027.
We plan to
repurchase at least
USD 1bn of shares
over the next
three months. The
amount and
pace of share repurchases will
remain subject to our short-term
financial performance and outlook, maintaining
a
common equity
tier 1 (CET1)
capital ratio
of around
14% and
further visibility
on the
deliberations by
the Swiss
Parliament on the capitalization of foreign subsidiaries.
Shares
acquired
under
our
2025
program
totaled
53 million
for
a
total
acquisition
cost
of
USD 2,000m
(CHF 1,602m). This program
concluded on 20 November
2025, and the
53 million shares
repurchased under this
program will be canceled by means of a capital reduction, pending approval by the shareholders at a future AGM.
›
Refer to the “Equity, CET1 capital and returns” table in the “Group performance” section of this report for more information about equity attributable to shareholders and tangible equity attributable to shareholders

UBS Group 30 June 2026 Interim Report |
Risk, capital, liquidity and funding, and balance sheet | Share information and earnings per share

Share information and earnings per share
As of or for the quarter ended As of or year-to-date
30.6.26 31.3.26 30.6.25 30.6.26 30.6.25
Basic and diluted earnings (USD m)
Net profit / (loss) attributable to shareholders for basic EPS
2,800
3,040
2,395
5,840
4,087
less: (profit) / loss on own equity derivative contracts
0
(1)
(1)
0
0
Net profit / (loss) attributable to shareholders for diluted EPS
2,800
3,039
2,394
5,840
4,087
.
Weighted average shares outstanding
Weighted average shares outstanding for basic EPS
1
3,083,783,162
3,092,982,117
3,179,288,753
3,088,382,641
3,178,147,206
Effect of dilutive potential shares resulting from notional employee shares, in-the-money options and warrants outstanding
2
119,213,328
139,292,771
127,256,011
129,233,231
141,069,834
Weighted average shares outstanding for diluted EPS
3,202,996,490
3,232,274,888
3,306,544,764
3,217,615,872
3,319,217,040
.
Earnings per share (USD)
Basic
0.91
0.98
0.75
1.89
1.29
Diluted
0.87
0.94
0.72
1.81
1.23
.
Shares outstanding and potentially dilutive instruments
Shares issued
3,277,805,164
3,341,581,714
3,341,581,714
3,277,805,164
3,341,581,714
Treasury shares
3
216,063,015
238,146,455
172,405,597
216,063,015
172,405,597
of which: related to the 2024 share repurchase program
63,776,550
63,776,550
63,776,550
of which: related to the 2025 share repurchase program
52,582,575
52,582,575
52,582,575
of which: related to the 2026 share repurchase program
62,583,243
20,432,926
62,583,243
Shares outstanding
3,061,742,149
3,103,435,259
3,169,176,117
3,061,742,149
3,169,176,117
Potentially dilutive instruments
4
34,330,180
29,303,835
27,891,906
34,326,846
28,383,032
.
Other key figures
Total book value per share (USD)
29.12
29.72
28.17
29.12
28.17
Tangible book value per share (USD)
26.89
27.50
25.95
26.89
25.95
Share price (USD)
5
49.54
38.41
33.83
49.54
33.83
Market capitalization (USD m)
6
162,373
128,345
113,036
162,373
113,036
1 The weighted average shares outstanding for basic earnings per share (EPS) are calculated by taking the number of shares at the beginning of the period, adjusted by the number of shares acquired or issued during
the period, multiplied by a time-weighted factor for the period outstanding. As a result, balances are affected by the timing of acquisitions and issuances during the period.
2 The weighted average number of shares
for notional employee awards with performance conditions
reflects all potentially dilutive shares that are expected
to vest under the terms of the awards.
3 Based on a settlement date view.
4 Reflects potential
shares that could dilute basic EPS in the future
but were not dilutive for any of the
periods presented. Mainly includes equity-based awards subject to absolute and relative performance conditions and equity derivative
contracts.
5 Represents the share price
as listed on the SIX
Swiss Exchange, translated
to US dollars using the closing
exchange rate as of the
respective date.
6 The calculation of
market capitalization reflects
total shares issued multiplied by the share price at the end of the period.
Ticker symbols UBS Group AG Security identification codes
Trading exchange SIX / NYSE Bloomberg Reuters ISIN CH0244767585
SIX Swiss Exchange UBSG UBSG SW UBSG.S Valoren 24 476 758
New York Stock Exchange UBS UBS UN UBS.N CUSIP CINS H42097 10 7

UBS Group 30 June 2026 Interim Report |
Consolidated financial statements

Consolidated financial
statements
Unaudited
Table of contents
UBS Group AG interim consolidated financial
statements (unaudited)
56
Income statement
57
Statement of comprehensive income
58
Balance sheet
59
Statement of changes in equity
60
Statement of cash flows
Notes to the UBS Group AG interim consolidated
financial statements (unaudited)
61
1
Basis of accounting
62
2
Segment reporting
63
3
Net interest income
63
4
Net fee and commission income
64
5
Other income
64
6
Personnel expenses
64
7
General and administrative expenses
65
8
Expected credit loss measurement
71
9
Fair value measurement
77
10
Derivative instruments
78
11
Other assets and liabilities
79
12
Debt issued designated at fair value
79
13
Debt issued measured at amortized cost
80
14
Provisions and contingent liabilities

UBS Group 30 June 2026 Interim Report |
Consolidated financial statements | UBS Group AG interim consolidated financial statements (unaudited)

UBS Group AG interim consolidated
financial statements (unaudited)
Income statement
Year-to-date
USD m Note 30.6.26 30.6.25
Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income 3
13,382
14,264
Interest expense from financial instruments measured at amortized cost 3
(11,641)
(13,765)
Net interest income from financial instruments measured at fair value through profit or loss and other
3
2,978
3,096
Net interest income 3
4,718
3,595
Other net income from financial instruments measured at fair value through profit or loss
7,645
7,346
Fee and commission income 4
16,824
14,787
Fee and commission expense 4
(1,514)
(1,302)
Net fee and commission income 4
15,310
13,485
Other income 5
271
243
Total revenues
27,943
24,668
Credit loss expense / (release) 8
191
263
Personnel expenses 6
14,963
14,008
General and administrative expenses 7
3,815
4,312
Depreciation, amortization and impairment of non-financial assets
1,540
1,759
Operating expenses
20,319
20,080
Operating profit / (loss) before tax
7,434
4,325
Tax expense / (benefit)
1,568
221
Net profit / (loss)
5,866
4,105
Net profit / (loss) attributable to non-controlling interests
26
18
Net profit / (loss) attributable to shareholders
5,840
4,087
Earnings per share (USD)
Basic
1.89
1.29
Diluted
1.81
1.23

UBS Group 30 June 2026 Interim Report |
Consolidated financial statements | UBS Group AG interim consolidated financial statements (unaudited)

Statement of comprehensive income
Year-to-date
USD m 30.6.26 30.6.25
Comprehensive income attributable to shareholders
Net profit / (loss)
5,840
4,087
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax
(897)
5,738
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax
272
(2,428)
Foreign currency translation differences on foreign operations reclassified to the income statement
7
2
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified to the income statement
(7)
(1)
Income tax relating to foreign currency translations, including the effect of net investment hedges
(17)
(6)
Subtotal foreign currency translation, net of tax
(642)
3,305
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax
(27)
(7)
Net realized (gains) / losses reclassified to the income statement from equity
0
0
Income tax relating to net unrealized gains / (losses)
(6)
0
Subtotal financial assets measured at fair value through other comprehensive income, net of tax
(33)
(7)
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax
(876)
746
Net (gains) / losses reclassified to the income statement from equity
334
617
Income tax relating to cash flow hedges
100
(256)
Subtotal cash flow hedges, net of tax
(442)
1,107
Cost of hedging
Cost of hedging, before tax
9
41
Income tax relating to cost of hedging
0
0
Subtotal cost of hedging, net of tax
9
41
Total other comprehensive income that may be reclassified to the income statement, net of tax
(1,109)
4,446
Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax
(175)
(31)
Income tax relating to defined benefit plans
40
(1)
Subtotal defined benefit plans, net of tax
(135)
(32)
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax
246
153
Income tax relating to own credit on financial liabilities designated at fair value
(4)
1
Subtotal own credit on financial liabilities designated at fair value, net of tax
242
154
Total other comprehensive income that will not be reclassified to the income statement, net of tax
107
122
Total other comprehensive income
(1,001)
4,568
Total comprehensive income attributable to shareholders
4,839
8,655
Comprehensive income attributable to non-controlling interests
Net profit / (loss)
26
18
Total other comprehensive income that will not be reclassified to the income statement, net of tax
9
30
Total comprehensive income attributable to non-controlling interests
35
48
Total comprehensive income
Net profit / (loss)
5,866
4,105
Other comprehensive income
(992)
4,598
of which: other comprehensive income that may be reclassified to the income statement
(1,109)
4,446
of which: other comprehensive income that will not be reclassified to the income statement
117
152
Total comprehensive income
4,874
8,703

UBS Group 30 June 2026 Interim Report |
Consolidated financial statements | UBS Group AG interim consolidated financial statements (unaudited)

Balance sheet
USD m Note 30.6.26 31.12.25
Assets
Cash and balances at central banks
215,716
209,858
Amounts due from banks 8
20,963
19,649
Receivables from securities financing transactions measured at amortized cost 8
83,553
83,656
Cash collateral receivables on derivative instruments 10
51,314
41,552
Loans and advances to customers 8
662,901
653,846
Other financial assets measured at amortized cost 11
72,267
71,897
Total financial assets measured at amortized cost
1,106,715
1,080,458
Financial assets at fair value held for trading 9
179,195
174,699
of which: assets pledged as collateral that may be sold or repledged by counterparties
39,626
44,627
Derivative financial instruments 9, 10
193,158
147,778
Brokerage receivables 9
44,704
35,579
Financial assets at fair value not held for trading 9
113,987
107,575
Total financial assets measured at fair value through profit or loss
531,043
465,631
Financial assets measured at fair value through other comprehensive income 9
14,517
13,868
Investments in associates
2,260
2,332
Property, equipment and software
15,989
16,057
Goodwill and intangible assets
6,846
6,948
Deferred tax assets
11,107
11,525
Other non-financial assets 11
18,806
20,609
Total assets
1,707,284
1,617,427
Liabilities
Amounts due to banks
27,345
24,434
Payables from securities financing transactions measured at amortized cost
20,449
16,225
Cash collateral payables on derivative instruments 10
37,304
34,222
Customer deposits
784,845
788,367
Debt issued measured at amortized cost 13
222,377
214,706
Other financial liabilities measured at amortized cost 11
17,141
15,862
Total financial liabilities measured at amortized cost
1,109,461
1,093,816
Financial liabilities at fair value held for trading 9
61,882
53,700
Derivative financial instruments 9, 10
199,336
156,243
Brokerage payables designated at fair value
9
78,536
62,202
Debt issued designated at fair value 9, 12
121,175
113,794
Other financial liabilities designated at fair value 9, 11
29,826
28,184
Total financial liabilities measured at fair value through profit or loss
490,755
414,123
Provisions and contingent liabilities
14
4,631
5,035
Other non-financial liabilities
11
13,008
13,970
Total liabilities
1,617,854
1,526,944
Equity
Share capital
328
334
Share premium
5,918
9,217
Treasury shares
(7,786)
(7,891)
Retained earnings
86,004
82,740
Other comprehensive income recognized directly in equity, net of tax
4,702
5,813
Equity attributable to shareholders
89,165
90,213
Equity attributable to non-controlling interests
265
271
Total equity
89,430
90,484
Total liabilities and equity
1,707,284
1,617,427

UBS Group 30 June 2026 Interim Report |
Consolidated financial statements | UBS Group AG interim consolidated financial statements (unaudited)

Statement of changes in equity
USD m
Share
capital
and share
premium
Treasury
shares
Retained
earnings
OCI
recognized
directly in
equity,
net of tax
1
of which:
foreign
currency
translation
of which:
financial
assets
measured
at fair value
through OCI
of which:
cash flow
hedges
of which:
cost of
hedging
Total equity
attributable to
shareholders
Balance as of 1 January 2026
2
9,551
(7,891)
82,740
5,813
7,163
73
(1,339)
(84)
90,213
Acquisition of treasury shares
(3,337)
3
(3,337)
Delivery of treasury shares under share-based compensation plans
(1,281)
1,390
109
Other disposal of treasury shares
(2)
51
3
50
Cancellation of treasury shares related to the 2024 share repurchase program
4
(1,003)
2,000
(997)
0
Share-based compensation expensed in the income statement
652
652
Tax (expense) / benefit
81
81
Dividends
(1,702)
5
(1,702)
5
(3,404)
Equity classified as obligation to purchase own shares
(50)
(50)
Translation effects recognized directly in retained earnings
2
(2)
0
(2)
0
0
Share of changes in retained earnings of associates and joint ventures
(1)
(1)
New consolidations / (deconsolidations) and other increases /
(decreases)
0
14
14
Total comprehensive income for the period
5,947
(1,109)
(642)
(33)
(442)
9
4,839
of which: net profit / (loss)
5,840
5,840
of which: OCI, net of tax
107
(1,109)
(642)
(33)
(442)
9
(1,001)
Balance as of 30 June 2026
2
6,246
(7,786)
86,004
4,702
6,521
39
(1,783)
(76)
89,165
Non-controlling interests as of 30 June 2026
265
Total equity as of 30 June 2026
89,430
Balance as of 1 January 2025
2
12,359
(6,402)
78,035
1,088
3,830
0
(2,585)
(158)
85,079
Acquisition of treasury shares
(2,249)
3
(2,249)
Delivery of treasury shares under share-based compensation plans
(1,344)
1,456
112
Other disposal of treasury shares
0
88
3
88
Cancellation of treasury shares related to the 2022 share repurchase program
(1,145)
2,277
(1,133)
0
Share-based compensation expensed in the income statement
621
621
Tax (expense) / benefit
17
17
Dividends
(1,433)
5
(1,433)
5
(2,866)
Equity classified as obligation to purchase own shares
(81)
(81)
Translation effects recognized directly in retained earnings
50
(50)
0
(50)
0
0
Share of changes in retained earnings of associates and joint ventures
(2)
(2)
New consolidations / (deconsolidations) and other increases /
(decreases)
(98)
0
(98)
Total comprehensive income for the period
4,209
4,446
3,305
(7)
1,107
41
8,655
of which: net profit / (loss)
4,087
4,087
of which: OCI, net of tax
122
4,446
3,305
(7)
1,107
41
4,568
Balance as of 30 June 2025
2
8,896
(4,830)
79,726
5,485
7,135
(6)
(1,527)
(117)
89,277
Non-controlling interests as of 30 June 2025
422
Total equity as of 30 June 2025
89,699
1 Excludes other comprehensive income related to defined benefit plans and own credit that is recorded directly in Retained earnings.
2 Excludes non-controlling interests.
3 Includes treasury shares acquired and
disposed of by the Investment Bank in its capacity
as a market-maker with regard
to UBS shares and related derivatives,
and to hedge certain issued structured debt instruments.
These acquisitions and disposals are
reported based on the
sum of the net
monthly movements.
4 Reflects the cancellation of
63,776,550
shares purchased under UBS’s
2024 share repurchase program
as approved by the
shareholders at the 2026
Annual General Meeting.
Swiss tax law requires
Switzerland-domiciled companies with
shares listed on a
Swiss stock exchange to
reduce capital contribution reserves
by at least
50
% of the total
capital reduction
amount exceeding the nominal value upon cancellation of the shares.
5 Reflects the payment of an ordinary cash dividend of
USD
1.10
per dividend-bearing share in April 2026 (2025: USD
0.90
per dividend-bearing
share paid in
April 2025). Swiss
tax law requires
Switzerland-domiciled companies with
shares listed on
a Swiss stock
exchange to pay
no more than
50
% of dividends
from capital contribution
reserves, with
the
remainder required to be paid from retained earnings.

UBS Group 30 June 2026 Interim Report |
Consolidated financial statements | UBS Group AG interim consolidated financial statements (unaudited)

Statement of cash flows
Year-to-date
USD m 30.6.26 30.6.25
Cash flow from / (used in) operating activities
Net profit / (loss)
5,866
4,105
Non-cash items included in net profit and other adjustments
Depreciation, amortization and impairment of non-financial assets
1,540
1,759
Credit loss expense / (release)
191
263
Share of net (profit) / loss of associates and joint ventures and impairment related to associates
(110)
(157)
Deferred tax expense / (benefit)
550
(607)
Net loss / (gain) from investing activities
(81)
(153)
Net loss / (gain) from financing activities
2,404
13,603
Other net adjustments
1
5,028
(31,208)
Net change in operating assets and liabilities
1
Amounts due from banks and amounts due to banks
3,337
6,953
Receivables from securities financing transactions measured at amortized cost
(982)
14,925
Payables from securities financing transactions measured at amortized cost
2,610
1,509
Cash collateral on derivative instruments
(6,790)
(3,533)
Loans and advances to customers
(19,579)
(7,214)
Customer deposits
5,829
(1,952)
Financial assets and liabilities at fair value held for trading and derivative financial instruments
1,088
33,794
Brokerage receivables and payables
7,287
5,294
Financial assets at fair value not held for trading and other financial assets and liabilities
(478)
(11,885)
Provisions and other non-financial assets and liabilities
1,032
(3,275)
Income taxes paid, net of refunds
(686)
(1,331)
Net cash flow from / (used in) operating activities
8,054
20,889
Cash flow from / (used in) investing activities
Purchase of subsidiaries, businesses, associates and intangible assets
(17)
Disposal of subsidiaries, businesses, associates and intangible assets
2
560
3
482
Purchase of property, equipment and software
(1,160)
(1,109)
Disposal of property, equipment and software
81
62
Purchase of financial assets measured at fair value
4
(3,879)
(7,175)
Disposal and redemption of financial assets measured at fair value
4
3,071
2,772
Purchase of debt securities measured at amortized cost
(7,939)
(14,792)
Disposal and redemption of debt securities measured at amortized cost
8,038
5,625
Net cash flow from / (used in) investing activities
(1,227)
(14,150)
Cash flow from / (used in) financing activities
Net issuance (repayment) of short-term debt measured at amortized cost
10,526
3,002
Net movements in treasury shares and own equity derivative activity
(3,189)
(2,073)
Distributions paid on UBS Group AG shares
(3,404)
(2,866)
Issuance of debt designated at fair value and long-term debt measured at amortized cost
84,271
61,836
Repayment of debt designated at fair value and long-term debt measured at amortized cost
(81,180)
(71,129)
Inflows from securities financing transactions measured at amortized cost
5
1,736
565
Outflows from securities financing transactions measured at amortized cost
5
(1,561)
Net cash flows from other financing activities
(400)
(544)
Net cash flow from / (used in) financing activities
8,361
(12,769)
Total cash flow
Cash and cash equivalents at the beginning of the year
231,375
244,090
Net cash flow from / (used in) operating, investing and financing activities
15,188
(6,030)
Effects of exchange rate differences on cash and cash equivalents
1
(3,888)
20,992
Cash and cash equivalents at the end of the year
242,675
259,052
of which: cash and balances at central banks
6
215,716
236,193
of which: amounts due from banks
6
19,629
19,821
of which: money market paper
6,7
7,330
3,039
Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash
20,367
21,679
Interest paid in cash
15,647
19,062
Dividends on equity investments, investment funds and associates received in cash
2
1,332
1,803
1 Foreign currency
translation and foreign
exchange effects on
operating assets and
liabilities and on
cash and cash
equivalents are presented
within the Other
net adjustments line,
with the exception
of foreign
currency hedge effects
related to foreign
exchange swaps,
which are presented
on the line
Financial assets and
liabilities at fair
value held for
trading and
derivative financial
instruments.
2 Includes dividends
received from
associates.
3 Includes
cash proceeds
of USD
506
m from
the sale
of a
50
% interest
in Swisscard.
Refer to
“Note 28
Changes in
organization and
acquisitions and
disposals of
subsidiaries and
businesses” in the “Consolidated financial statements” section of the UBS Group Annual Report 2025 for more information.
4 Includes cash flows in relation to financial assets measured at fair value through other comprehensive income and financial assets
measured at fair value through
profit or loss.
5 Reflects cash flows from securities
financing transactions measured at
amortized cost that use UBS
debt instruments as
the underlying.
6 Includes only balances with an original maturity of three months or less.
7 Money market paper is included in the balance sheet
under Financial assets at fair value not held for trading
(30 June
2026: USD
6,922
m; 30 June 2025:
USD
2,431
m), Other financial
assets measured at
amortized cost
(30 June 2026: USD
377
m; 30 June 2025:
USD
340
m), Financial assets
measured at fair
value through
other
comprehensive income (30 June 2026: USD
0
m; 30 June 2025: USD
140
m) and Financial assets at fair value held for trading (30 June 2026: USD
31
m; 30 June 2025: USD
127
m).

UBS Group 30 June 2026 Interim Report |
Consolidated
financial
statements
| Notes to
the UBS Group
AG interim
consolidated
financial
statements
(unaudited)
61
Notes to the UBS Group AG interim consolidated
financial statements (unaudited)
Note 1
Basis of accounting
Basis of preparation
The
interim
consolidated
financial
statements
(the
financial
statements)
of
UBS Group AG
and
its
subsidiaries
(together, UBS or
the Group) for
the six-month period
ended 30 June 2026
are prepared in
accordance with IFRS
Accounting Standards, as issued by the International Accounting Standards Board (the IASB), and are presented in
US dollars.
These interim
consolidated financial
statements are
prepared in
accordance with
IAS 34,
Interim Financial
Reporting
, and include the consolidated
balance sheet as of 30 June
2026 and the related consolidated
statements
of income, comprehensive
income, changes in
equity and cash
flows for the
six-month period ended
30 June 2026,
as well as accompanying explanatory notes.
In
preparing
these
interim
consolidated
financial
statements,
the
same
accounting
policies
and
methods
of
computation have
been applied
as in
the UBS
Group AG consolidated
annual financial
statements for
the period
ended
31 December
2025,
except
for
changes
described
in
this
Note.
These
interim
consolidated
financial
statements are unaudited and should be read
in conjunction with: the audited consolidated
financial statements in
the UBS Group Annual Report 2025;
the “Management report” sections of
this report, specifically the
disclosures
in the “UBS
Group performance, business
divisions and Group
Items” section of
this report regarding
the O’Connor
business exit and the sale
of UBS’s interest in Swisscard
AECS GmbH; and the information
about these transactions
disclosed in the
UBS Group first
quarter 2026 report.
In the opinion
of management, all
necessary adjustments
have
been made for a fair presentation of the Group’s financial position, results of operations and cash flows.
Preparation
of
these
interim
consolidated
financial
statements
requires
management
to
make
estimates
and
assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities.
These estimates and
assumptions are based
on the best
available information. Actual
results
in the future
could differ from
such estimates and
differences may be
material to the
financial statements. Revisions
to estimates,
based on
regular reviews,
are
recognized in
the period
in which
they occur.
For more
information
about areas of
estimation uncertainty
that are considered
to require critical
judgment, refer to
“Note 1a Material
accounting policies” in the “Consolidated financial statements” section of the UBS Group Annual Report 2025.
Change in interim reporting
Starting from 2026, UBS publishes semi-annual interim financial reports that include interim consolidated financial statements as
of and
for the
six-month period
ending 30 June,
prepared in
accordance with
IAS 34. The
income
statement, the statement of comprehensive income, the
statement of changes in equity and the
statement of cash
flows and
related information
in this
report are
presented on
the basis
of the
six-month periods
ended 30 June
2026
and
30 June
2025.
The
balance
sheet
and
related
information
are
presented
as
of
30 June
2026
and
31 December 2025.
From the first quarter
of 2026 onward, UBS’s
first- and third-quarter financial
reports include consolidated financial
information that is no longer prepared in accordance with IAS 34.
Instead, UBS publishes financial information for
those quarters that is
prepared in accordance with
UBS Group accounting policies, which
are consistent with IFRS
Accounting Standards, but does not include all explanatory notes as required under IAS 34 and therefore does not constitute an “interim
financial report” as
defined by IAS 34.
This change was
intended to improve
efficiency, while
maintaining a high level of transparency for investors.
Amendments to IFRS 9, Financial Instruments , and IFRS 7, Financial Instruments: Disclosures
Effective
from
1 January
2026,
UBS
has
adopted
the
Amendments
to
the
Classification
and
Measurement
of
Financial Instruments
– Amendments
to IFRS 9
and IFRS 7
(the Amendments)
related to
classification of
financial
assets and
derecognition of
financial instruments,
including the
introduction of
an accounting
policy election
to
derecognize
financial
liabilities
settled
through
electronic
transfer
systems
before
the
settlement
date,
if
certain
conditions are met.
The Amendments also
introduced new disclosure
requirements for financial
instruments with
contractual terms that can change
the timing or amount
of contractual cash flows, which
UBS presents in Note 13.
The impact of the Amendments on these interim consolidated financial statements was not material.

UBS Group 30 June 2026 Interim Report |
Consolidated
financial
statements
| Notes to
the UBS Group
AG interim
consolidated
financial
statements
(unaudited)
62
Other amendments to IFRS Accounting Standards
The
IASB
has
issued
new
IFRS
Accounting
Standards
and
a
number
of
minor
amendments
to
IFRS
Accounting
Standards, effective from 1 January
2026 and later. These
do not have or
are not expected to
have a material effect
on UBS when they are adopted.
Currency translation rates
The
following table
shows the
rates
of the
main
currencies
used to
translate
the
financial
information
of
UBS’s
operations with a functional currency other than the US dollar into US dollars.
Currency translation rates
Closing exchange rate Average rate
1
As of For the quarter ended Year-to-date
30.6.26 31.3.26 31.12.25 30.6.25 30.6.26 31.3.26 30.6.25 30.6.26 30.6.25
1 CHF
1.24
1.25
1.26
1.26
1.27
1.28
1.23
1.27
1.17
1 EUR
1.14
1.16
1.17
1.18
1.16
1.17
1.15
1.17
1.10
1 GBP
1.33
1.32
1.35
1.37
1.34
1.35
1.35
1.35
1.31
100 JPY
0.61
0.63
0.64
0.69
0.63
0.63
0.70
0.63
0.68
1 Monthly income statement items of operations with a functional currency other than the US dollar are translated into US dollars using month-end rates. Disclosed average rates for a quarter represent an average of three month-end
rates, weighted
according to
the income
and expense
volumes of
all operations
of the Group
with the
same functional
currency for
each month. Weighted
average rates
for individual
business
divisions may deviate from the weighted average rates for the Group.
Note 2
Segment reporting
UBS’s business divisions are organized globally into
five business divisions: Global Wealth Management, Personal
&
Corporate Banking, Asset Management, the Investment Bank, and Non-core and Legacy. All five business divisions are supported by Group Items and qualify as
reportable segments for the purpose of segment reporting. Together with Group Items they reflect the management structure of the Group.
›
Refer to the “Consolidated financial statements” section of the UBS Group Annual Report 2025 for more information about the Group’s reporting segments
Segment reporting
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy Group Items UBS Group
For the six months ended 30 June 2026
Net interest income
3,714
2,692
(28)
(1,046)
(45)
(570)
4,718
Non-interest income
10,504
2,309
1,556
8,826
78
(47)
23,225
Total revenues
14,218
5,001
1,528
7,781
33
(617)
27,943
Credit loss expense / (release)
7
147
0
110
(74)
1
191
Operating expenses
10,536
2,957
1,097
5,315
465
(52)
20,319
Operating profit / (loss) before tax
3,675
1,897
430
2,355
(358)
(565)
7,434
Tax expense / (benefit)
1,568
Net profit / (loss)
5,866
As of 30 June 2026
Total assets
591,529
472,891
29,077
576,284
19,894
17,608
1,707,284
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy Group Items UBS Group
For the six months ended 30 June 2025
Net interest income
3,413
2,605
(34)
(1,575)
(23)
(791)
3,595
Non-interest income
9,309
1,941
1,547
7,724
225
327
21,074
Total revenues
12,722
4,547
1,513
6,149
202
(465)
24,668
Credit loss expense / (release)
9
167
0
83
6
(1)
263
Operating expenses
10,150
3,078
1,224
4,788
838
2
20,080
Operating profit / (loss) before tax
2,563
1,302
289
1,279
(642)
(465)
4,325
Tax expense / (benefit)
221
Net profit / (loss)
4,105
As of 31 December 2025
Total assets
578,394
479,956
27,357
488,964
25,376
17,380
1,617,427

UBS Group 30 June 2026 Interim Report |
Consolidated
financial
statements
| Notes to
the UBS Group
AG interim
consolidated
financial
statements
(unaudited)
63
Note 3
Net interest income
Net interest income
Year-to-date
USD m 30.6.26 30.6.25
Interest income from loans and deposits
1
11,181
12,345
Interest income from securities financing transactions measured at amortized cost
2
1,443
1,754
Interest income from other financial instruments measured at amortized cost
834
766
Interest income from debt instruments measured at fair value through other comprehensive income
282
71
Interest income from derivative instruments designated as cash flow hedges
(358)
(672)
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
13,382
14,264
Interest expense on loans and deposits
3
5,710
7,280
Interest expense on securities financing transactions measured at amortized cost
4
1,104
967
Interest expense on debt issued
4,751
5,433
Interest expense on lease liabilities
76
85
Total interest expense from financial instruments measured at amortized cost
11,641
13,765
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
1,740
498
Net interest income from financial instruments measured at fair value through profit or loss and other
2,978
3,096
Total net interest income
4,718
3,595
1 Consists of
interest income
from cash and
balances at
central banks,
amounts due
from banks,
and cash collateral
receivables on
derivative instruments,
as well as
negative interest
on amounts due
to banks,
customer deposits,
and cash collateral
payables on derivative
instruments.
2 Includes interest
income on receivables
from securities financing
transactions and negative
interest, including fees,
on payables from
securities financing transactions.
3 Consists of interest expense on amounts due to banks, cash collateral payables on derivative instruments, and customer deposits, as well as negative interest on cash and balances at central banks, amounts
due from banks, and
cash collateral receivables
on derivative instruments.
4 Includes interest expense on
payables from securities financing
transactions and negative interest,
including
fees, on receivables from securities financing transactions.
Note 4
Net fee and commission income
Net fee and commission income
Year-to-date
USD m 30.6.26 30.6.25
Underwriting fees
617
433
M&A and corporate finance fees
497
470
Brokerage fees
3,452
2,636
Portfolio management, investment fund and related services fees
1
10,525
9,412
Other
2
1,733
1,836
Total fee and commission income
3
16,824
14,787
of which: recurring
10,477
9,372
of which: transaction-based
6,305
5,342
of which: performance-based
42
73
Fee and commission expense
4
1,514
1,302
Net fee and commission income
15,310
13,485
of which: recurring net fee and commission income
9,731
8,831
of which: Global Wealth Management
7,328
6,630
of which: Personal & Corporate Banking
900
788
of which: Asset Management
1,420
1,350
of which: transaction-based net fee and commission income
5,537
4,585
of which: Global Wealth Management
2,118
1,713
of which: Personal & Corporate Banking
738
627
of which: Asset Management
17
27
of which: performance-based net fee and commission income
42
69
of which: Asset Management
42
69
1 Fees for portfolio management and related services and investment fund fees are presented on a combined basis. Comparative-period information has been aligned with the information presented for the six-month
period ended 30 June
2026. This category
includes fees earned
on portfolio management
mandates with clients
and management and
performance fees earned
on UBS-managed funds
and third-party-managed
funds.
2 Includes accretion of PPA
adjustments on financial instruments
for the six-month period ended
30 June 2026 of USD
141
m (for the six-month period
ended 30 June 2025: USD
361
m).
3 For the six-
month period ended 30
June 2026 reflects third-party
fee and commission income
of USD
9,944
m for Global Wealth
Management, USD
1,734
m for Personal & Corporate
Banking, USD
2,064
m for Asset Management,
USD
3,044
m for the Investment Bank, USD
7
m for Non-core and Legacy,
and USD
30
m for Group Items (for the
six-month period ended 30 June 2025:
USD
8,759
m for Global Wealth Management,
USD
1,519
m
for Personal & Corporate
Banking, USD
1,922
m for Asset Management, USD
2,493
m for the Investment Bank, USD
76
m for Non-core and Legacy,
and USD
17
m for Group Items).
4 Includes brokerage expense
for the six-month period ended 30 June 2026 of USD
208
m (for the six-month period ended 30 June 2025: USD
168
m).

UBS Group 30 June 2026 Interim Report |
Consolidated
financial
statements
| Notes to
the UBS Group
AG interim
consolidated
financial
statements
(unaudited)
64
Note 5
Other income
Other income
Year-to-date
USD m 30.6.26 30.6.25
Associates, joint ventures and subsidiaries
Net gains / (losses) from acquisitions and disposals of subsidiaries
1
1
98
2
Net gains / (losses) from disposals of investments in associates and joint ventures
163
3
3
Share of net profit / (loss) of associates and joint ventures
110
157
4
Total
274
257
Income from properties
5
20
12
Net gains / (losses) from properties held for sale
8
3
Other
6
(30)
(29)
Total other income
271
243
1 Includes foreign exchange gains / (losses) reclassified
from other comprehensive income related to the disposal
or closure of foreign operations.
2 Includes a gain of USD
97
m recognized upon completion of the
sale of the
US mortgage servicing
business of Credit
Suisse, Select
Portfolio Servicing,
which was
managed in Non-core
and Legacy.
Refer to “Note
28 Changes in
organization and acquisitions
and disposals of
subsidiaries and
businesses” in
the “Consolidated
financial statements”
section of
the UBS
Group Annual
Report 2025
for more
information.
3 Represents a
gain related
to the sale
of UBS’s
50
% interest
in
Swisscard AECS GmbH (Swisscard), a
joint venture in Switzerland
between UBS and American Express
Swiss Holdings GmbH (American
Express), to American Express,
which was managed in
Personal & Corporate
Banking. Refer to “Note 28 Changes in organization and acquisitions and disposals of subsidiaries and businesses” in the “Consolidated financial statements” section of the UBS Group Annual Report 2025 for more information.
4 Includes a
gain of USD
64
m related to
UBS’s share
of the income
recorded by Swisscard
for the sale
of the Credit
Suisse card portfolios
to UBS.
Refer to “Note
28 Changes in
organization and
acquisitions and disposals of subsidiaries and businesses” in the “Consolidated financial statements” section of the UBS Group Annual Report 2025 for more information.
5 Includes rent received from third parties.
6 Includes losses of USD
39
m for the six-month period ended 30 June 2026 related to the repurchasing of UBS’s own debt instruments
(six-month period ended 30 June 2025: losses of USD
62
m).
Note 6
Personnel expenses
Personnel expenses
Year-to-date
USD m 30.6.26 30.6.25
Salaries and variable compensation
1
12,860
11,868
of which: variable compensation – financial advisors
2
3,029
2,744
Contractors
110
152
Social security
896
821
Post-employment benefit plans
602
671
Other personnel expenses
495
497
Total personnel expenses
14,963
14,008
1 Includes role-based allowances.
2 Financial advisor compensation mainly consists of
cash compensation, determined using a formulaic approach
based on production, and deferred awards. It also
includes expenses
related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.
Note 7
General and administrative expenses
General and administrative expenses
Year-to-date
USD m 30.6.26 30.6.25
Outsourcing costs
536
760
Technology costs
1,080
1,166
Consulting, legal and audit fees
400
604
Real estate and logistics costs
456
523
Market data services
324
346
Marketing and communication
216
268
Travel and entertainment
160
163
Litigation, regulatory and similar matters
1
16
(298)
Other
627
781
2
Total general and administrative expenses
3,815
4,312
1 Reflects the net
increase / (decrease) in
provisions for litigation, regulatory
and similar matters recognized
in the income statement,
as well as releases
of acquisition-related contingent liabilities
measured under
IFRS 3. Refer to Note 14b
for more information.
2 Includes a USD
180
m expense related to the payment
to Swisscard for the sale of
the Credit Suisse card portfolios to
UBS. Refer to “Note 28 Changes in organization
and acquisitions and disposals of subsidiaries and businesses” in the “Consolidated financial statements” section of the UBS Group Annual Report 2025 for more information.

UBS Group 30 June 2026 Interim Report |
Consolidated
financial
statements
| Notes to
the UBS Group
AG interim
consolidated
financial
statements
(unaudited)
65
Note 8
Expected credit loss measurement
a) Credit loss expense / release
Total net
credit loss
expenses in
the first
six months
of 2026
were USD
191
m, reflecting
USD
74
m net
expenses
related to performing positions and USD
117
m net expenses on credit-impaired positions.
Net expected
credit loss
expenses on
the performing
portfolio were
mainly driven
by post-model
adjustments of
USD
42
m in the corporate lending portfolio, mainly in the Investment
Bank, reflecting current macroeconomic and
geopolitical uncertainty.
Net
credit
loss
expenses
of
USD
117
m
were
recognized
for
credit-impaired
positions
and
included
a
USD
157
m
release following the repayment of a corporate lending exposure, of which
USD
85
m was in Non-core and Legacy
and USD
72
m in the Investment
Bank. The effect of
this release was more
than offset by net
credit loss expenses,
primarily
related
to
a
small
number
of
corporate
counterparties
across
Personal
&
Corporate
Banking,
the
Investment Bank and Non-core and Legacy.
Credit loss expense / (release)
Performing positions Credit-impaired positions
USD m Stages 1 and 2 Stage 3
Purchased
Total
Year-to-date 30.6.26
Global Wealth Management
(9)
16
0
7
Personal & Corporate Banking
24
122
1
147
Asset Management
0
0
0
0
Investment Bank
59
51
0
110
Non-core and Legacy
0
0
(74)
(74)
Group Items
1
0
0
1
Total
74
189
(73)
191
Year-to-date 30.6.25
Global Wealth Management
(10)
19
(1)
9
Personal & Corporate Banking
14
152
1
167
Asset Management
0
0
0
0
Investment Bank
14
69
0
83
Non-core and Legacy
0
(1)
6
6
Group Items
(1)
0
0
(1)
Total
17
239
7
263

UBS Group 30 June 2026 Interim Report |
Consolidated
financial
statements
| Notes to
the UBS Group
AG interim
consolidated
financial
statements
(unaudited)
66
Note 8
Expected credit loss measurement (continued)
b) Changes to ECL models, scenarios and scenario weights
Scenarios and scenario weights
The expected
credit loss
(ECL) scenarios,
along with
their related
macroeconomic factors
and market
data, were
reviewed in
light of
the economic
and political
conditions prevailing
in the
first half
of 2026
through a
series of
governance meetings, with
input and feedback
from UBS Risk
and Finance experts
across the business
divisions and
regions.
UBS kept the scenarios and scenario weights in
line with those applied in the UBS
Group Annual Report 2025. All
of the scenarios have been updated based on the latest macroeconomic forecasts as of 30 June 2026. The current scenario suite, together with the
applied scenario weightings and the
level of post-model adjustments, is
deemed
appropriate to sufficiently capture prevailing macroeconomic and geopolitical uncertainties. The assumptions on a
calendar-year basis are included in the table below.
The baseline
scenario was
updated with
the latest
macroeconomic forecasts
as of
30 June 2026.
Global growth
and inflation
forecasts have
been adjusted
to reflect
higher energy
prices and
related uncertainty.
However,
the
boom in
AI has
been providing
a meaningful
offset. In
the US,
growth is
expected to
be relatively
resilient, and
inflation is expected
to peak in
the second half
of 2026, reflecting
the lasting effects
of the conflict-related
pressure
in the supply chain. In the Eurozone the outlook is more challenging, with Germany and Italy particularly exposed.
Swiss GDP outlook is below trend, affected by the negative spillovers from the Eurozone.
Compared
with
the
January
2026
baseline,
US
GDP
growth
projections
for
2026
and
2027
have
been
revised
slightly upward. Stronger-than-expected economic performance in the beginning of the year more than offset the
negative effects
of higher
energy
prices. In
the Eurozone
the Iran
conflict
has contributed
to lower
growth and
higher inflation, and in Switzerland GDP growth is also slightly weaker and inflation slightly higher in 2026 than in the January baseline.
Equity forecasts for
2026 have been
revised upward across
developed economies. The
revision
for European stocks
reflects the improved
earnings outlook at
the beginning of
2026, while US
stocks have been
supported by strong
technology-sector results. Oil
price forecasts for
2026 and 2027
have been adjusted
upward
in 2026 and 2027 to reflect the situation in Iran.
The
downside
scenario
set
is
unchanged,
with
global
trade
war
remaining
the
binding
scenario
and
moderate
stagflation
crisis
the secondary
downside scenario.
While
the underlying
narratives
remain unchanged,
brent
oil
price assumptions
for 2026
and 2027
were recalibrated
to reflect
recent geopolitical
developments and
the ongoing
conflicts in the Middle East, resulting in a higher energy price profile.
Comparison of shock factors
Baseline
Key parameters 2025 2026 2027
Real GDP growth (annual percentage change)
US
2.1
2.2
2.1
Eurozone
1.5
0.8
1.2
Switzerland
1.4
1.1
1.1
Unemployment rate (%, annual average)
US
4.2
4.5
4.5
Eurozone
6.3
6.4
6.3
Switzerland
2.8
3.1
3.0
Fixed income: 10-year government bonds (%, Q4)
USD
4.2
4.5
4.5
EUR
2.9
2.9
3.0
CHF
0.3
0.3
0.4
Real estate (annual percentage change, Q4)
US
1.3
2.0
3.1
Eurozone
5.0
3.8
4.1
Switzerland
3.8
2.5
2.0
Economic scenarios and weights applied
Assigned weights in %
ECL scenario 30.6.26 31.12.25 30.6.25
Asset price appreciation
5.0
5.0
5.0
Baseline
50.0
50.0
50.0
Moderate stagflation crisis
30.0
30.0
0.0
Global trade war
15.0
15.0
0.0
Mild stagflation crisis
0.0
0.0
30.0
Global crisis
0.0
0.0
15.0

UBS Group 30 June 2026 Interim Report |
Consolidated
financial
statements
| Notes to
the UBS Group
AG interim
consolidated
financial
statements
(unaudited)
67
Note 8
Expected credit loss measurement (continued)
c) ECL-relevant balance sheet and off-balance sheet positions including ECL allowances and provisions
The following tables provide
information about financial instruments
and certain non-financial instruments
that are
subject
to
ECL
requirements.
For
amortized-cost
instruments,
the
carrying
amount
represents
the
maximum
exposure to credit
risk, taking into
account the allowance
for credit losses.
Financial assets measured
at fair value
through other comprehensive income (FVOCI) are
also subject to ECL; however, unlike amortized-cost
instruments,
the allowance for
credit losses for
FVOCI instruments does
not reduce the
carrying amount of
these financial assets.
Instead, the carrying
amount of financial
assets measured at
FVOCI represents the
maximum exposure to
credit risk.
In addition to recognized financial assets,
certain off-balance sheet financial instruments and
other credit lines are
also subject to
ECL. The maximum
exposure to credit
risk for off-balance
sheet financial instruments
is calculated
based on notional amounts.
ECL-relevant balance sheet and off-balance sheet positions
USD m 30.6.26
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
2
Cash and balances at central banks
215,716
215,693
20
0
3
(90)
0
(29)
0
(61)
Amounts due from banks
20,963
20,795
163
5
0
(3)
0
(3)
0
0
Receivables from securities financing transactions measured at amortized cost
83,553
83,553
0
0
0
(1)
(1)
0
0
0
Cash collateral receivables on derivative instruments
51,314
51,314
0
0
0
0
0
0
0
0
Loans and advances to customers
662,901
629,774
28,344
4,209
574
(2,510)
(364)
(286)
(1,648)
(212)
of which: Private clients with mortgages
287,595
273,949
11,978
1,601
67
(135)
(41)
(23)
(70)
(1)
of which: Real estate financing
93,064
85,357
7,292
379
35
(67)
(26)
(26)
(14)
(1)
of which: Large corporate clients
26,646
23,146
2,839
658
3
(666)
(103)
(101)
(346)
(116)
of which: SME clients
23,551
19,553
2,601
981
416
(1,119)
(92)
(86)
(886)
(54)
of which: Lombard
165,904
165,537
0
365
2
(57)
(5)
0
(47)
(5)
of which: Credit cards
2,535
1,934
550
51
0
(53)
(7)
(13)
(33)
0
of which: Commodity trade finance
5,498
4,726
772
0
0
(101)
(9)
0
(88)
(4)
of which: Ship / aircraft financing
9,077
8,139
869
69
0
(11)
(7)
(4)
0
0
of which: Consumer financing
2,994
2,740
121
86
46
(146)
(29)
(25)
(97)
4
Other financial assets measured at amortized cost
72,267
71,075
926
268
0
(141)
(31)
(15)
(91)
(3)
of which: Loans to financial advisors
2,947
2,806
48
93
0
(35)
(4)
(1)
(31)
0
Total financial assets measured at amortized cost
1,106,715
1,072,204
29,454
4,482
576
(2,746)
(397)
(333)
(1,739)
(277)
Financial assets measured at fair value through other comprehensive income
14,517
14,517
0
0
0
0
0
0
0
0
Total on-balance sheet financial assets in scope of ECL requirements
1,121,232
1,086,721
29,454
4,482
576
(2,746)
(397)
(333)
(1,739)
(277)
Notional exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
2
Guarantees
44,497
41,980
2,348
164
4
(76)
(16)
(24)
(37)
0
of which: Large corporate clients
7,140
5,645
1,460
31
4
(21)
(8)
(7)
(6)
0
of which: SME clients
3,513
3,034
392
88
0
(41)
(4)
(15)
(22)
0
of which: Financial intermediaries and hedge funds
26,498
26,224
254
21
0
(1)
(1)
0
0
0
of which: Lombard
3,316
3,291
0
25
0
(2)
0
0
(2)
0
of which: Commodity trade finance
5
5
0
0
0
0
0
0
0
0
Irrevocable loan commitments
86,509
82,219
3,843
441
5
(293)
(119)
(83)
(88)
(3)
of which: Large corporate clients
48,757
45,152
3,269
331
5
(264)
(98)
(80)
(82)
(3)
Forward starting reverse repurchase and securities borrowing agreements
9,806
9,806
0
0
0
0
0
0
0
0
Committed unconditionally revocable credit lines
54,536
50,673
3,739
124
0
(68)
(53)
(14)
0
0
of which: Real estate financing
6,733
5,461
1,272
0
0
(4)
(3)
(1)
0
0
of which: Large corporate clients
9,650
8,824
824
1
0
(13)
(8)
(4)
0
0
of which: SME clients
10,791
10,181
498
112
0
(33)
(25)
(7)
0
0
of which: Lombard
3
2,146
2,146
0
0
0
0
0
0
0
0
of which: Credit cards
12,800
12,158
638
3
0
(9)
(7)
(2)
0
0
Irrevocable committed prolongation of existing loans
8,620
8,603
15
2
0
(6)
(5)
(1)
0
0
Total off-balance sheet financial instruments and other credit lines
203,968
193,281
9,946
731
10
(443)
(192)
(122)
(125)
(3)
Total allowances and provisions
(3,189)
(589)
(456)
(1,864)
(280)
1 The carrying
amount of financial
assets measured at
amortized cost represents
the total gross
exposure net of
the respective ECL
allowances.
2 Positive
amounts in these
columns are representative
of a net
improvement in credit quality since the acquisition of the respective financial instrument.
3 Committed unconditionally revocable credit lines decreased by USD
65.2
bn, primarily in Global Wealth Management and
mainly driven by certain Lombard
facilities becoming uncommitted either following
changes to certain contractual terms in
the course of client account
migrations or by a refinement
of UBS’s definition of a commitment.

UBS Group 30 June 2026 Interim Report |
Consolidated
financial
statements
| Notes to
the UBS Group
AG interim
consolidated
financial
statements
(unaudited)
68
Note 8
Expected credit loss measurement (continued)
ECL-relevant balance sheet and off-balance sheet positions
USD m 31.12.25
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
2
Cash and balances at central banks
209,858
209,606
21
0
231
(81)
0
(29)
0
(52)
Amounts due from banks
19,649
19,525
124
0
0
(14)
(9)
(5)
0
0
Receivables from securities financing transactions measured at amortized cost
83,656
83,656
0
0
0
(1)
(1)
0
0
0
Cash collateral receivables on derivative instruments
41,552
41,552
0
0
0
0
0
0
0
0
Loans and advances to customers
653,846
624,137
25,155
3,947
607
(2,490)
(353)
(271)
(1,629)
(237)
of which: Private clients with mortgages
287,424
276,377
9,599
1,400
49
(124)
(44)
(18)
(55)
(6)
of which: Real estate financing
92,334
86,954
5,261
111
8
(67)
(26)
(30)
(11)
0
of which: Large corporate clients
26,752
22,954
2,886
700
213
(762)
(116)
(94)
(413)
(139)
of which: SME clients
23,805
19,883
2,521
1,238
163
(1,068)
(80)
(81)
(872)
(36)
of which: Lombard
165,320
164,874
169
212
64
(64)
(6)
0
(27)
(31)
of which: Credit cards
2,408
1,860
501
47
0
(48)
(7)
(12)
(29)
0
of which: Commodity trade finance
4,849
3,570
1,274
5
0
(94)
(8)
0
(80)
(6)
of which: Ship / aircraft financing
8,753
7,609
1,025
119
0
(17)
(9)
(8)
0
0
of which: Consumer financing
2,966
2,677
130
92
67
(136)
(19)
(24)
(92)
0
Other financial assets measured at amortized cost
71,897
70,427
1,247
220
3
(124)
(29)
(9)
(86)
0
of which: Loans to financial advisors
2,716
2,567
53
95
0
(34)
(3)
(1)
(30)
0
Total financial assets measured at amortized cost
1,080,458
1,048,903
26,546
4,167
841
(2,711)
(392)
(314)
(1,715)
(289)
Financial assets measured at fair value through other comprehensive income
13,868
13,868
0
0
0
0
0
0
0
0
Total on-balance sheet financial assets in scope of ECL requirements
1,094,326
1,062,771
26,546
4,167
841
(2,711)
(392)
(314)
(1,715)
(289)
Total exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
2
Guarantees
47,102
45,512
1,448
120
22
(50)
(15)
(22)
(13)
0
of which: Large corporate clients
7,388
6,446
916
17
9
(17)
(7)
(6)
(4)
0
of which: SME clients
3,134
2,834
228
67
5
(24)
(5)
(15)
(4)
0
of which: Financial intermediaries and hedge funds
29,411
29,288
123
0
0
(1)
(1)
0
0
0
of which: Lombard
3,537
3,505
1
31
0
(2)
0
0
(1)
0
of which: Commodity trade finance
2,252
2,152
100
0
0
(1)
(1)
0
0
0
Irrevocable loan commitments
82,122
77,976
3,938
174
35
(227)
(114)
(77)
(27)
(9)
of which: Large corporate clients
50,000
46,556
3,292
118
35
(184)
(91)
(72)
(19)
(2)
Forward starting reverse repurchase and securities borrowing agreements
10,723
10,723
0
0
0
0
0
0
0
0
Unconditionally revocable loan commitments
119,679
115,982
3,449
248
0
(67)
(51)
(16)
0
0
of which: Real estate financing
6,433
5,291
1,041
101
0
(3)
(5)
1
0
0
of which: Large corporate clients
11,393
10,737
650
6
0
(15)
(7)
(6)
(2)
0
of which: SME clients
11,814
11,278
418
118
0
(31)
(24)
(7)
0
0
of which: Lombard
60,500
60,435
63
1
0
0
0
0
0
0
of which: Credit cards
12,943
12,361
578
4
0
(9)
(7)
(2)
0
0
Irrevocable committed prolongation of existing loans
8,178
8,141
32
5
0
(3)
(3)
0
0
0
Total off-balance sheet financial instruments and other credit lines
267,803
258,333
8,867
546
57
(347)
(184)
(115)
(40)
(9)
Total allowances and provisions
(3,058)
(576)
(428)
(1,756)
(298)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.
2 Negative balances are representative of a net improvement in credit quality since the acquisition of the respective financial instrument, which is reflected as a negative ECL allowance.

UBS Group 30 June 2026 Interim Report |
Consolidated
financial
statements
| Notes to
the UBS Group
AG interim
consolidated
financial
statements
(unaudited)
69
Note 8
Expected credit loss measurement (continued)
The table below
provides information about
the exposures subject to
ECL and the
ECL coverage ratio
for UBS’s core
loan portfolios (i.e.
Loans and
advances to customers
and
Loans to financial
advisors
) and relevant
off-balance sheet
exposures.
Cash and
balances at
central
banks
,
Amounts due
from
banks
,
Receivables from
securities
financing
transactions ,
Cash
collateral
receivables
on
derivative
instruments
and
Financial
assets
measured
at
fair
value
through other comprehensive income
are not included in the table below, due to their lower sensitivity to ECL.
ECL coverage ratios are
calculated by dividing ECL
allowances and provisions by
the gross carrying amount
of the
corresponding on-balance sheet exposures or by the notional amount of the off-balance sheet exposures.
The overall coverage
ratio for performing
positions increased by
1
basis point to
11
basis points as
of 30 June 2026.
Compared with 31 December 2025, the coverage ratio for performing positions related to real estate lending (on-
balance
sheet)
was
unchanged
at
3
basis
points,
and
the
coverage
ratio
for
performing
positions
related
to
corporate lending (on-balance sheet) increased by
3
basis points to
79
basis points.
Coverage ratios for core loan portfolio
30.6.26
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stages 1&2 Stage 3 PCI
Private clients with mortgages
287,730
273,990
12,002
1,671
67
5
1
19
2
417
87
Real estate financing
93,130
85,384
7,318
393
36
7
3
35
6
351
243
Total real estate lending
380,860
359,374
19,319
2,064
103
5
2
25
3
404
142
Large corporate clients
27,312
23,249
2,940
1,004
119
244
44
345
78
3,449
9,750
SME clients
24,670
19,645
2,687
1,868
470
454
47
320
80
4,746
1,157
Total corporate lending
51,982
42,894
5,627
2,872
589
343
45
333
79
4,292
2,891
Lombard
165,962
165,542
0
412
7
3
0
0
0
1,137
6,972
Credit cards
2,588
1,941
564
83
0
204
37
233
81
3,905
0
Commodity trade finance
5,592
4,736
772
84
0
180
20
2
17
0
0
Ship / aircraft financing
9,089
8,146
874
69
0
12
8
50
12
0
0
Consumer financing
3,139
2,769
146
183
42
464
103
1,696
183
5,295
0
Other loans and advances to customers
46,207
44,736
1,328
90
53
34
10
56
11
7,636
6,710
Loans to financial advisors
2,982
2,809
49
124
0
118
13
195
16
2,465
0
Total other lending
235,559
230,679
3,733
1,045
102
24
5
136
7
3,470
3,947
Total
1
668,402
632,947
28,680
5,981
794
38
6
100
10
2,807
2,669
Notional exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stages 1&2 Stage 3 PCI
Private clients with mortgages
15,646
15,348
295
3
0
4
3
45
4
0
0
Real estate financing
8,561
7,280
1,282
0
0
6
12
0
6
0
0
Total real estate lending
24,207
22,628
1,577
3
0
5
6
0
5
0
0
Large corporate clients
65,722
59,797
5,553
362
10
45
19
164
32
2,432
3,489
SME clients
16,914
15,616
998
300
0
51
23
277
38
747
0
Total corporate lending
82,636
75,412
6,552
663
10
46
20
181
33
1,669
3,489
Lombard
2
8,329
8,304
0
25
0
4
1
0
1
875
0
Credit cards
12,800
12,158
638
3
0
7
6
36
7
0
0
Commodity trade finance
1,619
1,619
0
0
0
0
2
0
3
0
0
Ship / aircraft financing
1,602
1,562
40
0
0
6
0
216
6
0
0
Consumer financing
165
165
0
0
0
0
0
0
0
0
0
Financial intermediaries and hedge funds
29,450
28,817
611
21
0
2
2
4
2
0
0
Other off-balance sheet commitments
33,355
32,810
527
17
0
10
5
35
5
8,311
0
Total other lending
87,319
85,435
1,817
66
0
5
3
29
4
2,113
0
Total
3
194,162
183,475
9,946
731
10
23
10
123
16
1,703
3,489
Total on- and off-balance sheet
4
862,564
816,422
38,625
6,712
804
35
7
106
11
2,687
2,679
1 Includes Loans and advances to customers and Loans to financial advisors, which are presented on the balance sheet line Other financial assets measured at amortized cost.
2 Committed unconditionally revocable
credit lines decreased by USD
65.2
bn, primarily in Global Wealth Management and mainly driven by certain Lombard facilities becoming uncommitted either following changes to certain contractual terms in the course of client account migrations
or by a refinement
of UBS’s definition
of a commitment.
3 Excludes Forward starting
reverse repurchase and securities
borrowing agreements.
4 Includes on-balance sheet
exposure,
gross and off-balance sheet exposure (notional) and the related ECL coverage ratio (bps).

UBS Group 30 June 2026 Interim Report |
Consolidated
financial
statements
| Notes to
the UBS Group
AG interim
consolidated
financial
statements
(unaudited)
70
Note 8
Expected credit loss measurement (continued)
Coverage ratios for core loan portfolio
31.12.25
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stages 1&2 Stage 3 PCI
Private clients with mortgages
287,548
276,421
9,617
1,455
55
4
2
19
2
380
1,162
Real estate financing
92,401
86,979
5,292
122
8
7
3
57
6
871
540
Total real estate lending
379,949
363,401
14,908
1,577
64
5
2
32
3
418
1,079
Large corporate clients
27,514
23,069
2,980
1,113
352
277
50
315
80
3,711
3,956
SME clients
24,873
19,964
2,602
2,109
198
429
40
310
71
4,132
1,793
Total corporate lending
52,387
43,033
5,581
3,222
550
349
46
313
76
3,986
3,177
Lombard
165,384
164,880
169
239
95
4
0
0
0
1,140
3,246
Credit cards
2,456
1,867
513
76
0
197
37
234
80
3,867
0
Commodity trade finance
4,943
3,584
1,274
86
0
190
22
2
17
9,379
0
Ship / aircraft financing
8,771
7,618
1,033
119
0
20
12
77
20
0
0
Consumer financing
3,102
2,696
154
184
68
439
70
1,590
152
5,012
58
Other loans and advances to customers
39,344
37,402
1,792
73
77
28
10
17
10
6,779
2,484
Loans to financial advisors
2,750
2,571
54
125
0
125
12
141
15
2,431
0
Total other lending
226,750
220,618
4,990
903
239
22
4
97
6
3,425
2,328
Total
1
659,086
627,051
25,479
5,702
853
38
6
107
10
2,911
2,782
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stages 1&2 Stage 3 PCI
Private clients with mortgages
13,016
12,757
245
13
0
3
2
16
3
0
0
Real estate financing
7,743
6,591
1,051
101
0
7
13
0
7
0
0
Total real estate lending
20,758
19,348
1,296
114
0
4
6
0
4
0
0
Large corporate clients
68,798
63,753
4,860
141
43
31
17
173
28
1,718
377
SME clients
16,511
15,531
732
242
5
46
23
386
39
275
9,581
Total corporate lending
85,308
79,284
5,592
383
48
34
18
201
30
807
1,353
Lombard
65,395
65,298
64
33
0
2
0
0
0
2,151
0
Credit cards
12,943
12,361
578
4
0
7
6
34
7
0
0
Commodity trade finance
2,613
2,512
101
0
0
5
5
6
5
0
0
Ship / aircraft financing
1,968
1,770
198
0
0
11
2
89
11
0
0
Consumer financing
153
153
0
0
0
0
0
0
0
0
0
Financial intermediaries and hedge funds
34,281
33,880
401
0
0
1
1
5
1
0
0
Other off-balance sheet commitments
33,659
33,004
635
12
8
6
5
19
5
1,781
2,438
Total other lending
151,013
148,978
1,978
48
8
3
2
26
2
1,882
2,438
Total
2
257,080
247,610
8,867
546
57
13
7
129
12
733
1,510
Total on- and off-balance sheet
3
916,166
874,662
34,346
6,248
910
31
6
112
10
2,720
2,703
1 Includes Loans and advances
to customers and Loans to
financial advisors, which are
presented on the balance sheet
line Other financial assets measured
at amortized cost.
2 Excludes Forward starting
reverse
repurchase and securities borrowing agreements.
3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional) and the related
ECL coverage ratio (bps).

UBS Group 30 June 2026 Interim Report |
Consolidated
financial
statements
| Notes to
the UBS Group
AG interim
consolidated
financial
statements
(unaudited)
71
Note 9
Fair value measurement
a) Fair value hierarchy
The fair
value hierarchy
classification of
financial and
non-financial assets
and liabilities
measured at
fair value
is
summarized in the table below.
During
the
first
six
months
of
2026,
assets
and
liabilities
that
were
transferred
from
Level 2
to
Level 1,
or
from
Level 1 to Level 2, and were held for the entire reporting period were not material.
Determination of fair values from quoted market prices or valuation techniques
1
30.6.26 31.12.25
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial assets measured at fair value on a recurring basis
Financial assets at fair value held for trading
146,714
29,092
3,389
179,195
143,009
29,358
2,333
174,699
of which: Equity instruments
128,278
761
196
129,234
127,455
538
151
128,144
of which: Government bills / bonds
8,685
4,675
1
13,361
6,868
4,298
2
11,168
of which: Investment fund units
9,651
1,238
143
11,032
8,319
1,287
71
9,677
of which: Corporate and municipal bonds
100
19,913
1,141
21,154
367
21,208
874
22,449
of which: Loans
0
2,242
1,417
3,660
0
1,703
1,111
2,814
of which: Asset-backed securities
1
262
120
383
0
324
123
447
Derivative financial instruments
1,369
188,983
2,806
193,158
581
143,966
3,230
147,778
of which: Foreign exchange
404
61,457
337
62,198
293
48,056
306
48,655
of which: Interest rate
0
32,492
813
33,304
0
33,631
1,159
34,789
of which: Equity / index
0
84,356
1,258
85,614
0
49,379
1,435
50,814
of which: Credit
0
3,956
395
4,350
0
3,587
323
3,910
of which: Commodities
0
6,599
2
6,601
3
9,239
5
9,247
Brokerage receivables
0
44,704
0
44,704
0
35,579
0
35,579
Financial assets at fair value not held for trading
49,279
54,958
9,750
113,987
47,564
51,097
8,913
107,575
of which: Financial assets for unit-linked investment contracts
22,633
61
0
22,694
20,776
145
0
20,922
of which: Corporate and municipal bonds
164
19,617
163
19,944
0
16,936
89
17,026
of which: Government bills / bonds
25,328
6,567
0
31,895
26,208
6,147
0
32,355
of which: Loans
0
5,296
5,422
10,718
0
5,760
4,226
9,987
of which: Securities financing transactions
0
21,755
968
22,724
0
20,553
937
21,490
of which: Asset-backed securities
0
1,325
431
1,756
0
1,002
480
1,482
of which: Auction rate securities
0
0
0
0
0
0
191
191
of which: Investment fund units
1,123
186
598
1,907
480
381
678
1,539
of which: Equity instruments
31
0
2,093
2,124
100
0
2,082
2,182
Financial assets measured at fair value through other comprehensive income on a recurring basis
Financial assets measured at fair value through other comprehensive income
12,266
2,251
0
14,517
11,735
2,133
0
13,868
of which: Government bills / bonds
12,162
246
0
12,409
11,659
0
0
11,659
of which: Commercial paper and certificates of deposit
0
1,817
0
1,817
0
1,944
0
1,944
of which: Corporate and municipal bonds
104
188
0
292
76
189
0
265
Non-financial assets measured at fair value on a recurring basis
Precious metals and other physical commodities
12,287
0
0
12,287
12,996
0
0
12,996
Non-financial assets measured at fair value on a non-recurring basis
Other non-financial assets
2
0
0
58
58
0
0
62
62
Total assets measured at fair value
221,915
319,988
16,002
557,905
215,886
262,133
14,538
492,557

UBS Group 30 June 2026 Interim Report |
Consolidated
financial
statements
| Notes to
the UBS Group
AG interim
consolidated
financial
statements
(unaudited)
72
Note 9
Fair value measurement (continued)
Determination of fair values from quoted market prices or valuation techniques (continued)
1
30.6.26 31.12.25
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial liabilities measured at fair value on a recurring basis
Financial liabilities at fair value held for trading
48,709
13,120
53
61,882
39,315
14,278
107
53,700
of which: Equity instruments
40,106
427
48
40,581
32,533
135
65
32,734
of which: Corporate and municipal bonds
8
10,226
3
10,237
12
11,818
37
11,867
of which: Government bills / bonds
6,725
2,091
0
8,815
4,894
2,007
0
6,901
of which: Investment fund units
1,864
252
1
2,117
1,874
177
3
2,054
Derivative financial instruments
1,422
192,561
5,353
199,336
688
150,575
4,981
156,243
of which: Foreign exchange
427
56,740
101
57,268
346
49,473
77
49,895
of which: Interest rate
0
27,883
287
28,169
0
30,539
317
30,856
of which: Equity / index
0
97,427
4,375
101,802
0
58,396
4,224
62,620
of which: Credit
0
4,849
544
5,393
0
4,052
314
4,366
of which: Commodities
0
5,589
16
5,605
2
8,024
16
8,043
of which: Loan commitments measured at FVTPL
0
8
30
37
0
6
26
33
Financial liabilities designated at fair value on a recurring basis
Brokerage payables designated at fair value
0
78,536
0
78,536
0
62,202
0
62,202
Debt issued designated at fair value
0
108,708
12,467
121,175
0
101,103
12,691
113,794
Other financial liabilities designated at fair value
0
28,502
1,324
29,826
0
26,548
1,636
28,184
of which: Financial liabilities related to unit-linked investment contracts
0
22,838
0
22,838
0
21,052
0
21,052
of which: Securities financing transactions
0
3,816
443
4,259
0
3,389
459
3,848
of which: Over-the-counter debt instruments and others
0
1,849
881
2,730
0
2,107
1,177
3,284
Total liabilities measured at fair value
50,131
421,427
19,197
490,755
40,003
354,706
19,415
414,123
1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are not included in this table. The fair value of these derivatives was not material for the periods presented.
2 Other non-financial assets primarily consist of properties and other non-current assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.
b) Valuation adjustments
The table below summarizes the changes in deferred day-1 profit or loss reserves during the relevant period.
Deferred day-1 profit or loss is generally released into
Other net income
from financial
instruments
measured at
fair
value
through
profit
or
loss
when
the
pricing
of
equivalent
products
or
the
underlying
parameters
become
observable or when the transaction is closed out.
Deferred day-1 profit or loss reserves
Year-to-date
USD m 30.6.26 30.6.25
Reserve balance at the beginning of the period
446
421
Profit / (loss) deferred on new transactions
191
133
(Profit) / loss recognized in the income statement
(166)
(135)
Foreign currency translation
0
(2)
Reserve balance at the end of the period
472
417
The table below summarizes other valuation adjustment reserves recognized on the balance sheet.
Other valuation adjustment reserves on the balance sheet
As of
USD m 30.6.26 31.12.25
Own credit adjustments on financial liabilities designated at fair value
1
(1,368)
(1,665)
of which: debt issued designated at fair value
(1,332)
(1,681)
of which: other financial liabilities designated at fair value
(36)
16
Credit valuation adjustments
2
(24)
(29)
Funding and debit valuation adjustments
(70)
(50)
Other valuation adjustments
(742)
(741)
of which: liquidity
(508)
(524)
of which: model uncertainty
(233)
(217)
1 Own credit adjustments on financial liabilities designated at fair value includes amounts for TLAC notes.
2 Amount does not include reserves against defaulted counterparties.

UBS Group 30 June 2026 Interim Report |
Consolidated
financial
statements
| Notes to
the UBS Group
AG interim
consolidated
financial
statements
(unaudited)
73
Note 9
Fair value measurement (continued)
c) Level 3 instruments: valuation techniques and inputs
The
table
below
presents
material
Level 3
assets
and
liabilities,
together
with
the
valuation
techniques
used
to
measure fair
value, as
well as the
inputs used in
a given
valuation technique that
are considered
significant as of
30 June 2026 and unobservable, and a range of values for those unobservable inputs.
The range of values represents
the highest-
and lowest-level inputs used
in the valuation techniques.
Therefore,
the
range does not
reflect the
level of uncertainty
regarding a
particular
input or an assessment
of the reasonableness
of
the Group’s estimates
and assumptions,
but rather the different
underlying characteristics
of the relevant assets
and
liabilities
held by the
Group.
The significant unobservable inputs
disclosed in the table
below are consistent with
those included in “Note 20
Fair
value measurement” in the “Consolidated financial statements” section of the UBS Group Annual Report 2025.
Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
Fair value
Significant unobservable
input(s)
1
Range of inputs
Assets Liabilities
Valuation
technique(s)
30.6.26 31.12.25
USD bn 30.6.26 31.12.25 30.6.26 31.12.25 low high
weighted
average
2
low high
weighted
average
2
unit
1
Financial assets and liabilities at fair value held for trading and Financial assets at fair value not held for trading
Corporate and municipal
bonds
1.3
1.0
0.0
0.0
Relative value to
market comparable Bond price equivalent
9
103
93
11
104
80
points
Loans at fair value (held
for trading and not held for
trading) and guarantees
3
6.9
5.6
0.0
0.0
Relative value to
market comparable Loan price equivalent
4
100
96
19
101
87
points
Discounted expected
cash flows Credit spread
275
275
275
233
277
277
basis
points
Market comparable
and securitization
model Credit spread
75
1,915
248
85
1,965
323
basis
points
Investment fund units
4
0.7
0.7
0.0
0.0
Relative value to
market comparable Net asset value
Equity instruments
4
2.3
2.2
0.0
0.1
Relative value to
market comparable Price
Securities financing
transactions
1.0
0.9
0.4
0.5
Discounted expected
cash flows Funding spread
95
181
95
166
basis
points
Debt issued designated at
fair value and Other
financial liabilities
designated at fair value
3
13.3
13.9
Derivative financial instruments
Interest rate
0.8
1.2
0.3
0.3
Option model Volatility of interest rates
61
80
61
85
basis
points
Credit
0.4
0.3
0.5
0.3
Discounted expected
cash flows
Credit spreads
4
1,040
3
1,040
basis
points
Recovery rates
4
60
4
60
%
Option model Recovery rates
0
40
0
40
%
Equity / index
1.3
1.4
4.4
4.2
Option model Equity dividend yields
0
9
0
11
%
Volatility of equity stocks,
equity and other indices
4
195
3
104
%
Equity-to-FX correlation
(65)
70
(65)
70
%
Equity-to-equity
correlation
13
100
(10)
100
%
Loan commitments
measured at FVTPL
0.0
0.0
Relative value to
market comparable
Loan price equivalent
66
100
80
100
points
1 The ranges of significant unobservable
inputs are represented in points, percentages and
basis points. Points are
a percentage of par (e.g. 100 points
would be 100% of par).
2 Weighted averages are provided
for most
non-derivative financial
instruments and
were calculated
by weighting
inputs based
on the
fair values
of the
respective instruments.
Weighted averages
are not
provided for
inputs related
to Securities
financing transactions and Derivative financial instruments, as this would not be meaningful.
3 Excludes securities financing transactions. Debt issued designated at fair value and Other financial liabilities designated
at fair value primarily consists of UBS AG structured notes, which include variable maturity notes with various equity and foreign exchange underlying risks, as well as rates-linked and credit-linked notes, all of which
have embedded derivative parameters that are
considered to be unobservable. The derivative instrument parameters for debt issued designated at
fair value, embedded derivatives for over-the-counter debt instruments reported under Other
financial liabilities designated
at fair value
and funded derivatives
reported under Loans
at fair value
(held for trading
and not held
for trading) are
presented in the
corresponding derivative
financial instruments lines in this table.
4 The range of inputs is not disclosed, as there is a dispersion of values given the diverse nature of the investments.

UBS Group 30 June 2026 Interim Report |
Consolidated
financial
statements
| Notes to
the UBS Group
AG interim
consolidated
financial
statements
(unaudited)
74
Note 9
Fair value measurement (continued)
d) Level 3 instruments: sensitivity to changes in unobservable input assumptions
The table below summarizes those
financial assets and liabilities classified
as Level 3 for which a
change in one or
more
of
the unobservable
inputs to
reflect
reasonably possible
alternative assumptions
would
change
fair value
significantly, and the estimated effect thereof.
The
sensitivity
data
shown
below
presents
an
estimation
of
valuation
uncertainty
based
on
reasonably
possible
alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically,
these financial
assets and
liabilities are
sensitive to
a combination
of inputs
from Levels 1–3.
Although well-defined
interdependencies may
exist between
Level 1 / 2 parameters
and Level 3
parameters (e.g.
between interest rates, which
are generally Level 1 or
Level 2, and prepayments, which
are generally Level 3), these
have not been incorporated in the table. Furthermore,
direct interrelationships between the Level 3 parameters are not a significant element of the valuation uncertainty.
Sensitivity of fair value measurements to changes in unobservable input assumptions
1
30.6.26 31.12.25
USD m
Favorable
changes
Unfavorable
changes
Favorable
changes
Unfavorable
changes
Loans at fair value (held for trading and not held for trading) and guarantees
2
32
(49)
79
(67)
Securities financing transactions
14
(22)
16
(8)
Auction rate securities
0
0
8
(4)
Asset-backed securities
19
(15)
15
(15)
Equity instruments
3
194
(194)
414
(389)
Investment fund units
180
(181)
204
(206)
Loan commitments measured at FVTPL
16
(26)
15
(25)
Interest rate derivatives, net
31
(24)
52
(23)
Credit derivatives, net
23
(49)
25
(55)
Foreign exchange derivatives, net
6
(5)
9
(6)
Equity / index derivatives, net
809
(705)
667
(570)
Other
242
(119)
206
(83)
Total
1,567
(1,389)
1,710
(1,452)
1 Sensitivity of issued and over-the-counter debt instruments is reported with the equivalent derivative or
Other.
2 Sensitivity of funded derivatives is reported under equivalent derivatives.
3 Sensitivity decreased
due to refinements applied in estimating valuation uncertainty.
e) Level 3 instruments: movements during the period
The table below presents additional information about material Level 3 assets and liabilities measured at fair value
on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the
fair
value
hierarchy
and,
as
a
result,
realized
and
unrealized
gains
and
losses
included
in
the
table
may
not
include the effect of
related hedging activity. Furthermore,
the realized and unrealized
gains and losses presented
in the table are not limited solely
to those arising from Level 3 inputs, as
valuations are generally derived from both
observable and unobservable parameters.
Assets
and
liabilities
transferred
into
or
out
of
Level 3
are
presented
as
if
those
assets
or
liabilities
had
been
transferred on 1 January 2026.

UBS Group 30 June 2026 Interim Report |
Consolidated
financial
statements
| Notes to
the UBS Group
AG interim
consolidated
financial
statements
(unaudited)
75
Note 9
Fair value measurement (continued)
Movements of Level 3 instruments
USD bn
Balance
at the
beginning
of the
period
Net gains /
losses
included in
compre-
hensive
income
1
of which:
related to
instruments
held at the
end of the
period Purchases Sales Issuances Settlements
Transfers
into
Level 3
Transfers
out of
Level 3
Foreign
currency
translation
Balance
at the
end
of the
period
For the six months ended 30 June 2026
2
Financial assets at fair value held for
trading
2.3
(0.0)
(0.0)
0.9
(0.7)
1.0
(0.4)
0.7
(0.2)
(0.0)
3.4
of which: Equity instruments
0.2
(0.0)
(0.0)
0.0
(0.3)
0.0
(0.0)
0.4
(0.0)
(0.0)
0.2
of which: Corporate and municipal
bonds
0.9
(0.0)
(0.0)
0.4
(0.2)
0.0
0.0
0.2
(0.2)
(0.0)
1.1
of which: Loans
1.1
0.0
0.0
0.0
(0.3)
1.0
(0.4)
0.0
(0.0)
(0.0)
1.4
Derivative financial instruments –
assets
3.2
0.2
0.2
0.0
0.0
0.7
(0.8)
0.1
(0.7)
(0.0)
2.8
of which: Interest rate
1.2
0.1
0.1
0.0
0.0
0.0
(0.1)
0.0
(0.4)
0.0
0.8
of which: Equity / index
1.4
0.2
0.1
0.0
0.0
0.6
(0.7)
0.0
(0.3)
(0.0)
1.3
of which: Credit
0.3
(0.1)
(0.0)
0.0
0.0
0.1
(0.0)
0.0
(0.0)
(0.0)
0.4
Financial assets at fair value not held
for trading
8.9
0.7
0.7
0.1
(0.1)
1.4
(1.0)
0.0
(0.2)
(0.0)
9.7
of which: Loans
4.2
0.7
0.7
0.0
0.0
1.2
(0.5)
0.0
(0.2)
(0.0)
5.4
of which: Auction rate securities
0.2
(0.0)
0.0
0.0
0.0
0.0
(0.2)
0.0
0.0
0.0
0.0
of which: Equity instruments
2.1
0.0
0.0
0.0
(0.0)
0.0
0.0
0.0
(0.0)
(0.0)
2.1
of which: Investment fund units
0.7
(0.0)
(0.0)
0.0
(0.1)
0.0
(0.0)
0.0
(0.0)
(0.0)
0.6
of which: Asset-backed securities
0.5
(0.0)
(0.0)
0.0
(0.0)
0.0
0.0
0.0
(0.0)
(0.0)
0.4
Derivative financial instruments –
liabilities
5.0
0.7
0.6
0.0
0.0
1.4
(1.5)
0.3
(0.5)
(0.0)
5.4
of which: Interest rate
0.3
0.2
0.1
0.0
0.0
0.0
(0.2)
0.0
(0.1)
(0.0)
0.3
of which: Equity / index
4.2
0.5
0.5
0.0
0.0
1.1
(1.3)
0.2
(0.4)
(0.0)
4.4
of which: Credit
0.3
(0.0)
(0.0)
0.0
0.0
0.2
0.0
0.1
(0.0)
(0.0)
0.5
of which: Loan commitments
measured at FVTPL
0.0
0.0
0.0
0.0
0.0
0.0
(0.0)
0.0
0.0
(0.0)
0.0
Debt issued designated at fair value
12.7
0.4
0.3
0.0
(0.0)
3.7
(2.3)
0.6
(2.4)
(0.1)
12.5
Other financial liabilities designated at
fair value
1.6
0.0
0.0
0.0
0.0
0.3
(0.6)
0.0
(0.0)
(0.0)
1.3
For the six months ended 30 June 2025
Financial assets at fair value held for
trading
3.1
(0.0)
(0.1)
0.4
(1.1)
1.1
(0.4)
0.4
(0.1)
0.1
3.5
of which: Equity instruments
0.1
(0.0)
(0.0)
0.0
(0.0)
0.0
(0.0)
0.1
(0.0)
0.0
0.2
of which: Corporate and municipal
bonds
0.8
(0.0)
(0.0)
0.3
(0.4)
0.0
(0.0)
0.1
(0.1)
0.0
0.8
of which: Loans
1.8
0.1
(0.0)
0.0
(0.5)
1.1
(0.3)
0.0
(0.0)
0.0
2.2
Derivative financial instruments –
assets
2.8
(0.0)
0.1
0.0
(0.0)
1.3
(0.9)
0.3
(0.3)
0.0
3.2
of which: Interest rate
0.9
0.1
0.1
0.0
(0.0)
0.0
(0.2)
0.1
(0.0)
(0.1)
0.9
of which: Equity / index
1.1
(0.2)
(0.2)
0.0
0.0
0.7
(0.3)
0.1
(0.2)
0.0
1.3
of which: Credit
0.6
0.1
0.2
0.0
(0.0)
0.5
(0.3)
0.1
(0.1)
0.0
0.9
Financial assets at fair value not held
for trading
8.7
0.7
0.6
0.1
(0.3)
0.7
(0.8)
0.1
(0.1)
0.2
9.3
of which: Loans
3.2
0.7
0.7
0.0
(0.0)
0.5
(0.7)
0.0
(0.0)
0.1
3.7
of which: Auction rate securities
0.2
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.2
of which: Equity instruments
2.9
0.1
0.1
0.1
(0.1)
0.0
(0.0)
0.0
(0.0)
0.1
3.1
of which: Investment fund units
0.7
0.0
0.0
0.0
(0.1)
0.0
(0.0)
0.0
0.0
0.0
0.6
of which: Asset-backed securities
0.6
(0.0)
(0.0)
0.0
(0.1)
0.0
0.0
0.0
(0.0)
0.0
0.5
Derivative financial instruments –
liabilities
4.1
0.2
0.2
0.0
(0.0)
1.2
(1.0)
0.1
(0.6)
0.1
4.1
of which: Interest rate
0.3
0.1
0.1
0.0
(0.0)
0.0
(0.1)
0.0
(0.0)
0.0
0.3
of which: Equity / index
3.1
0.2
0.2
0.0
0.0
1.1
(0.6)
0.1
(0.5)
0.1
3.5
of which: Credit
0.4
(0.0)
(0.1)
0.0
0.0
0.1
(0.2)
0.0
(0.0)
(0.0)
0.2
of which: Loan commitments
measured at FVTPL
0.1
0.0
(0.0)
0.0
(0.0)
0.0
(0.0)
0.0
(0.0)
0.0
0.0
Debt issued designated at fair value
13.3
0.2
0.2
0.0
0.0
2.6
(1.7)
0.8
(2.9)
0.5
12.9
Other financial liabilities designated at
fair value
2.8
(0.0)
(0.0)
0.0
(0.0)
0.4
(0.8)
0.0
(0.0)
0.0
2.3
1 Net gains / losses included in
comprehensive income are recognized in
Net interest income and Other net
income from financial instruments measured
at fair value through profit or
loss in the Income statement,
and also in Gains / (losses) from own credit on financial liabilities designated at fair value, before tax in the Statement of comprehensive income. Of the USD
0.2
bn net losses (30 June 2025: USD
0.2
bn net gains) in
net gains / losses
included in comprehensive
income, USD
0.3
bn net losses (30
June 2025: USD
0.1
bn net gains) are
recognized in the Income
statement and USD
0.1
bn net gains (30
June 2025: USD
0.1
bn net
gains) are recognized
in the Statement
of comprehensive
income in Gains
/ (losses)
from own credit
on financial liabilities
designated at
fair value,
before tax.
2 Total
Level 3 assets
as of 30 June
2026 were
USD
16.0
bn (31 December 2025: USD
14.5
bn). Total Level 3 liabilities as of 30 June 2026 were USD
19.2
bn (31 December 2025: USD
19.4
bn).

UBS Group 30 June 2026 Interim Report |
Consolidated
financial
statements
| Notes to
the UBS Group
AG interim
consolidated
financial
statements
(unaudited)
76
Note 9
Fair value measurement (continued)
f) Financial instruments not measured at fair value
The
table
below reflects
the estimated
fair values
of
financial
instruments not
measured at
fair value.
Valuation
principles applied
when determining
fair value
estimates for
financial instruments
not measured
at fair
value are
consistent with those
described in “Note 20
Fair value measurement” in
the “Consolidated financial
statements”
section of the UBS Group Annual Report 2025.
Financial instruments not measured at fair value
30.6.26 31.12.25
USD bn Carrying amount Fair value Carrying amount Fair value
Assets
Cash and balances at central banks
215.7
215.7
209.9
209.9
Amounts due from banks
21.0
20.9
19.6
19.6
Receivables from securities financing transactions measured at amortized cost
83.6
83.6
83.7
83.7
Cash collateral receivables on derivative instruments
51.3
51.3
41.6
41.6
Loans and advances to customers
662.9
656.5
653.8
648.9
Other financial assets measured at amortized cost
72.3
71.3
71.9
71.1
Liabilities
Amounts due to banks
27.3
27.4
24.4
24.5
Payables from securities financing transactions measured at amortized cost
20.4
20.4
16.2
16.2
Cash collateral payables on derivative instruments
37.3
37.3
34.2
34.2
Customer deposits
784.8
785.6
788.4
789.0
Debt issued measured at amortized cost
222.4
227.4
214.7
219.9
Other financial liabilities measured at amortized cost
1
12.9
12.9
11.6
11.6
1 Excludes lease liabilities.

UBS Group 30 June 2026 Interim Report |
Consolidated
financial
statements
| Notes to
the UBS Group
AG interim
consolidated
financial
statements
(unaudited)
77
Note 10
Derivative instruments
a) Derivative instruments
As of 30.6.26, USD bn
Derivative
financial
assets
Derivative
financial
liabilities Notional amounts
1
Derivative financial instruments
Interest rate
33.3
28.2
30,728
Foreign exchange
62.2
57.3
8,617
Equity / index
85.6
101.8
1,933
Credit derivatives
4.4
5.4
185
Commodities
6.6
5.6
191
Others
2
1.1
1.1
206
Total derivative financial instruments, based on netting under IFRS Accounting
Standards
3
193.2
199.3
41,860
Further netting potential not recognized on the balance sheet
4
(168.8)
(180.3)
of which: netting of recognized financial liabilities / assets
(142.0)
(142.0)
of which: netting with collateral received / pledged
(26.7)
(38.3)
Total derivative financial instruments, after consideration
of further netting potential
24.4
19.0
As of 31.12.25, USD bn
Derivative financial instruments
Interest rate
34.8
30.9
25,426
Foreign exchange
48.7
49.9
8,151
Equity / index
50.8
62.6
1,789
Credit derivatives
3.9
4.4
163
Commodities
9.2
8.0
250
Others
2
0.4
0.5
95
Total derivative financial instruments, based on netting under IFRS Accounting
Standards
3
147.8
156.2
35,874
Further netting potential not recognized on the balance sheet
4
(132.2)
(139.3)
of which: netting of recognized financial liabilities / assets
(110.3)
(110.3)
of which: netting with collateral received / pledged
(21.9)
(29.0)
Total derivative financial instruments, after consideration
of further netting potential
15.6
17.0
1 In cases where
derivative financial instruments
are presented on a
net basis on the
balance sheet, the respective
notional values of
the netted derivative
financial instruments are still
presented on a gross
basis.
Notional amounts
of client-cleared
ETD and
OTC transactions
through central
clearing counterparties
are not
disclosed, as
they have
a significantly
different risk
profile. Includes
other notional
values related
to
derivatives that are cleared through either a central counterparty or an exchange and settled on a daily basis.
The fair value of these derivatives is presented on the balance sheet within Cash collateral receivables on
derivative instruments and Cash collateral payables on derivative instruments.
2 Includes Loan commitments measured at FVTPL, as well as unsettled purchases and sales of non-derivative financial instruments for
which the changes in the fair value between trade date and settlement date are recognized as derivative financial instruments.
3 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of UBS or its counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. Refer to “Note 21 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the UBS
Group Annual Report 2025 for more information.
4 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 21 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the UBS Group Annual Report 2025 for more information.
b) Cash collateral on derivative instruments
USD bn
Receivables
30.6.26
Payables
30.6.26
Receivables
31.12.25
Payables
31.12.25
Cash collateral on derivative instruments, based on netting under IFRS Accounting Standards
1
51.3
37.3
41.6
34.2
Further netting potential not recognized on the balance sheet
2
(31.5)
(18.8)
(25.8)
(17.0)
of which: netting of recognized financial liabilities / assets
(29.7)
(17.0)
(24.1)
(15.3)
of which: netting with collateral received / pledged
(1.8)
(1.8)
(1.7)
(1.7)
Cash collateral on derivative instruments, after consideration of further netting potential
19.8
18.5
15.7
17.2
1 Financial assets and liabilities
are presented net on the
balance sheet if UBS has
the unconditional and legally enforceable
right to offset the recognized
amounts, both in the
normal course of business and
in the
event of default,
bankruptcy or insolvency
of UBS or
its counterparties,
and intends either
to settle on
a net basis
or to realize
the asset and
settle the liability
simultaneously.
2 Reflects the
netting potential in
accordance with enforceable
master netting and
similar arrangements
where not all
criteria for a
net presentation on
the balance sheet
have been met.
Refer to “Note
21 Offsetting financial
assets and
financial
liabilities” in the “Consolidated financial statements” section of the UBS Group Annual Report 2025 for more information.

UBS Group 30 June 2026 Interim Report |
Consolidated
financial
statements
| Notes to
the UBS Group
AG interim
consolidated
financial
statements
(unaudited)
78
Note 11
Other assets and liabilities
a) Other financial assets measured at amortized cost
USD m 30.6.26 31.12.25
Debt securities
52,312
53,214
Loans to financial advisors
2,947
2,716
Fee-
and commission-related receivables
2,839
2,422
Finance lease receivables
6,271
6,646
Settlement and clearing accounts
672
382
Accrued interest income
2,186
2,275
Other
1
5,041
4,243
Total other financial assets measured at amortized cost
72,267
71,897
1 Predominantly includes cash collateral provided to exchanges and clearing houses to secure securities trading activity through those counterparties.
b) Other non-financial assets
USD m 30.6.26 31.12.25
Precious metals and other physical commodities
12,287
12,996
Deposits and collateral provided in connection with litigation, regulatory and similar matters
1
735
769
Prepaid expenses
1,822
1,731
Current tax assets
1,502
1,516
VAT,
withholding tax and other tax receivables
907
1,533
Properties and other non-current assets held for sale
234
425
Other
1,318
1,638
Total other non-financial assets
18,806
20,609
1 Refer to Note 14 for more information.
c) Other financial liabilities measured at amortized cost
USD m 30.6.26 31.12.25
Other accrued expenses
2,592
2,973
Accrued interest expenses
4,837
4,778
Settlement and clearing accounts
2,342
1,508
Lease liabilities
4,272
4,257
Other
3,097
2,346
Total other financial liabilities measured at amortized cost
17,141
15,862
d) Other financial liabilities designated at fair value
USD m 30.6.26 31.12.25
Financial liabilities related to unit-linked investment contracts
22,838
21,052
Securities financing transactions
4,259
3,848
Over-the-counter debt instruments and other
2,730
3,284
Total other financial liabilities designated at fair value
29,826
28,184
e) Other non-financial liabilities
USD m 30.6.26 31.12.25
Compensation-related liabilities
9,151
10,484
of which: net defined benefit liability
686
710
Current tax liabilities
1,440
1,152
Deferred tax liabilities
440
471
VAT,
withholding tax and other tax payables
1,220
1,040
Deferred income
580
683
Other
177
140
Total other non-financial liabilities
13,008
13,970

UBS Group 30 June 2026 Interim Report |
Consolidated
financial
statements
| Notes to
the UBS Group
AG interim
consolidated
financial
statements
(unaudited)
79
Note 12
Debt issued designated at fair value
Debt Issued designated at Fair Value
USD m 30.6.26 31.12.25
Equity-linked
1
66,987
60,303
Rates-linked
27,374
26,324
Fixed-rate
11,624
11,627
Credit-linked
3,388
3,597
Commodity-linked
2,810
3,030
Other
8,992
8,913
of which: debt that contributes to total loss-absorbing capacity
6,898
6,366
Total debt issued designated at fair value
2
121,175
113,794
1 Includes investment fund unit-linked instruments issued.
2 As of 30 June 2026,
100
% of Total debt issued designated at fair value was unsecured (31 December 2025:
100
%).
Note 13
Debt issued measured at amortized cost
Debt issued measured at amortized cost
USD m 30.6.26 31.12.25
Short-term debt
1
44,031
33,870
Senior unsecured debt
113,816
122,574
of which: contributes to total loss-absorbing capacity
90,753
89,739
Covered bonds
14,635
11,651
Subordinated debt
2
22,077
17,878
of which: eligible as high-trigger loss-absorbing additional tier 1 capital instruments
21,022
17,551
Debt issued through the Swiss central mortgage institutions
27,635
28,278
Other long-term debt
183
456
Long-term debt
3
178,345
180,836
Total debt issued measured at amortized cost
4,5
222,377
214,706
1 Predominantly consists of debt
with an original contractual maturity
of less than one
year and mainly includes
certificates of deposit and commercial
paper.
2 Includes USD
17.9
bn (31 December 2025:
USD
13.0
bn)
of contingent capital instruments that are subject to equity conversion upon the occurrence of a contractual trigger event or a contractual viability event and USD
3.8
bn (31 December 2025: USD
4.6
bn) of contingent
capital instruments that are
subject to write-down upon
the occurrence of a
contractual trigger event or
a contractual viability event,
in each case without
prejudice to FINMA's statutory
powers (refer to “Note
1
Summary of material accounting policies” in the “Consolidated financial statements” section of the UBS Group Annual
Report 2025 for more information). The aforementioned contingent capital instruments subject to write-down are financial instruments with contractual terms that can change the timing and amount of contractual cash flows and
are required to be disclosed by new disclosure requirements in IFRS
7, effective
from 1 January 2026 (refer
to Note 1).
3 Debt with an original contractual
maturity greater than or equal
to one year.
The classification of debt
issued into short-term and
long-term does not consider
any early
redemption features.
4 Net of bifurcated embedded derivatives, the fair value of which was not material for the periods presented.
5 Except for Covered bonds (
100
% secured; 31 December 2025:
100
% secured),
Debt issued through the Swiss central
mortgage institutions (
100
% secured; 31 December 2025:
100
% secured) and Other long-term debt (
91
% secured; 31 December 2025:
97
% secured),
100
% of the balance
was unsecured as of 30 June 2026 (31 December 2025:
100
% unsecured).
UBS Group AG, together
with UBS AG, has
fully and unconditionally guaranteed
the outstanding US Securities
and
Exchange Commission
(SEC)-registered debt
securities of
UBS Americas
Inc., which
as of
30 June 2026
consisted
of a single outstanding issuance with a notional amount of USD
742
m maturing in July 2032. UBS Americas Inc. is
an indirect, wholly
owned subsidiary of
UBS Group
AG and became
the issuer of
the guaranteed
securities upon
the merger of Credit Suisse (USA) LLC into UBS Americas Inc. on 2 February 2026. UBS
Group AG assumed Credit
Suisse
Group AG’s
obligations under
the
guarantee
as
of
12 June 2023
(i.e.
the date
on which
the
UBS
Group
completed the acquisition of the Credit Suisse Group). In accordance with the guarantee, if UBS Americas Inc. fails to make a timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either UBS Group AG or UBS AG, without first proceeding against UBS Americas Inc.

UBS Group 30 June 2026 Interim Report |
Consolidated
financial
statements
| Notes to
the UBS Group
AG interim
consolidated
financial
statements
(unaudited)
80
Note 14
Provisions and contingent liabilities
a) Provisions and contingent liabilities
The table below presents an overview of total provisions and contingent liabilities.
Overview of total provisions and contingent liabilities
USD m 30.6.26 31.12.25
Provisions related to expected credit losses (IFRS 9, Financial Instruments )
1
443
347
Provisions related to Credit Suisse loan commitments (IFRS 3, Business Combinations )
227
371
Provisions related to litigation, regulatory and similar matters (IAS 37, Provisions, Contingent Liabilities and Contingent Assets )
1,964
2,200
Acquisition-related contingent liabilities resulting from litigation, regulatory and similar matters (IFRS 3, Business Combinations )
316
531
Restructuring, real-estate and other provisions (IAS 37, Provisions, Contingent Liabilities and Contingent Assets )
1,681
1,586
Total provisions and contingent liabilities
4,631
5,035
1 Refer to Note 8 for more information about ECL provisions recognized for off-balance sheet financial instruments and credit lines.
The table below presents additional
information for provisions under IAS 37,
Provisions, Contingent Liabilities and
Contingent Assets .
Additional information for provisions under IAS 37, Provisions, Contingent Liabilities and Contingent Assets
USD m
Litigation,
regulatory and
similar matters
1
Restructuring
2
Real estate
3
Other
4
Total
Balance as of 31 December 2025
2,200
891
245
449
3,785
Increase in provisions recognized in the income statement
181
807
4
54
1,046
Release of provisions recognized in the income statement
(87)
(76)
(12)
(36)
(212)
Provisions used in conformity with designated purpose
(454)
(587)
(8)
(55)
(1,104)
Reclassifications
134
5
0
0
0
134
Foreign currency translation and other movements
(9)
(15)
1
20
(4)
Balance as of 30 June 2026
1,964
1,020
229
432
3,645
1 Consists of provisions for losses resulting from legal, liability and compliance risks.
2 Mainly includes USD
651
m of personnel-related restructuring provisions as of 30 June 2026 (31 December 2025: USD
493
m),
USD
226
m of provisions for
onerous contracts related
to real estate as
of 30 June 2026 (31 December
2025: USD
270
m) and USD
97
m of restructuring provisions
for onerous contracts
related to technology as
of
30 June 2026 (31 December 2025: USD
128
m).
3 Mainly includes provisions for reinstatement costs with respect to leased properties.
4 Mainly includes provisions in relation to employee benefits, VAT, onerous
contracts related to technology, and operational risks.
5 Includes reclassifications between IFRS 3 contingent liabilities and IAS 37 provisions.
Information about provisions and contingent
liabilities with respect to litigation,
regulatory and similar matters, as
a
class,
is
included
in
part
b).
There
are
no
material
contingent
liabilities
associated
with
the
other
classes
of
provisions.
b) Litigation, regulatory and similar matters
The Group operates
in a legal
and regulatory environment
that exposes it
to significant litigation
and similar risks
arising from
disputes and
regulatory proceedings.
As a
result, UBS
(which for
purposes of
this Note
may refer
to
UBS
Group
AG
and/or
one
or
more
of
its
subsidiaries,
as
applicable)
is
involved
in
various
disputes
and
legal
proceedings, including litigation, arbitration, and regulatory and criminal investigations.

UBS Group 30 June 2026 Interim Report |
Consolidated
financial
statements
| Notes to
the UBS Group
AG interim
consolidated
financial
statements
(unaudited)
81
Note 14
Provisions and contingent liabilities (continued)
Such matters are subject to many uncertainties, and
the outcome and the timing of resolution
are often difficult to
predict,
particularly
in
the
earlier
stages
of
a
case.
There
are
also
situations
where
the
Group
may
enter
into
a
settlement
agreement.
This
may
occur
in
order
to
avoid
the
expense,
management
distraction
or
reputational
implications
of
continuing
to
contest
liability,
even
for
those
matters
for
which
the
Group
believes
it
should
be
exonerated. The uncertainties inherent in all
such matters affect the amount and
timing of any potential outflows
for both matters with respect
to which provisions have been
established and other contingent liabilities.
The Group
makes
provisions
for
such
matters
brought
against
it
when,
in
the
opinion
of
management
after
seeking
legal
advice, it
is more
likely than
not that
the Group
has a
present legal
or constructive
obligation as
a result
of past
events, it
is probable
that an
outflow of
resources will
be required,
and the
amount can
be reliably
estimated. Where
these
factors
are
otherwise
satisfied,
a
provision
may
be established
for
claims
that
have
not
yet
been
asserted
against
the
Group,
but
are
nevertheless
expected
to
be,
based on
the
Group’s
experience
with
similar
asserted
claims.
If
any
of
those
conditions
is
not
met,
such
matters
result
in
contingent
liabilities.
If
the
amount
of
an
obligation cannot
be reliably
estimated, a
liability exists
that is
not recognized
even if
an outflow
of resources
is
probable. Accordingly,
no provision
is established
even if
the potential
outflow of
resources with
respect to
such
matters could be significant. Developments relating to
a matter that occur after the
relevant reporting period, but
prior
to
the
issuance
of
the
consolidated
financial
statements,
which
affect
management’s
assessment
of
the
provision for such
matter (because, for
example, the developments
provide evidence of
conditions that existed
at
the
end
of
the
reporting
period),
are
adjusting
events
after
the
reporting
period
under
IAS 10
and
must
be
recognized in the consolidated financial statements for the reporting period.
Specific litigation, regulatory
and other matters are
described below, including
all such matters
that management
considers to be material and others that management believes to be of significance to the Group due
to potential
financial,
reputational
and
other
effects.
The
amount
of
damages
claimed,
the
size
of
a
transaction
or
other
information is
provided where
available and
appropriate in
order to
assist users
in considering
the magnitude
of
potential
exposures.
For
additional
disclosures
relating
to
risks
that
may
result
in
litigation,
regulatory
or
similar
matters disclosed in this section, refer to the “Risk factors” section of the UBS Group Annual Report 2025.
In the case of certain matters below,
we state that we have established a provision,
and for the other matters, we
make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously
our position
with other
parties in
the matter
because it
would reveal
what UBS
believes to
be
the
probable
and
reliably
estimable
outflow,
we
do
not
disclose
that
amount.
In
some
cases
we
are
subject
to
confidentiality obligations
that preclude
such disclosure.
With respect
to the
matters
for which
we
do not
state
whether we have established a
provision, either: (a) we have
not established a provision; or
(b) we have established
a provision
but expect
disclosure of
that fact
to prejudice
seriously our
position with
other parties
in the
matter
because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.
With respect to
certain litigation, regulatory
and similar matters
for which we have
established provisions, we
are
able to
estimate the
expected timing
of outflows.
However, the
aggregate amount
of the
expected outflows
for
those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.
The
aggregate
amount
provisioned
for
litigation,
regulatory
and
similar
matters
as
a
class
is
disclosed
in
the
“Provisions”
table
in
part
a)
above.
UBS
provides
below
an
estimate
of
the
aggregate
liability
for
its
litigation,
regulatory and
similar matters
as a
class of
contingent liabilities.
Estimates of
contingent liabilities
are inherently
imprecise
and
uncertain
as
these
estimates require
UBS
to
make
speculative
legal
assessments
as
to
claims
and
proceedings that involve unique fact
patterns or novel legal theories,
that have not yet
been initiated or are
at early
stages
of
adjudication,
or
as
to
which
alleged
damages
have
not been
quantified
by
the
claimants.
Taking
into
account these uncertainties and the other
factors described herein, UBS estimates the
future losses that could arise
from litigation,
regulatory and
similar matters
disclosed below
for which
an estimate
is possible,
that are
not covered
by existing provisions
(including acquisition-related contingent
liabilities established under
IFRS 3 in
connection with
the acquisition of Credit Suisse), are in the range of USD
0
bn to USD
1.5
bn.

UBS Group 30 June 2026 Interim Report |
Consolidated
financial
statements
| Notes to
the UBS Group
AG interim
consolidated
financial
statements
(unaudited)
82
Note 14
Provisions and contingent liabilities (continued)
Litigation,
regulatory
and
similar
matters
may
also
result
in
non-monetary
penalties
and
consequences.
Certain
resolutions
or
convictions
of
a
crime
could
have
material
consequences
for
UBS.
Resolution
of
regulatory
proceedings may require UBS to obtain
waivers of regulatory disqualifications to maintain
certain operations, may
entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations, and may permit financial market
utilities to
limit, suspend
or terminate
UBS’s participation
in such
utilities. Failure
to obtain
such
waivers,
or
any
limitation,
suspension
or
termination
of
licenses,
authorizations
or
participations,
could
have
material consequences for UBS.
In May 2025, Credit Suisse
Services AG entered into a
plea agreement with the DOJ
relating to legacy Credit Suisse
accounts booked in
Credit Suisse’s Swiss
booking center and
a non-prosecution agreement
relating to legacy
Credit
Suisse accounts booked
in Credit Suisse’s
Singapore booking center.
These agreements include
ongoing obligations
of UBS to provide information and cooperate with the DOJ.
The
amounts
shown
in
the
table
below
reflect
the
provisions
recorded
under
IFRS
Accounting
Standards.
In
connection with
the acquisition
of Credit
Suisse, UBS
Group AG
additionally has
reflected in
its purchase
accounting
under IFRS 3
a valuation
adjustment reflecting
an estimate
of outflows
relating to
contingent liabilities
for all
present
obligations included
in the
scope of
the acquisition
at fair
value upon
closing, even
if it
is not
probable that
the
contingent
liability
will
result
in
an
outflow
of
resources,
significantly
decreasing
the
recognition
threshold
for
litigation
liabilities
beyond
those
that
generally
apply
under
IFRS
Accounting
Standards.
The
IFRS 3
acquisition-
related
contingent
liabilities
of
USD
0.3
bn
at
30 June
2026
reflect
a
decrease
of
USD
0.2
bn
from
31 December
2025
mainly
as
a
result
of
reclassifications
to
provisions
under
IAS 37
and
releases
upon
the
resolution
of
the
relevant matters.
Provisions for litigation, regulatory and similar matters, by business division and in Group Items
1
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core
and Legacy
2
Group Items UBS Group
Balance as of 31 December 2025
317
16
0
283
1,388
196
2,200
Increase in provisions recognized in the income statement
41
7
0
4
126
2
181
Release of provisions recognized in the income statement
(46)
(6)
0
(1)
(34)
0
(87)
Provisions used in conformity with designated purpose
(106)
0
0
(7)
(265)
(76)
(454)
Reclassifications
3
(2)
0
0
0
136
0
134
Foreign currency translation and other movements
(1)
0
0
(6)
(2)
0
(9)
Balance as of 30 June 2026
203
15
0
274
1,350
122
1,964
1 Provisions, if any, for the matters described in items 1 and 7 of this
Note are recorded in Global Wealth Management. Provisions, if any, for the matters described in items 3, 4, 5, 6 and 8 of this Note are recorded in Non-core and Legacy. Provisions, if any, for the matters described in item 2 of this Note are
allocated between the Investment Bank, Non-core and
Legacy, and Group Items.
2 Includes a provision for the
estimated
costs of UBS’s ongoing obligations with the US Department of Justice as described in this Note.
3 Includes reclassifications between IFRS 3 contingent liabilities and IAS 37 provisions.
1. Madoff
In relation to the
Bernard L. Madoff Investment
Securities LLC (BMIS) investment
fraud, UBS AG, UBS
(Luxembourg)
S.A. (now
UBS Europe
SE, Luxembourg
branch) and
certain other
UBS subsidiaries
were subject
to inquiries
by a
number
of
regulators,
including
the
Swiss
Financial
Market
Supervisory
Authority
(FINMA)
and
the
Luxembourg
Commission de
Surveillance du
Secteur Financier.
Those inquiries
concerned two
third-party funds
established under
Luxembourg law, substantially all
assets of which were
with BMIS, as well
as certain funds established
in offshore
jurisdictions with either direct
or indirect exposure to BMIS.
These funds faced severe
losses, and the Luxembourg
funds are
in liquidation.
The documentation
establishing both
funds identifies
UBS entities
in various
roles, including
custodian, administrator,
manager,
distributor and
promoter,
and indicates
that UBS
employees
served as
board
members.
In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims against UBS entities, non-UBS entities
and
certain
individuals,
including
current
and
former
UBS
employees,
seeking
amounts
totaling
approximately
EUR
2.1
bn, which includes amounts
that the funds may
be held liable to
pay the trustee for
the liquidation of BMIS
(BMIS Trustee).
A large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff fraud. The majority of these cases have been decided in favor of UBS or dismissed for
want of prosecution.

UBS Group 30 June 2026 Interim Report |
Consolidated
financial
statements
| Notes to
the UBS Group
AG interim
consolidated
financial
statements
(unaudited)
83
Note 14
Provisions and contingent liabilities (continued)
In the
US, the
BMIS Trustee
filed claims
against UBS
entities, among
others,
in relation
to the
two Luxembourg
funds and one of the offshore
funds. The total amount claimed against
all defendants in these actions was
not less
than USD
2
bn. In
2014, the
US Supreme
Court rejected
the BMIS
Trustee’s motion
for leave
to appeal
decisions,
dismissing all
claims against
UBS defendants
except those
for the
recovery of
approximately USD
125
m of
payments
alleged to be fraudulent
conveyances and preference payments.
Similar claims have been
filed against Credit
Suisse
entities seeking to recover redemption payments. In
2016, the bankruptcy court dismissed these claims
against the
UBS entities and
most of the
Credit Suisse entities.
In 2019, the
Court of Appeals
reversed the dismissal
of the BMIS
Trustee’s remaining claims. The cases were remanded to the Bankruptcy Court for further proceedings.
2. Foreign exchange, LIBOR and benchmark rates, and other trading practices
Foreign-exchange-related civil litigation:
Putative class actions have been
filed since 2013 in US
federal courts and
in
other
jurisdictions
against
UBS,
Credit
Suisse
and
other
banks
on
behalf
of
persons
who
engaged
in
foreign
currency transactions with the defendant
banks. While many of these cases
have concluded, UBS and Credit
Suisse
continue to defend
against several remaining
matters. In one
such case, Credit
Suisse and UBS
have entered into
agreements to settle all claims in a putative class action in Israel. Credit Suisse’s settlement received court approval and is final. UBS’s settlement remains subject to court approval.
LIBOR and
other benchmark-related
civil litigation:
A number
of putative
class actions
and other
actions are
pending
in the federal
courts in New
York against
UBS and
numerous other banks
on behalf of
parties who transacted
in
certain interest rate
benchmark-based derivatives. Also
pending in the
US and in
other jurisdictions are
a number
of other
actions asserting
losses related
to various
products whose
interest rates
were linked
to LIBOR
and other
benchmarks, including adjustable rate
mortgages, preferred and debt
securities, bonds pledged as
collateral, loans,
depository
accounts,
investments
and
other
interest-bearing
instruments.
The
complaints
alleged
manipulation,
through various means,
of certain benchmark
interest rates, including
USD LIBOR, Yen LIBOR,
EURIBOR, CHF LIBOR,
and GBP LIBOR and seek unspecified compensatory and other damages under various legal theories. The CHF and
GBP LIBOR actions have concluded.
Putative class actions were filed in US federal district courts and subsequently consolidated in the US District Court for the Southern District of New York
(SDNY) relating to various transactions that
referenced USD LIBOR. Following
various rulings,
one class
action with
respect to
transactions in
over-the-counter instruments
and several
actions
brought by
individual plaintiffs
proceeded. In
September 2025,
the district
court granted
defendants’ motion
for
summary judgment as to all remaining actions. Plaintiffs have appealed.
The
Yen
LIBOR/Euroyen
TIBOR
and
EURIBOR
actions
have
been
dismissed.
The
plaintiffs
have
appealed
the
dismissals. In August 2025, the Second Circuit affirmed in part and reversed in part the district court’s dismissal of
the complaint in the EURIBOR action, returning the action to the district court.
Credit default swap auction litigation:
In June 2021, Credit Suisse,
along with other banks and
entities, was named
in a
putative class
action filed
in federal
court in
New Mexico
alleging manipulation
of credit
default swap
(CDS)
final auction
prices. Defendants
filed a
motion to
enforce a
previous CDS
class action
settlement in
the SDNY.
In
January
2024,
the
SDNY
ruled
that,
to
the
extent
claims
in
the
New
Mexico
action
arise
from
conduct
prior
to
30 June
2014,
those
claims
are
barred
by
the
SDNY
settlement.
The
plaintiffs
appealed
and,
in
May
2025,
the
Second Circuit affirmed the SDNY decision. Defendants filed a motion for judgment on the pleadings in December
2025.

UBS Group 30 June 2026 Interim Report |
Consolidated
financial
statements
| Notes to
the UBS Group
AG interim
consolidated
financial
statements
(unaudited)
84
Note 14
Provisions and contingent liabilities (continued)
With respect
to additional
matters and
jurisdictions not
encompassed
by the
settlements and
orders referred
to
above, UBS’s balance sheet at
30 June 2026 reflected a
provision in an amount
that UBS believes to be
appropriate
under the applicable
accounting standard. As
in the case
of other matters
for which we
have established provisions,
the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available
information and
accordingly may
ultimately prove
to be
substantially greater
(or may
be less)
than the
provision that we have recognized.
3. Mortgage-related matters
Credit
Suisse
affiliates
are
defendants
in
various
civil
litigation
matters
related
to
their
roles
as
issuer,
sponsor,
depositor, underwriter
and/or servicer
of RMBS
transactions. These
cases currently
include repurchase
actions by
RMBS trusts and/or trustees, in which plaintiffs generally allege breached representations and warranties in respect
of mortgage
loans and
failure to
repurchase such
mortgage loans
as required
under the
applicable agreements.
The amounts disclosed
below do not
reflect actual realized
plaintiff losses to
date. Unless otherwise
stated, these
amounts reflect the original unpaid principal balance amounts as alleged in these actions.
DLJ Mortgage Capital, Inc. (DLJ) is a
defendant in New York State court
in four actions: An action brought by
Asset
Backed
Securities
Corporation
Home
Equity
Loan
Trust,
Series
2006-HE7
alleges
damages
of
not
less
than
USD
374
m. In December 2023, the trial court granted in part DLJ’s motion to dismiss, dismissing with prejudice all notice-based claims.
On appeal,
the appellate
court modified
the trial
court’s dismissal
in April
2025 to
reinstate
certain of plaintiff’s
notice-based claims and
otherwise dismissed plaintiff’s
claims. Plaintiff has
sought leave from
the New York
Court of Appeals
to further appeal
the dismissal of
certain of its
claims. An action
by Home Equity
Asset
Trust,
Series
2006-8,
alleges
damages
of
not
less
than
USD
436
m.
An
action
by
Home
Equity
Asset
Trust
2007-2 alleges damages of
not less than
USD
495
m. An action by
CSMC Asset-Backed Trust
2007-NC1 does not
allege a damages amount.
4. ATA litigation
Since November 2014,
a series
of lawsuits have
been filed against
a number of
banks, including Credit
Suisse, in
the US District
Court for the
Eastern District of
New York (EDNY)
and the SDNY
alleging claims under
the United
States Anti-Terrorism
Act (ATA)
and the
Justice Against
Sponsors of
Terrorism Act.
The plaintiffs
in each
of these
lawsuits are, or are relatives of, victims of various terrorist attacks in Iraq and allege a conspiracy and/or aiding and abetting based on
allegations that various
international financial institutions,
including the defendants,
agreed to
alter, falsify
or omit
information from
payment messages
that involved
Iranian parties
for the
express purpose
of
concealing the
Iranian parties’
financial activities
and transactions
from detection
by US
authorities. The
lawsuits
allege that this
conduct has made
it possible for
Iran to transfer
funds to Hezbollah
and other terrorist
organizations
actively
engaged in
harming
US
military
personnel
and
civilians.
In
January
2023, the
Second
Circuit
affirmed
a
September 2019 ruling
by the EDNY
granting defendants’ motion
to dismiss the
first filed lawsuit.
In October 2023,
the US Supreme Court
denied plaintiffs’ petition for
a writ of certiorari,
and in September 2025 the
EDNY denied
plaintiffs’ motion to vacate the judgment; the matter has concluded. Of the other seven cases, five are stayed and
the EDNY dismissed two of these cases in April 2026; the dismissals may be appealed by plaintiffs.
5. Customer account matters
Several clients have
alleged that a
former relationship manager
in Switzerland exceeded
his investment authority,
resulting
in
excessive
concentrations
of
certain
exposures
and
investment
losses.
Following
investigations
and
criminal complaints,
in February
2018, the
former relationship
manager was
sentenced to
five years
in prison
by
the Geneva criminal court and ordered to pay damages of approximately USD
130
m, a decision upheld on appeal.
Civil lawsuits
have been
initiated against
Credit Suisse
AG and / or
certain affiliates
in various
jurisdictions, based
on the findings established in the criminal proceedings against the former relationship manager.
In Singapore, in 2024 in a
now-concluded civil lawsuit, Credit Suisse Trust
Limited was ordered to pay USD
461
m,
including interest and costs.

UBS Group 30 June 2026 Interim Report |
Consolidated
financial
statements
| Notes to
the UBS Group
AG interim
consolidated
financial
statements
(unaudited)
85
Note 14
Provisions and contingent liabilities (continued)
In Bermuda, in
November 2025, the
Judicial Committee of
the Privy Council
issued its final
judgment on the
appeal,
denying
Credit
Suisse
Life
(Bermuda)
Ltd.’s
appeal
on
liability,
but
partially
granting
its
appeal
concerning
the
quantum of damages and directing the parties to recalculate damages.
In Switzerland, certain civil lawsuits have been commenced against
Credit Suisse AG and UBS AG (as the successor
of Credit Suisse AG) in the Court of First Instance of Geneva since March 2023.
6. ETN-related litigation
Since March 2018, three class action complaints were filed in the SDNY on behalf of a putative class of purchasers of VelocityShares Daily
Inverse VIX Short-Term Exchange
Traded Notes linked
to the S&P 500
VIX Short-Term Futures
Index (XIV
ETNs). The
complaints have
been consolidated
and assert
claims against
Credit Suisse
for violations
of
various anti-fraud and anti-manipulation provisions
of US securities laws arising
from a decline in
the value of XIV
ETNs in
February 2018.
On appeal
from an
order of
the SDNY
dismissing all
claims, the
Second Circuit
issued an
order that reinstated
a portion of
the claims. In decisions
in March 2023
and February 2025,
the court granted
class
certification for two of the
three classes proposed by plaintiffs
and denied class certification of
the third proposed
class.
7. Credit Suisse anti-money laundering matters
In December 2020, the
Swiss Office of the
Attorney General brought charges
against Credit Suisse
AG and other
parties concerning the diligence and controls applied to a historical relationship with Bulgarian former clients who
are
alleged
to
have
laundered
funds
through
Credit
Suisse
AG
accounts.
In
June
2022,
following
a
trial,
Credit
Suisse AG was convicted in the Swiss Federal Criminal Court of certain historical organizational inadequacies in its
anti-money-laundering framework and ordered to pay a fine
of CHF
2
m. In addition, the court seized certain client
assets in the amount of approximately CHF
12
m and ordered Credit Suisse AG to pay a compensatory claim in the amount
of
approximately
CHF
19
m.
Credit
Suisse
AG
appealed
the
decision
to
the
Chamber
of
Appeals
of
the
Swiss Federal
Criminal Court
(Chamber of
Appeals). Following
the merger
of UBS AG
and Credit
Suisse AG,
UBS AG
confirmed the appeal.
In November 2024,
the Chamber of
Appeals acquitted UBS
AG and annulled
the fine and
compensatory
claim
ordered
by
the
first
instance
court.
Subsequently,
the
Office
of
the
Attorney
General
has
appealed the judgment
to the Swiss Federal
Supreme Court. UBS
has also appealed, limited
to the issue
of whether
a successor
entity by
merger can be
criminally liable
for acts
of the
predecessor entity.
In July
2025, the
Swiss Federal
Supreme Court
remanded the
case back
to the
Chamber of
Appeals for
a full
and reasoned
judgment. In March
2026, the
Chamber of
Appeals issued
a judgment
again acquitting
UBS AG.
This judgment
may be
appealed by
the parties
to the
Swiss Federal
Supreme Court.
Separately, in
November 2025,
the Swiss
Office of
the Attorney
General filed
criminal charges
against UBS
Group and
UBS AG,
as the
successors to
Credit Suisse
Group AG
and
Credit
Suisse
AG,
respectively,
alleging
that
Credit
Suisse
failed
to
maintain
appropriate
controls
to
detect
and
prevent money laundering
in connection with
certain payments from
accounts at Credit
Suisse by parties
associated
with Mozambique
state enterprises
for which
Credit Suisse
arranged loan
financing between
2013 and
2016. In
April 2026,
the court
dismissed the
proceedings, finding
criminal liability could
not be
transferred from
Credit Suisse
Group AG and Credit Suisse AG to UBS Group AG and UBS AG. The Attorney General has appealed.
8. Credit Suisse financial disclosures
Credit Suisse
Group AG
and certain
directors, officers
and executives
have been
named in
securities class
action
complaints pending in
the SDNY. These
complaints, filed since
2023 on behalf
of purchasers of
Credit Suisse shares,
additional tier 1 capital notes, and other securities, allege that defendants made misleading statements regarding:
(i) customer outflows in late
2022 and early
2023; (ii) the adequacy of
Credit Suisse’s financial
reporting controls;
and (iii) the
adequacy of
Credit Suisse’s
risk management processes,
and include
allegations relating
to Credit
Suisse
Group AG’s merger with UBS Group AG. As of November 2025, the SDNY certified classes in two cases.
Credit Suisse has received requests for
documents and information from regulatory and governmental
agencies in
connection with
inquiries, investigations
and/or actions
relating to
these matters,
as well
as for
other statements
regarding Credit Suisse’s financial condition, including from the SEC, the DOJ and FINMA. UBS is cooperating with the authorities in these matters.

UBS Group 30 June 2026 Interim Report |
Significant regulated subsidiary and sub-group information

Significant regulated subsidiary
and sub-group information
Unaudited
Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups
UBS AG
(consolidated)
UBS AG
(standalone)
UBS Switzerland AG
(standalone)
UBS Europe SE
(consolidated)
UBS Americas
Holding LLC
(consolidated)
All values in million, except where indicated USD USD CHF EUR USD
Financial and regulatory requirements
IFRS Accounting Standards
Swiss SRB rules
IFRS Accounting
Standards
Swiss SRB rules
IFRS Accounting
Standards
Swiss SRB rules
IFRS Accounting
Standards
EU regulatory rules
US GAAP
US Basel III rules
As of or for the quarter ended 30.6.26 31.3.26 30.6.26 31.3.26 30.6.26 31.3.26 30.6.26 31.3.26
1
30.6.26 31.3.26
Financial information
2
Income statement
Total operating income
3
13,347 13,966 8,146 4,342 3,163 3,213 352 361 4,619 4,645
Total operating expenses 10,431 10,780 3,169 3,309 2,311 2,338 299 295 4,098 4,226
Operating profit / (loss) before tax 2,915 3,186 4,977 1,033 853 875 53 66 520 419
Net profit / (loss) 2,224 2,514 4,781 926 711 755 38 46 302 343
Balance sheet
Total assets 1,707,065 1,687,883 974,408 970,331 543,632 538,453 58,473 62,506 214,744 214,188
Total liabilities
1,618,463 1,596,162 888,582 884,022 520,244 513,774 53,985 58,149 189,781 188,517
Total equity 88,602 91,722 85,826 86,309 23,388 24,679 4,487 4,357 24,963 25,671
Capital
4
Common equity tier 1 capital
71,637
70,867
76,259
73,478
21,766
21,393
3,040 3,097 13,406 14,021
Additional tier 1 capital
23,144
23,262
23,144
23,262
8,494
8,494
900 600 2,842 2,834
Total going concern capital / Tier 1 capital
94,780
94,129
99,403
96,741
30,260
29,887
3,940 3,697 16,248 16,855
Tier 2 capital 216 210
Total capital 3,940 3,697 16,464 17,064
Total gone concern loss-absorbing capacity
93,760
5
96,717
5
93,759
5
96,717
5
19,465
19,455
2,513
6
2,510
6
7,800
7
7,800
7
Total loss-absorbing capacity
188,540
190,846
193,162
193,458
49,725
49,342
6,453 6,207 24,048
7
24,655
7
Risk-weighted assets and leverage
ratio denominator
4
Risk-weighted assets
500,420
497,433
510,735
508,053
173,765
171,755
15,992 16,572 81,043 77,052
Leverage ratio denominator
1,650,139
1,655,400
931,761
927,504
572,918
564,403
60,274 64,032 203,926 199,896
Supplementary leverage ratio denominator 241,737 227,971
Capital and leverage ratios (%)
4
Common equity tier 1 capital ratio
14.3
14.2
14.9
8
14.5
12.5
12.5
19.0
18.7
16.5
18.2
Going concern capital ratio / Tier 1 capital ratio
18.9
18.9
19.5
19.0
17.4
17.4
24.6
22.3
20.0
21.9
Total capital ratio
24.6
22.3
20.3
22.1
Total loss-absorbing capacity ratio
37.7
38.4
28.6
28.7
40.4
37.5
29.7
32.0
Tier 1 leverage ratio
6.5
5.8
8.0
8.4
Supplementary tier 1 leverage ratio
6.7
7.4
Going concern leverage ratio
5.7
5.7
10.7
10.4
5.3
5.3
Total loss-absorbing capacity leverage ratio
11.4
11.5
8.7
8.7
10.7
9.7
11.8
12.3
Gone concern capital coverage ratio
118.9
122.3
Liquidity coverage ratio
4
High-quality liquid assets (bn) 342.0 334.1 154.5 155.8 117.1 110.5 21.8 21.3 30.6 28.7
Net cash outflows (bn) 198.4 193.9 71.3 67.4 87.3 84.4 16.0 15.5 24.7 23.7
Liquidity coverage ratio (%) 172.5 172.4 216.9
9
231.2 134.2
10
131.0 136.6 137.5 124.0 120.9
Net stable funding ratio
4
Total available stable funding (bn) 892.7 887.3 406.9 397.5 372.7 367.8 19.3 21.1 105.1 102.6
Total required stable funding (bn) 778.4 764.3 448.0 434.5 300.1 295.9 15.8 15.6 80.9 81.2
Net stable funding ratio (%) 114.7 116.1 90.8
11
91.5 124.2
11
124.3 122.7 135.2 129.9 126.4
1 Comparative figures have been restated
to align with the regulatory reports as
submitted to the European Central Bank.
2 The financial information disclosed
does not represent a full set of
financial statements
under the respective
GAAP / IFRS
Accounting Standards.
3 The
total operating income
includes credit loss
expense or release.
4 Refer to the
UBS Group and
significant regulated subsidiaries
and sub-groups
30 June 2026 Pillar 3 Report, which will be available as of 14 August 2026 under “Pillar 3 disclosures” at ubs.com/investors, for more information.
5 Includes an add-back of 45% of unrealized gains from financial assets measured at fair value through other comprehensive
income. Such gains do not qualify as
CET1 capital, but 45% of these gains can
be recognized as gone concern capital.
6 Consists of positions that meet
the conditions laid down in Art. 72a–b of the Capital Requirements Regulation II with regard to contractual, structural or legal subordination.
7 Consists of eligible long-term debt that meets the conditions specified in 12 CFR § 252.162 of the final total loss-absorbing capacity (TLAC) rules. TLAC is the sum of tier 1 capital and eligible long-term debt.
8 On a standalone basis as of 30 June 2026, UBS AG’s phase-in CET1 capital ratio was
14.9%, based
on risk
weights of
240% and
360% for
Swiss and
foreign participations,
respectively.
As per
current rules,
these risk
weights will
increase to
250% and
400% for
Swiss and
foreign
participations, respectively,
in a phased manner until 1
January 2028, contributing to UBS
AG’s fully applied
CET1 capital ratio of 14.4%.
9 In the second quarter of 2026,
the liquidity coverage ratio
(the LCR) of
UBS AG was 216.9%, remaining above the prudential requirement communicated by FINMA.
10 In the second quarter of 2026, the LCR of UBS Switzerland AG, which is a Swiss SRB, was 134.2%, remaining above the prudential requirement communicated by FINMA in
connection with the Swiss Emergency Plan.
11 In accordance with Art. 17h para. 3 and 4 of
the Liquidity Ordinance, UBS AG standalone is required to maintain a minimum NSFR of at least 80% without taking into account excess funding of UBS Switzerland AG and 100% after taking into account such excess funding.

UBS Group 30 June 2026 Interim Report |
Significant regulated subsidiary and sub-group information

UBS Group AG
is
a
holding
company
and
conducts
substantially
all
of
its
operations
through
UBS AG
and
subsidiaries thereof.
UBS Group AG and
UBS AG have
contributed a
significant portion
of their
respective capital
to,
and
provide
substantial
liquidity
to,
such
subsidiaries.
Many
of
these
subsidiaries
are
subject
to
regulations
requiring compliance with minimum
capital, liquidity and similar
requirements. The tables in
this section summarize
the
regulatory
capital
components
and
capital
ratios
of
our
significant
regulated
subsidiaries
and
sub-groups
determined under the regulatory framework of the home jurisdiction of each subsidiary or sub-group.
Supervisory authorities generally
have discretion to impose
higher requirements or to
otherwise limit the activities
of subsidiaries. Supervisory authorities also
may require entities to
measure capital and leverage ratios
on a stressed
basis and may limit the ability
of an entity to engage in
new activities or take capital actions
based on the results of
those tests.
Additional information about the above entities is provided
in the UBS Group and significant regulated
subsidiaries
and
sub-groups
30 June
2026
Pillar 3
Report,
which
will
be
available
as
of
14 August
2026
under
“Pillar 3
disclosures” at ubs.com/investors .

UBS Group 30 June 2026 Interim Report |
Appendix

Appendix
Alternative performance measures
An alternative performance measure (an
APM) is a financial measure
of historical or future financial
performance,
financial position
or cash
flows other
than a
financial measure
defined or
specified in
the applicable
recognized
accounting standards or
in other
applicable regulations.
A number
of APMs
are reported in
the discussion of
the
financial and operating
performance of the
external reports (annual,
quarterly and other
reports). APMs are
used
to provide
a more
complete picture
of operating
performance and
to reflect
management’s view
of the
fundamental
drivers of the
business results. The
table below indicates
where an APM
also qualifies as
a non-GAAP measure
as
defined by
US Securities
and Exchange
Commission (SEC)
regulations. A
definition of
each APM,
and non-GAAP
measure as applicable,
the method used to
calculate it and
the information content are
presented in alphabetical
order in the table below.
APM / non-GAAP label
Calculation
Information content / usefulness
Cost / income ratio (%) Calculated as operating expenses divided by total revenues.
This measure provides information about the
efficiency of the business by comparing operating
expenses with total revenues.
Cost / income ratio (underlying) (%)
(non-GAAP measure)
Calculated as operating expenses (underlying) (as
defined below) divided by total revenues (underlying)
(as defined below).
This measure provides information about the
efficiency of the business by comparing operating
expenses with total revenues, while excluding items
that management believes are not representative of
the underlying performance of the businesses.
Cost of credit risk (bps)
Calculated as total credit loss expense / (release)
(annualized for reporting periods shorter than
12 months) divided by the average balance of lending
assets for the reporting period, expressed in basis
points. Lending assets include the gross amounts of
Amounts due from banks and Loans and advances to
customers.
This measure provides information about the total
credit loss expense / (release) incurred in relation to
the average balance of gross lending assets for the
period.
Credit-impaired lending assets as a
percentage of total lending assets,
gross (%)
Calculated as credit-impaired lending assets divided
by total lending assets. Lending assets includes the
gross amounts of Amounts due from banks and
Loans and advances to customers. Credit-impaired
lending assets refers to the sum of stage 3 and
purchased credit-impaired positions.
This measure provides information about the
proportion of credit-impaired lending assets in the
overall portfolio of gross lending assets.
Credit-impaired loan portfolio as a
percentage of total loan portfolio,
gross (%)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as credit-impaired loan portfolio divided by
total gross loan portfolio.
This measure provides information about the
proportion of the credit-impaired loan portfolio in the
total gross loan portfolio.
Customer deposit volumes (USD)
– Global Wealth Management
(non-GAAP measure)
Calculated as the sum of customer deposits and
brokerage payables.
This measure provides information about the volume
of customer deposits in Global Wealth Management.
Fee-generating assets (USD)
– Global Wealth Management
Calculated as the sum of discretionary and non-
discretionary wealth management portfolios
(mandate volume) and assets where generated
revenues are predominantly of a recurring nature, i.e.
mainly investment, mutual, hedge and private-market
funds where we have a distribution agreement,
including client commitments into closed-ended
private-market funds from the date that recurring
fees are charged. Assets related to our Global
Financial Intermediaries business are excluded, as are
assets of sanctioned clients.
This measure provides information about the volume
of invested assets that create a revenue stream,
whether as a result of the nature of the contractual
relationship with clients or through the fee structure
of the asset. An increase in the level of fee-generating
assets results in an increase in the associated revenue
stream. Assets of sanctioned clients are excluded from
fee-generating assets.
Gross margin on invested assets (bps)
– Asset Management
Calculated as total revenues (annualized for reporting
periods shorter than 12 months) divided by average
invested assets.
This measure provides information about the total
revenues of the business in relation to invested assets.

UBS Group 30 June 2026 Interim Report |
Appendix

APM / non-GAAP label
Calculation
Information content / usefulness
Integration-related expenses (USD)
(non-GAAP measure)
Generally include costs of internal staff and
contractors substantially dedicated to integration
activities, retention awards, redundancy costs,
incremental expenses from the shortening of useful
lives of property, equipment
and software, and
impairment charges relating to these assets.
Classification as integration-related expenses does not
affect the timing of recognition and measurement of
those expenses or the presentation thereof in the
income statement. Integration-related expenses
incurred by Credit Suisse also included expenses
associated with restructuring programs that existed
prior to the acquisition.
This measure provides information about expenses
that are temporary, incremental
and directly related to
the integration of Credit Suisse into UBS.
Invested assets (USD and CHF) Calculated as the sum of managed fund assets, managed institutional assets, discretionary and
advisory wealth management portfolios, fiduciary
deposits, time deposits, savings accounts, and wealth
management securities or brokerage accounts.
This measure provides information about the volume
of client assets managed by or deposited with UBS for
investment purposes.
Loan volumes (USD)
– Global Wealth Management
(non-GAAP measure)
Calculated as loans and advances to customers and
brokerage receivables, gross of expected credit losses.
This measure provides information about the loan
volumes in Global Wealth Management.
Net interest income (underlying) (USD)
– Global Wealth Management,
Personal & Corporate Banking
(non-GAAP measure)
Calculated by adjusting net interest income as
reported in accordance with IFRS Accounting
Standards for items that management believes are
not representative of the underlying performance of
the businesses.
This measure provides information about the amount
of net interest income, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Net interest margin (bps)
– Personal & Corporate Banking
Calculated as net interest income (annualized for
reporting periods shorter than 12 months) divided by
average loans.
This measure provides information about the
profitability of the business by calculating the
difference between the interest charged for lending
and the associated cost of funding, relative to loan
value.
Net management fees (USD)
– Asset Management
(non-GAAP measure)
Calculated as the total of transaction fees, fund
administration revenues (including net interest and
trading income from lending activities and foreign-
exchange hedging as part of the fund services
offering), distribution fees, incremental fund-related
expenses, gains or losses from seed money and co-
investments, funding costs, the negative pass-through
impact of third-party performance fees, and other
items that are not Asset Management’s performance
fees.
This measure provides information about the amount
of net management fees earned through managing
client assets.
Net new assets (USD)
– Global Wealth Management
Calculated as the net amount of inflows and outflows
of invested assets (as defined in UBS policy) recorded
during a specific period, plus interest and dividends.
Excluded from the calculation are movements due to
market performance, foreign exchange translation,
fees, and the effects on invested assets of strategic
decisions by UBS to exit markets or cease offering
services in a particular location, or those resulting
from new externally imposed regulations.
This measure provides information about the
development of invested assets during a specific
period as a result of net new asset flows, plus the
effect of interest and dividends.
Net new assets growth rate (%)
– Global Wealth Management
Calculated as the net amount of inflows and outflows
of invested assets (as defined in UBS policy) recorded
during a specific period (annualized for reporting
periods shorter than 12 months), plus interest and
dividends, divided by total invested assets at the
beginning of the period.
This measure provides information about the growth
of invested assets during a specific period as a result
of net new asset flows.
Net new deposit volumes (USD)
– Global Wealth Management
(non-GAAP measure)
Calculated as the net amount of inflows and outflows
of deposit volumes recorded during a specific period.
Deposits include customer deposits and customer
brokerage payables. Excluded from the calculation are
movements due to fair value measurement, foreign
exchange translation, accrued interest and fees, as
well as the effects on customer deposits of strategic
decisions by UBS to exit markets or cease offering
services in a particular location, or those resulting
from new externally imposed regulations.
This measure provides information about the
development of deposits during a specific period as a
result of net new deposit flows.

UBS Group 30 June 2026 Interim Report |
Appendix

APM / non-GAAP label
Calculation
Information content / usefulness
Net new deposits (USD and CHF)
– Personal & Corporate Banking
Calculated as the net amount of inflows and outflows
of customer deposits recorded during a specific
period. Excluded from the calculation are movements
due to fair value measurement, foreign exchange
translation, accrued interest and fees, as well as the
effects on customer deposits of strategic decisions by
UBS to exit markets or cease offering services in a
particular location, or those resulting from new
externally imposed regulations.
This measure provides information about the
development of deposits during a specific period as a
result of net new deposit flows.
Net new fee-generating assets (USD)
– Global Wealth Management
Calculated as the net amount of fee-generating asset
inflows and outflows, including dividend and interest
inflows into mandates and outflows from mandate
fees paid by clients during a specific period. Excluded
from the calculation are the effects on fee-generating
assets of strategic decisions by UBS to exit markets or
cease offering services in a particular location, or
those resulting from new externally imposed
regulations.
This measure provides information about the
development of fee-generating assets during a
specific period as a result of net flows, excluding
movements due to market performance and foreign
exchange translation, as well as the effects on fee-
generating assets of strategic decisions by UBS to exit
markets or cease offering services in a particular
location, or those resulting from new externally
imposed regulations.
Net new loan volumes (USD)
– Global Wealth Management
(non-GAAP measure)
Calculated as the net amount of originations,
drawdowns and repayments of loan volumes
recorded during a specific period. Loan volumes
include loans and advances to customers and
customer brokerage receivables. Excluded from the
calculation are allowances, movements due to fair
value measurement and foreign exchange translation,
as well as the effects on loans and advances to
customers of strategic decisions by UBS to exit
markets or cease offering services in a particular
location, or those resulting from new externally
imposed regulations.
This measure provides information about the
development of loan volumes during a specific period
as a result of net new loan volumes.
Net new loans (USD and CHF)
– Personal & Corporate Banking
Calculated as the net amount of originations,
drawdowns and repayments of loans and advances to
customers recorded during a specific period. Excluded
from the calculation are allowances, movements due
to fair value measurement and foreign exchange
translation, as well as the effects on loans and
advances to customers of strategic decisions by UBS
to exit markets or cease offering services in a
particular location, or those resulting from new
externally imposed regulations.
This measure provides information about the
development of loans during a specific period as a
result of net new loans.
Net new money (USD)
– Global Wealth Management,
Asset Management
Calculated as the net amount of inflows and outflows
of invested assets (as defined in UBS policy) recorded
during a specific period. Excluded from the calculation
are movements due to market performance, foreign
exchange translation, dividends, interest and fees, as
well as the effects on invested assets of strategic
decisions by UBS to exit markets or cease offering
services in a particular location, or those resulting
from new externally imposed regulations.
Net new
money is not measured for Personal & Corporate
Banking.
This measure provides information about the
development of invested assets during a specific
period as a result of net new money flows.
Net profit growth (%) Calculated as the change in net profit attributable to shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.
This measure provides information about profit
growth since the comparison period.
Operating expenses (underlying) (USD)
(non-GAAP measure)
Calculated by adjusting operating expenses as
reported in accordance with IFRS Accounting
Standards for items that management believes are
not representative of the underlying performance of
the businesses.
This measure provides information about the amount
of operating expenses, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Operating profit / (loss) before tax
(underlying) (USD)
(non-GAAP measure)
Calculated by adjusting operating profit / (loss) before
tax as reported in accordance with IFRS Accounting
Standards for items that management believes are
not representative of the underlying performance of
the businesses.
This measure provides information about the amount
of operating profit / (loss) before tax, while excluding
items that management believes are not
representative of the underlying performance of the
businesses.
Other revenues (USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
(non-GAAP measure)
Calculated by including other income as reported in
accordance with IFRS Accounting Standards, profit or
loss related to non-client derivative instruments and
profit or loss related to equity investments measured
at fair value through profit or loss.
This measure provides information about residual
business division revenues, after deduction of net
interest income, recurring net fee income and
transaction-based income.

UBS Group 30 June 2026 Interim Report |
Appendix

APM / non-GAAP label
Calculation
Information content / usefulness
Other revenues (underlying)
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
(non-GAAP measure)
Calculated by adjusting other revenues for items that
management believes are not representative of the
underlying performance of the businesses.
This measure provides information about the amount
of other revenues, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Pre-tax profit growth (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
Calculated as the change in net profit before tax
attributable to shareholders from continuing
operations between current and comparison periods
divided by net profit before tax attributable to
shareholders from continuing operations of the
comparison period.
This measure provides information about pre-tax
profit growth since the comparison period.
Pre-tax profit growth (underlying) (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
(non-GAAP measure)
Calculated as the change in underlying net profit
before tax attributable to shareholders from
continuing operations between current and
comparison periods divided by underlying net profit
before tax attributable to shareholders from
continuing operations of the comparison period.
Underlying net profit before tax attributable to
shareholders from continuing operations excludes
items that management believes are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about pre-tax
profit growth since the comparison period, while
excluding items that management believes are not
representative of the underlying performance of the
businesses.
Recurring net fee income
(USD and CHF)
– Personal & Corporate Banking
(non-GAAP measure)
Calculated as the total of fees for services provided on
an ongoing basis, such as portfolio management fees,
asset-based investment fund fees and custody fees,
which are generated on client assets, and
administrative fees for accounts.
This measure provides information about the amount
of recurring net fee income.
Return on
attributed
equity (%)
– Global Wealth
Management,
Personal &
Corporate Banking,
Asset Management,
the Investment
Bank
Calculated as business division operating profit before
tax (annualized for reporting periods shorter than
12 months) divided by average attributed equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity.
Return on attributed equity
(underlying) (%)
(non-GAAP measure)
Calculated as underlying business division operating
profit before tax (annualized for reporting periods
shorter than 12 months) (as defined above) divided by
average attributed equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Return on
common equity
tier 1 capital
(%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average common equity tier 1
capital.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital.
Return on common equity tier 1 capital
(underlying) (%)
(non-GAAP measure)
Calculated as underlying net profit attributable to
shareholders (annualized for reporting periods shorter
than 12 months) divided by average common equity
tier 1 capital. Underlying net profit attributable to
shareholders excludes items that management
believes are not representative of the underlying
performance of the businesses and also excludes
related tax impact.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Return on equity (%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average equity attributable to
shareholders.
This measure provides information about the
profitability of the business in relation to equity.
Return on tangible equity (%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average equity attributable to
shareholders less average goodwill and intangible
assets.
This measure provides information about the
profitability of the business in relation to tangible
equity.
Return on tangible equity (underlying)
(%)
(non-GAAP measure)
Calculated as underlying net profit attributable to
shareholders (annualized for reporting periods shorter
than 12 months) divided by average equity
attributable to shareholders less average goodwill and
intangible assets. Underlying net profit attributable to
shareholders excludes items that management
believes are not representative of the underlying
performance of the businesses and also excludes
related tax impact.
This measure provides information about the
profitability of the business in relation to tangible
equity, while excluding items that management
believes are not representative of the underlying
performance of the businesses.

UBS Group 30 June 2026 Interim Report |
Appendix

APM / non-GAAP label
Calculation
Information content / usefulness
Tangible book value per share
(USD)
Calculated as equity attributable to shareholders less
goodwill and intangible assets divided by the number
of shares outstanding.
This measure provides information about tangible net
assets on a per-share basis.
Total book value per share (USD) Calculated as equity attributable to shareholders divided by the number of shares outstanding.
This measure provides information about net assets
on a per-share basis.
Total revenues (underlying) (USD)
(non-GAAP measure)
Calculated by adjusting total revenues as reported in
accordance with IFRS Accounting Standards for items
that management believes are not representative of
the underlying performance of the businesses.
This measure provides information about the amount
of total revenues, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Transaction-based income
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
(non-GAAP measure)
Calculated as the total of the non-recurring portion of
net fee and commission income, mainly composed of
brokerage and transaction-based investment fund
fees, and credit card fees, as well as fees for payment
and foreign-exchange transactions, together with
other net income from financial instruments
measured at fair value through profit or loss.
This measure provides information about the amount
of the non-recurring portion of net fee and
commission income, together with other net income
from financial instruments measured at fair value
through profit or loss.
Transaction-based income (underlying)
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
(non-GAAP measure)
Calculated by adjusting transaction-based income for
items that management believes are not
representative of the underlying performance of the
businesses.
This measure provides information about the amount
of transaction-based income, while excluding items
that management believes are not representative of
the underlying performance of the businesses.
This is
a general
list of
the APMs
and non-GAAP
measures used
in our
financial reporting.
Not all
of the
above-
listed measures may appear in this particular report.
Information related to underlying return on common equity tier 1 capital (RoCET1) and underlying return on tangible equity (%)
As of or for the quarter ended As of or year-to-date
USD m, except where indicated 30.6.26 31.3.26 31.12.25 30.6.25 30.6.26 30.6.25
Underlying net profit / (loss) attributable to shareholders
1
11,968 12,290 8,698 10,880 12,129 9,418
Tangible equity
82,319 85,347 83,265 82,254 82,319 82,254
Average tangible equity
83,833 84,306 83,091 81,265 84,070 80,249
CET1 capital
72,464 73,313 71,262 72,709 72,464 72,709
Average CET1 capital
72,889 72,288 72,958 70,931 72,588 70,595
Underlying return on tangible equity (%)
1
14.3 14.6 10.5 13.4 14.4 11.7
Underlying return on common equity tier 1 capital (%)
1
16.4 17.0 11.9 15.3 16.7 13.3
1 Annualized for reporting periods shorter than 12 months.

UBS Group 30 June 2026 Interim Report |
Appendix

Abbreviations frequently used in our financial reports
A
ABS
asset-backed securities
AG
Aktiengesellschaft
AGM
Annual General Meeting of
shareholders
AI
artificial intelligence
A-IRB
advanced internal ratings-
based
ALCO
Asset and Liability
Committee
AMA
advanced measurement
approach
AML
anti-money laundering
AoA
Articles of Association
APM
alternative performance
measure
ARR
alternative reference rate
ARS
auction rate securities
ASF
available stable funding
AT1
additional tier 1
AuM
assets under management
B
BCBS
Basel Committee on
Banking Supervision
BIS
Bank for International
Settlements
BoD
Board of Directors
C
CAO
Capital Adequacy
Ordinance
CCAR
Comprehensive Capital
Analysis and Review
CCF
credit conversion factor
CCP
central counterparty
CCR
counterparty credit risk
CCRC
Corporate Culture and
Responsibility Committee
CDS
credit default swap
CEO
Chief Executive Officer
CET1
common equity tier 1
CFO
Chief Financial Officer
CGU
cash-generating unit
CHF
Swiss franc
CIO
Chief Investment Office
CORC
Compliance and
Operational Risk Control
CRM
credit risk mitigation
CRO
Chief Risk Officer
CST
combined stress test
CUSIP
Committee on Uniform
Security Identification
Procedures
CVA
credit valuation adjustment
D
DBO
defined benefit obligation
DCCP
Deferred Contingent
Capital Plan
DFAST
Dodd–Frank Act Stress Test
DisO-FINMA
FINMA Ordinance on the
Disclosure Obligations of
Banks and Securities Firms
DM
discount margin
DOJ
US Department of Justice
DTA
deferred tax asset
DVA
debit valuation adjustment
E
EAD
exposure at default
EB
Executive Board
EC
European Commission
ECB
European Central Bank
ECL
expected credit loss
EGM
Extraordinary General
Meeting of shareholders
EIR
effective interest rate
EL
expected loss
EMEA
Europe, Middle East and
Africa
EOP
Equity Ownership Plan
EPS
earnings per share
ESG
environmental, social and
governance
ETD
exchange-traded derivatives
ETF
exchange-traded fund
EU
European Union
EUR
euro
EURIBOR
Euro Interbank Offered Rate
EVE
economic value of equity
EY
Ernst & Young Ltd
F
FCA
UK Financial Conduct
Authority
FDIC
Federal Deposit Insurance
Corporation
FINMA
Swiss Financial Market
Supervisory Authority
FMIA
Swiss Financial Market
Infrastructure Act
FRTB
Fundamental Review of the
Trading Book
FSB
Financial Stability Board
FTA
Swiss Federal Tax
Administration
FVA
funding valuation
adjustment
FVOCI
fair value through other
comprehensive income
FVTPL
fair value through profit or
loss
FX
foreign exchange
G
GAAP
generally accepted
accounting principles
GBP
pound sterling
GDP
gross domestic product
GEB
Group Executive Board
GHG
greenhouse gas
GCORC
Group Compliance and
Operational Risk Control
GRI
Global Reporting Initiative
G-SIB
global systemically
important bank
H
HQLA high-quality liquid assets
I
IAS
International Accounting
Standards
IASB
International Accounting
Standards Board
IBOR
interbank offered rate
IFRIC
International Financial
Reporting Interpretations
Committee
IFRS
accounting standards
Accounting
issued by the IASB
Standards
IRB
internal ratings-based
IRRBB
interest rate risk in the
banking book
ISDA
International Swaps and
Derivatives Association
ISIN
International Securities
Identification Number

UBS Group 30 June 2026 Interim Report |
Appendix

Abbreviations frequently used in our financial reports (continued)
K
KRT
Key Risk Taker
L
LAS
liquidity-adjusted stress
LCR
liquidity coverage ratio
LGD
loss given default
LIBOR
London Interbank Offered
Rate
LLC
limited liability company
LoD
lines of defense
LRD
leverage ratio denominator
LTIP
Long-Term Incentive Plan
LTV
loan-to-value
M
M&A
mergers and acquisitions
MRT
Material Risk Taker
N
NII
net interest income
NSFR
net stable funding ratio
NYSE
New York Stock Exchange
O
OCA
own credit adjustment
OCI
other comprehensive
income
OECD
Organisation for Economic
Co-operation and
Development
OTC
over-the-counter
P
PCI
purchased credit impaired
PD
probability of default
PIT
point in time
PPA
purchase price allocation
Q
QCCP
qualifying central
counterparty
R
RBC
risk-based capital
RbM
risk-based monitoring
REIT
real estate investment trust
RMBS
residential mortgage-
backed securities
RniV
risks not in VaR
RoCET1
return on CET1 capital
RoU
right-of-use
rTSR
relative total shareholder
return
RWA
risk-weighted assets
S
SA
standardized approach or
société anonyme
SA-CCR
standardized approach for
counterparty credit risk
SAR
Special Administrative
Region of the People’s
Republic of China
SDG
Sustainable Development
Goal
SEC
US Securities and Exchange
Commission
SFT
securities financing
transaction
SIBOR
Singapore Interbank
Offered Rate
SICR
significant increase in credit
risk
SIX
SIX Swiss Exchange
SME
small and medium-sized
entities
SMF
Senior Management
Function
SNB
Swiss National Bank
SOR
Singapore Swap Offer Rate
SPPI
solely payments of principal
and interest
SRB
systemically relevant bank
SVaR
stressed value-at-risk
T
TBTF
too big to fail
TCFD
Task Force
on Climate-
related Financial Disclosures
TIBOR
Tokyo Interbank
Offered
Rate
TLAC
total loss-absorbing capacity
TTC
through the cycle
U
USD
US dollar
V
VaR
value-at-risk
VAT value-added tax
This is a
general list of
the abbreviations frequently
used in our
financial reporting. Not
all of the
listed abbreviations
may appear in this particular report.

UBS Group 30 June 2026 Interim Report |
Appendix

Information sources
Reporting publications
Annual publications
UBS
Group
Annual
Report
:
Published
in
English,
this
report
provides
descriptions
of:
the
Group
strategy
and
performance; the strategy
and performance of
the business divisions
and Group functions;
risk, treasury and
capital
management; corporate governance;
the compensation
framework, including information
about compensation for
the Board of Directors and the
Group Executive Board members; and financial
information, including the financial
statements.
“Auszug
aus
dem
Geschäftsbericht
”:
This
publication
provides
a
German
translation
of
selected
sections
of
the
UBS Group Annual Report.
Compensation
Report
:
This
report
discusses
the
compensation
framework
and
provides
information
about
compensation for
the Board
of Directors
and the
Group Executive
Board members.
It is
available
in English
and
German ( “Vergütungsbericht ”) and represents a component of the UBS Group Annual Report.
Sustainability
Report
:
Published
in
English,
the
UBS
Group
Sustainability
Report
provides
disclosures
on
environmental, social and governance (ESG) topics.
Quarterly publications
Interim Report
: This report
provides an update
on performance and
strategy (where applicable)
for the respective
quarter. It is available in English.
The annual
and quarterly
publications are
available in .pdf
and online
formats at
ubs.com/investors
, under
“Financial
information”. Printed copies, in any language, of the aforementioned annual publications are not provided.
Other information
Website
The “Investor
Relations” website
at
ubs.com/investors
provides the
following information
about UBS:
results-related
news
releases;
financial
information,
including
results-related
filings
with
the
US
Securities
and
Exchange
Commission
(the
SEC);
information
for
shareholders,
including
UBS
dividend
and
share
repurchase
program
information, and for bondholders, including rating
agencies reports; the corporate calendar; and
presentations by
management for investors and financial analysts. Information is available online in English, with some information
also available in German.
Results presentations
Quarterly
results
presentations
are
webcast
live.
Recordings
of
most
presentations
can
be
downloaded
from
ubs.com/presentations .
Messaging service
Email
alerts
to
news
about
UBS
can
be
subscribed
for
under
“UBS
News
Alert”
at
ubs.com/global/en/investor-
relations/contact/investor-services.html
. Messages are sent in English, German, French
or Italian, with an option to
select theme preferences for such alerts.
Form 20-F and other submissions to the US Securities and Exchange Commission
UBS files periodic
reports with and
submits other information
to the SEC.
Principal among these
filings is the
annual
report on Form 20-F, filed pursuant
to the US Securities Exchange Act
of 1934. The filing of
Form 20-F is structured
as
a
wraparound
document.
Most
sections
of
the
filing
can
be
satisfied
by
referring
to
the
UBS Group
Annual
Report. However, there
is a small
amount of additional
information in Form
20-F that
is not presented
elsewhere
and is particularly targeted at readers in
the US. Readers are encouraged to refer
to this additional disclosure. Any
document that is filed with the SEC is available on the SEC’s website: sec.gov . Refer to ubs.com/investors for more
information.

UBS Group 30 June 2026 Interim Report |
Appendix

Cautionary statement regarding forward-looking statements
|
This report contains statements
that constitute “forward-looking statements”,
including but
not limited to
management’s outlook for
UBS’s financial performance,
statements relating to
the anticipated effect
of transactions and
strategic initiatives on
UBS’s business and future development and goals. While these forward-looking statements represent UBS’s judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties
and other important factors could cause actual
developments and results to differ materially
from UBS’s
expectations.
In
particular,
the global
economy
may suffer
significant adverse
effects
from
increasing
political tensions
between world
powers, changes
to
international trade
policies, including
those related
to tariffs
and trade
barriers, and
evolving armed
conflicts.
UBS’s acquisition
of the
Credit
Suisse
Group
materially changed
its outlook
and strategic
direction and
introduced new
operational challenges.
The integration
of the
Credit Suisse
entities into
the UBS
structure is expected
to continue through
2026 and presents
significant operational and
execution risk, including the
risks that UBS
may be unable to
achieve
the cost reductions and business benefits contemplated by the transaction, that it may incur higher costs to execute the integration of Credit Suisse and that the acquired business may have greater risks or liabilities, including those related to litigation, than expected. In response to the failure of
Credit Suisse, Switzerland
has amended its Capital Adequacy Ordinance and is considering changes to its
Banking Act, which, if enacted as proposed,
would substantially increase capital
requirements for
UBS in relation
to its foreign
subsidiaries. These factors
create greater
uncertainty about forward-looking
statements. Other factors
that may
affect UBS’s performance and
ability to achieve its
plans, outlook and other
objectives also include, but
are not limited to:
(i) the degree to which
UBS is successful
in the execution of its strategic
plans, including its cost reduction
and efficiency initiatives and its
ability to manage its levels of
risk-weighted assets (RWA) and
leverage ratio denominator (LRD),
liquidity coverage ratio and
other financial resources, including changes
in RWA assets and liabilities
arising from higher market
volatility and the
size of the
combined Group;
(ii) the degree
to which UBS
is successful in
implementing changes to
its businesses to
meet changing market,
regulatory and other conditions,
including any potential changes to
banking examination and oversight practices
and standards as a
result of executive branch
orders or staff interpretations of law
in the US; (iii) inflation and interest rate volatility in
major markets; (iv) developments in the macroeconomic climate and in the markets
in which
UBS operates
or to
which it
is exposed,
including movements
in securities
prices or
liquidity,
credit spreads,
currency exchange
rates,
residential and commercial real estate markets, general economic conditions, and changes to national trade policies on the financial position or creditworthiness of UBS’s clients and counterparties,
as well as on client
sentiment and levels of activity;
(v) changes in the availability of
capital and funding, including
any adverse
changes in UBS’s credit spreads and credit
ratings of UBS, as well as availability and cost
of funding,
including as affected by the marketability of additional tier one debt instruments, to meet
requirements for debt eligible
for total loss-absorbing capacity (TLAC);
(vi) changes in and potential divergence
between central
bank policies or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the EU and other financial centers that have imposed,
or
resulted
in,
or
may
do
so
in
the
future,
more
stringent
or
entity-specific
capital,
TLAC,
leverage
ratio,
net
stable
funding
ratio,
liquidity
and
funding
requirements, heightened operational resilience
requirements, incremental tax requirements,
additional levies, limitations on permitted activities, constraints on
remuneration, constraints on transfers of capital
and liquidity and sharing of operational costs
across the Group or other
measures, and the effect these
will or
would have on UBS’s
business activities; (vii) UBS’s ability
to successfully implement resolvability
and related regulatory
requirements and the
potential need to
make further changes to the legal structure
or booking model of UBS in response
to legal and regulatory requirements
including heightened requirements and
expectations due to its acquisition
of the Credit Suisse Group;
(viii) UBS’s ability to maintain and
improve its systems and controls
for complying with sanctions
in a timely
manner and for
the detection and
prevention of money
laundering to meet
evolving regulatory requirements
and expectations, in
particular in the
current geopolitical turmoil;
(ix) the uncertainty arising from
domestic stresses in
certain major economies;
(x) changes in UBS’s competitive
position, including
whether differences in regulatory
capital and other requirements
among the major financial centers adversely
affect UBS’s ability to compete
in certain lines of
business; (xi) changes in the
standards of conduct applicable
to its businesses that
may result from new
regulations or new enforcement
of existing standards,
including measures to impose new and
enhanced duties when interacting with customers
and in the execution and handling of
customer transactions; (xii) the
liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, including litigation it has
inherited by
virtue of
the acquisition
of Credit
Suisse, contractual
claims and
regulatory investigations,
including the
potential for
disqualification from
certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regul
atory or other governmental sanctions, as
well as the
effect that litigation,
regulatory and similar
matters have on
the operational risk
component of its RWA;
(xiii) UBS’s ability to
retain and attract
the
employees necessary to
generate revenues and
to manage, support
and control
its businesses, which
may be affected
by competitive factors;
(xiv) changes in
accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition
of deferred tax assets and other matters; (xv) UBS’s ability to implement new technologies and business methods, including digital services, artificial intelligence and other technologies, and ability
to successfully compete with both
existing and new financial service
providers, some of which
may not be regulated
to the
same extent;
(xvi) limitations on
the effectiveness
of UBS’s internal
processes for
risk management,
risk control,
measurement and
modeling, and
of financial
models generally; (xvii) the occurrence
of operational failures, such
as fraud, misconduct, unauthorized trading,
financial crime, cyberattacks, data leakage
and
systems failures, the risk of which is increased with persistently high levels of cyberattack threats; (xviii) restrictions on the ability of UBS Group AG, UBS AG and regulated subsidiaries of UBS AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly,
or, in the
case of financial difficulties, due to
the exercise by FINMA or the
regulators of UBS’s operations in other countries
of their broad
statutory powers in
relation to protective
measures, restructuring and
liquidation proceedings; (xix) the
degree to which
changes in regulation,
capital or legal
structure, financial results or
other factors may affect
UBS’s ability to maintain its
stated capital return objective; (xx)
uncertainty over the scope of
actions that
may be required by UBS, governments
and others for UBS to achieve goals relating
to climate, environmental and social matters, as
well as the evolving nature
of underlying science and industry and the increasing divergence among regulatory regimes; (xxi) the ability of UBS to access capital markets; (xxii) the ability of
UBS to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, conflict, pandemic,
security breach,
cyberattack, power
loss, telecommunications
failure or
other natural
or man-made
event; and
(xxiii) the effect
that these
or other
factors or
unanticipated events, including media reports and speculations, may have on its reputation and the
additional consequences that this may have on its
business
and performance. The sequence in
which the factors above are
presented is not indicative of
their likelihood of occurrence
or the potential magnitude of
their
consequences. UBS’s business and
financial performance could be affected
by other factors identified
in its past and future
filings and reports, including
those
filed with the US Securities and Exchange Commission (the SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS
with the SEC, including
the UBS Group
AG and UBS AG
Annual Reports on Form
20-F for the year
ended 31 December 2025. UBS
is not
under any obligation to (and expressly disclaims any obligation to)
update or alter its forward-looking statements, whether as a result of new information, future
events, or otherwise.
Rounding |
Numbers presented
throughout this
report may
not add up
precisely to
the totals provided
in the tables,
infographics and text.
Percentages and
percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.
Tables
|
Within tables, blank fields generally indicate non-applicability or that presentation of any content
would not be meaningful, or that
information is not
available as of the relevant date or for the relevant period.
Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values
that are zero on a rounded basis can be either negative or positive on an actual basis.
Websites |
In this report, any website addresses are provided solely
for information and are not intended to
be active links. UBS is not
incorporating the contents
of any such websites into this report.

UBS Group AG
P.O. Box
CH-8098 Zurich
ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements on Form F-3
(Registration Numbers 333-283672 and 333-293403), and on Form S-8 (Registration Numbers 333-200634; 333-
200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312;
333-249143 and 333-
272975), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Forms 6-K of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-
111572), the Form 8-K of
CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the
Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated
May 10, 2004 and May 17, 2004
(Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By:
/s/
Sergio Ermotti
___
Name:
Sergio Ermotti
Title:
Group Chief Executive Officer
By:
/s/ Todd Tuckner
_
Name:
Todd Tuckner
Title:
Group Chief Financial Officer
By:
/s/ Steffen Henrich
____________
Name:
Steffen Henrich
Title:
Group Controller
UBS AG
By:
/s/
Sergio Ermotti
_
Name:
Sergio Ermotti
Title:
President of the Executive Board
By:
/s/ Todd Tuckner
_
Name:
Todd Tuckner
Title:
Chief Financial Officer
By:
/s/ Steffen Henrich
_____________
Name:
Steffen Henrich
Title:
Controller
Date:
July 29, 2026